ITEM 4.         INFORMATION ON THE COMPANY

A.    History and Development of the Company

ArcelorMittal is the world’s leading integrated steel and mining company. It results from the combination in 2006 of Mittal Steel and Arcelor, which were at the time the world’s largest and second largest steel companies by production volume respectively.

ArcelorMittal had sales of $79.4 billion, steel shipments of 82.6 million tonnes, crude steel production of 91.2 million tonnes, iron ore production from own mines and strategic contracts of 70.1 million tonnes and coal production from own mines and strategic contracts of 8.8 million tonnes for the year ended December 31, 2013, as compared to sales of $84.2 billion, steel shipments of 82.2 million tonnes, crude steel production of 88.2 million tonnes, iron ore production of 68.1 million tonnes and coal production of 8.9 million tonnes for the year ended December 31, 2012.

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2013, was $2.5 billion, or $(1.46) per share, as compared with net loss attributable to equity holders of the parent of $3.4 billion, or $(2.17) per share, for the year ended December 31, 2012.

As of December 31, 2013, ArcelorMittal had equity attributable to equity of the parent of $49.8 billion, total debt of $22.3 billion and cash and cash equivalents, including restricted cash, of $6.2 billion as compared to equity attributable to equity of the parent of $47.0 billion, total debt of $26.3 billion and cash and cash equivalents, including restricted cash, of $4.5 billion as of December 31, 2012.

ArcelorMittal's success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, redoubled its efforts to control costs and repositioned its operations to outperform its competitors.

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other: global scale and scope; unmatched technical capabilities; diverse portfolio of steel and related businesses, particularly mining; and financial capability. The Company’s strategy is further detailed under “Item 4.B—Information on the Company—Business Overview—Business Strategy”.

 Geography:  ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is a significant steel producer in the CIS region. ArcelorMittal has steel-making operations in 20 countries on four continents, including 57 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2013, ArcelorMittal had approximately 232,000 employees.

On January 1, 2014, ArcelorMittal modified the composition of its reportable segments in order to reflect changes in the Company’s approach to managing its operations. As a result of the change, ArcelorMittal reports its business in five reportable segments corresponding to continuing operations: NAFTA; Europe; Brazil; ACIS; and Mining. Previously, ArcelorMittal reported its business in six reportable segments corresponding to continuing operations: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, AACIS, Distribution Solutions, and Mining. In January 2011, ArcelorMittal completed the spin-off of its stainless steel division to a separately-focused company, Aperam, and these operations were therefore reported as discontinued operations. Beginning in the first quarter of 2011, ArcelorMittal began reporting Mining as a separate reportable segment in order to reflect changes in the Company’s approach to managing its mining operations.

ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 38% of its steel is produced in the Americas, approximately 46% is produced in Europe and approximately 16% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

Products: ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in over 170 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking, PCI and thermal coal.

As a global steel producer, the Company is able to meet the needs of different markets. Steel consumption and product requirements clearly differ between developed markets and developing markets. Steel consumption in developed economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, the Company maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

Mining Value Chain: ArcelorMittal has a significant and growing portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2013 (assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Peña Colorada for its own use), approximately 62% of ArcelorMittal’s iron-ore requirements and approximately 19% of its PCI and coal requirements were supplied from its own mines or from strategic contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has prospective mining developments in Canada and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. It has coal mining projects under prospective development in India. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 88% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 18 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Europe segment. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

History

ArcelorMittal is a successor to Mittal Steel, a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal. It has experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. Mittal Steel made its first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of its principal acquisitions since then include Sibalsa (Mexico) in 1992, Sidbec Dosco (Canada) in 1994, Hamburger Stahlwerk (Germany) and Karmet (Kazakhstan) in 1995, Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA) and Kryvorizhstal (Ukraine) in 2005, three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

Arcelor was created in February 2002 by the combination of three steel-making companies: Aceralia Corporación Siderúrgica (“Aceralia”), Arbed and Usinor. At the time of its acquisition by Mittal Steel in 2006, Arcelor was the second largest steel producer in the world in terms of production, with 2005 production of 46.7 million tonnes of steel and 2005 revenues of €32.6 billion. It operated in all key end markets: the automotive industry, construction, household appliances, packaging and general industry. Arcelor enjoyed leading positions in Western Europe and South America, in particular due to its Brazilian operations. The process of integrating Arcelor and Mittal Steel, including the realization of the targeted $1.6 billion in synergies from the merger, was completed on schedule by the end of 2008.

In 2007 and through the first half of 2008, ArcelorMittal continued to pursue a disciplined growth strategy, with transactions announced in Argentina, Australia, Austria, Brazil, Canada, Costa Rica, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Sweden, Turkey, the United Kingdom, Uruguay, United Arab Emirates, the United States and Venezuela, a large part of which were successfully completed. ArcelorMittal also completed buy-out offers for non-controlling interests in certain of its subsidiaries in Argentina, Brazil and Poland. In addition, the Company announced and, in some cases, initiated development plans for greenfield steelmaking and mining projects in numerous countries.

During the latter part of 2008 and all of 2009, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities. Merger and acquisition activity remained limited in 2010 but increased somewhat in 2011 with the acquisition (along with a partner) of Baffinland. Since September 2011, ArcelorMittal has been undergoing a deleveraging process to reduce its indebtedness including numerous divestments of non-core assets (sale of stakes in Macarthur Coal, Enovos, Paul Wurth and Erdemir; sale of Skyline Steel; agreed sale of stake in Kalagadi Manganese; agreed sale of steel cord business). Acquisition activity restarted again in November 2013 with ArcelorMittal’s announced acquisition of TK Steel USA through a 50/50 joint venture partnership entered into with NSSMC.

The steel-making and other assets acquired as described above (including the acquisitions of raw material producers or production sites) now constitute ArcelorMittal’s major operating subsidiaries.

Updates on Previously Announced Investment Projects

In the strong market environment that prevailed in the 2005-2008 period, the Company announced a series of proposed greenfield and brownfield investment projects.  As a result of the severe market downturn in 2008-2009, the Company re-examined its investment projects involving significant capital expenditure and has continued subsequently to reassess the cost-benefit and feasibility calculations of these projects.  It has also in more recent years readjusted its investment priorities, with increasing focus on mining projects and less focus on steelmaking projects (above and beyond maintenance capital expenditures).  These trends and changes in focus are apparent from the capital expenditure numbers.  Capital expenditures in 2009 amounted to just to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion, of which $2.7 billion was for maintenance. In 2011, capital expenditure increased to $4.9 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.4 billion dedicated to mining projects. In 2012, capital expenditure decreased slightly to $4.7 billion, $3.2 billion of which was related to maintenance (including health and safety investments) and $1.5 billion dedicated to growth projects mainly in mining. In 2013, capital expenditure decreased to $3.5 billion, $2.4 billion of which was related to maintenance (including health and safety investments) and $1.1 billion dedicated to growth projects mainly in mining. In 2014, capital expenditure is expected to amount to approximately $3.8-4.0 billion and to include the roll-over of some capital expenditure from 2013.  Accordingly, while the Company continues to study certain of the previously announced investment projects summarized below, no assurance can be given that they will proceed.

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build large-scale integrated steel plants in the Indian States of Jharkhand and Odisha at a cost estimated at the time as in excess of $10 billion. Implementation of these projects was delayed for various reasons, including because of challenges relating to securing necessary mining rights, land and construction permits and regulatory approvals, and the fact that, in the meantime, the Company had explored alternative investment opportunities. Concerning the proposed steel plant in Jharkhand, ArcelorMittal is currently working to set up a three-million tonne per annum module in the first stage for which adequate land is sought under the State Government Consent Award Scheme. Under this scheme, the State Government would facilitate the legal transfer of land for a project after an investor has secured the landowner’s consent to the sale of the land. Concerning the Odisha project, the Company decided in July 2013 not to progress with its planned construction of an integrated steel plant and a captive power plant in the district of Keonjhar and it accordingly informed the Odisha Government that it would not seek to extend the memorandum of understanding with the Odisha Government, which became eligible for renewal on December 31, 2011.

The Company also explored other investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisages the construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company has completed all of the necessary steps to acquire the land. ArcelorMittal India Limited received possession certificates for 2,659 acres of private land following the acquisition of 1,827 acres and 832 acres in December 2011 and October 2012, respectively. This leaves a balance of 136.33 acres of land owned by the Karnataka Government, which is being processed for allocation expected to be completed during the first quarter of 2014. The Company is also in the process of finalizing the subcontractor agreements related to the fencing and safeguarding of the entire land in Karnataka, which are expected to start during the first quarter of 2014. The Karnataka Government has also approved the project’s use of water from the Tungabhadra River. The Company has applied for mining leases, although following a recent Supreme Court order relating to illegal mining activities in the State of Karnataka, and new mining legislation proposed by the Government of India, the allocation of new mining leases in Karnataka has been put on hold. A draft feasibility report for the contemplated steel plant has been completed and hydrological and environmental impact assessment studies have been initiated.

Kazakhstan. On June 10, 2008, ArcelorMittal announced plans to invest approximately $1.2 billion in improvements in health and safety and technological upgrades at its integrated steel plant and coal mines in Kazakhstan. This investment program is proceeding as announced. ArcelorMittal also announced possible investments to expand steelmaking capacity in Kazakhstan from five to ten million tonnes over a five to nine year period. The implementation of this expansion project has been postponed due, among other things, to the subsequent change in market conditions. As in other markets, any decision to increase investment in steelmaking capacity, while not currently envisaged, will depend on local market conditions and overall competitiveness considerations.

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second line of sinter plant, blast furnace, melting shop and rolling mill that would add approximately 1.2 million tonnes per annum of additional wire rod capacity. After having been delayed in late 2008-early 2009 due to market conditions, implementation of the project, estimated to entail an investment of $1.4 billion, was restarted in April 2010 with initial targeted completion in late 2012. In light of market uncertainty, however, the Monlevade project has been temporarily halted in the third quarter of 2011.  During the second quarter of 2013, ArcelorMittal restarted its Monlevade expansion project, which is expected to be completed in two phases with the first phase expected to be finished in 2015 and focused mainly on downstream facilities consisting of a new wire rod mill in Monlevade with additional capacity of 1.05 million tonnes of coils per year with an estimated investment of $280 million and Juiz de Fora rebar capacity increase from 50,000 to 400,000 tonnes per year and meltshop capacity increase by 200,000 tonnes. A decision regarding the execution of the second phase of the project will be taken at a later date.

China. In 2008, ArcelorMittal announced the establishment of two joint venture projects in China with Hunan Valin Iron & Steel Group Co., Ltd. (“Valin Group”), one related to electrical steel in which each party holds 50%, and the other related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Co., Ltd. holds 34% stake. The automotive steel joint venture, Valin ArcelorMittal Automotive Steel (“VAMA”), would build facilities with an annual production capacity of 1.5 million tonnes of products including cold rolled steel, galvanized steel and galvanealed steel, with an estimated investment amount of CNY 4.5 billion ($743 million). Approval from China’s National Development and Reform Commission and the Ministry of Commerce was received in 2010. In June 2012, ArcelorMittal and the Valin Group announced that ArcelorMittal would increase its shareholding in VAMA from 33% to 49%.  Pursuant to a new shareholding agreement, the Valin Group and ArcelorMittal increased VAMA's planned capacity by 25% from 1.2 million tonnes to 1.5 million tonnes, with capital investment to increase by 15% to CNY 5.2 billion (approximately $859 million). VAMA has signed purchase agreements totaling CNY 1.8 billion (approximately $297 million) for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The project is currently in an equipment construction phase. The joint venture is expected to become operational in the second half of 2014.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies (“BJG”) for the design and construction of a seamless tube mill in Saudi Arabia to be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf.  ArcelorMittal, through its subsidiary ArcelorMittal Tubular Products International B.V. (“AMTPI”), currently holds 51% and BJG’s transferee, Al-Tanmiah for Industrial & Commercial Investment Company, holds 49% of the joint venture company, which is managed under the joint control of both investors.  The first pipe was successfully produced in November 2013.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of a first amendment to agreements relating to an iron ore mining and infrastructure development project entered into in 2005. A further amendment to the 2006 Mineral Development Agreement was negotiated and ratified in September 2013. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway and developing the Buchanan port for shipping traffic, and includes a number of important social initiatives, including relating to providing training and health facilities for employees. Production of direct ship ore (“DSO”) commenced in the second half of 2011 which increased to a capacity of four million tonnes in 2012. An expansion of production to reach capacity of 15 million tonnes per annum of concentrate in 2015 that requires investments in a concentrator, sag mills, stacker-reclaimers and power plants has commenced.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum and the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. In November 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing, subject to various conditions including financing by the buyer, for the acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. As of the date of this annual report, ArcelorMittal has not been notified of the satisfaction of the financing arrangements.

Mauritania. In late 2007, ArcelorMittal entered into an agreement with Société Nationale Industrielle et Minière (“SNIM”) of Mauritania, pursuant to which SNIM and ArcelorMittal would jointly develop a large iron ore mining project in the large El Agareb deposit. ArcelorMittal completed exploratory works and a feasibility study in 2013, which showed only a limited viability of the project. As a result, the Parties terminated the agreement.

Baffinland (Canada). In March 2011, ArcelorMittal acquired 70% of Baffinland Iron Mines Corp. (“Baffinland”), with Nunavut Iron Ore Inc. (“Nunavut Iron Ore”)  owning the remaining 30%. In February 2013, ArcelorMittal and Nunavut Iron Ore entered into a joint arrangement and equalized their shareholdings at 50/50. ArcelorMittal retained operator and marketing rights and, in consideration for its increased shareholding, Nunavut Iron Ore’s share of the project funding obligations was proportionately increased.

Baffinland owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut. The Mary River property is located within the Arctic Circle and consists of nine high grade deposits. The current project envisages a phased development with multiple phases. In July 2013, Baffinland received its required permit for the overall project, allowing for the commencement of phase 1 activities. Phase 1 comprises a low-cost capital investment expected to result in production of 3.5 million tonnes per annum in 2015 with a road haulage option.  Subsequent phases, to be implemented when attractive financing terms are available, would involve the expansion of mining facilities and construction of additional infrastructure so as to ship a minimum of 18 million tonnes per annum of high grade, direct shipped lump and sinter ore. The Company has submitted a request for amendment to its permit to allow for shipment of ore through the northern route, which is in process.

Key Transactions and Events in 2013

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2013 are summarized below.

•         On December 11, 2013 ArcelorMittal announced that, following an internal review aimed at simplifying its organizational structure, the Company’s business will be managed according to region, while product specializations will be maintained within each region. The changes took effect as from January 1, 2014. Management of the business will be re-organized as follows, with the following Group Management Board (“GMB”) responsibilities:

–         Flat Carbon Europe, Long Carbon Europe and Distribution Solutions will report to Aditya Mittal as Chief Executive Officer of ArcelorMittal Europe.  Aditya Mittal will remain Chief Financial Officer of ArcelorMittal.

–         Flat Carbon Americas and Long Carbon Americas will report to Lou Schorsch as Chief Executive Officer of ArcelorMittal Americas.  Lou Schorsch will remain responsible on a Group-wide basis for Strategy, Technology, Research and Development and Automotive and Commercial Coordination.

–         Sudhir Maheshwari will remain Chief Executive Officer of India and China and will remain responsible for Mergers and Acquisitions, Finance and Risk Management.

–         Algeria, Kazakhstan, South Africa and Ukraine will report to Davinder Chugh as Chief Executive Officer of ArcelorMittal Africa and the CIS.

–         Tubular Products will report to Gonzalo Urquijo, who will also become Group Head of Health and Safety and Corporate Affairs, which include Government Affairs, Corporate Responsibility and Communication.

In addition, Michel Wurth will retire from the Company in April 2014, but will remain chairman of ArcelorMittal Luxembourg and, subject to approval at the ArcelorMittal annual general shareholders’ meeting, serve as a member of the ArcelorMittal Board of Directors.

•         On December 10, 2013, ArcelorMittal announced that it had entered into an agreement with Bekaert Group (“Bekaert”), a worldwide market and technology leader in steel wire transformation and coatings, with a view to extending its partnership with Bekaert in Latin America to Costa Rica and Ecuador. ArcelorMittal and Bekaert have been partners in Brazil since 1975. Under the terms of the agreement, both partners will invest in ArcelorMittal’s existing steel wire plant in Costa Rica and will build a new Dramix® steel fibre manufacturing plant on the Orotina industrial site in Costa Rica. The partners will invest approximately $20 million over two years in the new plant, which will have an annual production capacity of 20,000 tons of Dramix® steel fibres.  ArcelorMittal and Bekaert will consummate the transaction by exchanging shareholdings in various businesses on a net zero-cash basis. ArcelorMittal will become a minority shareholder in the Ideal Alambrec Ecuador wire plant, which will be controlled by Bekaert; Bekaert will become the controlling partner of a steel wire products business in Costa Rica (representing 73% of the wire business of ArcelorMittal Costa Rica) that will be renamed BIA Alambres Costa Rica SA; and ArcelorMittal will transfer its 55% interest in Cimaf Cabos, a cable business in Osasco (São Paulo) Brazil that is currently a branch of  Belgo Bekaert Arames (“BBA”), to Bekaert. The transaction also includes wire rod supply agreements between the Company and Bekaert, and a cable wire supply agreement between BBA and Bakaert. The transaction is expected to close in the first quarter of 2014 subject to regulatory approvals in certain markets.

•         On December 9, 2013, ArcelorMittal entered into an agreement with Kiswire Ltd. for the sale of  its 50% stake in the joint venture Kiswire ArcelorMittal Ltd (South Korea)  and other steel cord assets in the U.S., Europe and Asia for a total consideration of $169 million. The transaction is expected to be completed in the second quarter of 2014, subject to regulatory approvals.

•         On December 7, 2013, ArcelorMittal Liège agreed the terms of a social plan with the unions following a five-year agreement on the industrial plan for downstream activities at ArcelorMittal Liège finalized with the unions on September 30, 2013. On January 24, 2013, ArcelorMittal Liège had informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège had proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) hot-dip galvanizing lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company had also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe. Pursuant to the industrial plan agreed on September 30, 2013, six lines will be maintained: five strategic lines and the hot-dip galvanizing line 5.  ArcelorMittal Liège’s remaining cold phase lines and the liquid phase assets will be mothballed (except for blast furnace number six, which will be dismantled). ArcelorMittal also confirmed its commitment to a €138 million investment program. ArcelorMittal also confirmed that research and development work will continue in Liège.

•         On November 29, 2013, ArcelorMittal announced that it had entered into a 50/50 joint venture partnership with NSSMC to acquire 100% of TK Steel USA from ThyssenKrupp for $1,550 million. TK Steel USA is a steel processing plant situated in Calvert, Alabama, with a total hot-strip mill capacity of 5.3 million tons and hot rolling, cold rolling and coating lines (out of which 1.0 million tons is reserved for stainless steel on a tolling basis). The transaction is expected to be financed through a combination of equity and debt at the joint venture level. Neither ArcelorMittal nor NSSMC is taking on any debt as part of the transaction. The transaction includes a six-year agreement to purchase two million tonnes of slab annually from ThyssenKrupp Companhia Siderúrgica do Atlântico (“TK CSA”), an integrated steel mill complex located in Rio de Janeiro,

Brazil, using a market-based price formula. TK CSA has an option to extend the agreement for an additional three years on terms that are more favorable to the joint venture, as compared with the initial time period. The remaining slab balance will be sourced from ArcelorMittal plants in the US, Brazil and Mexico. ArcelorMittal will be principally responsible for marketing the product on behalf of the joint venture. The price ArcelorMittal will receive for its slabs will be determined by the volume, price and cost performance of the joint venture. The waiting period under the U.S. HSR Act terminated on January 29, 2014. The termination of the U.S. HSR Act waiting period satisfies one of the conditions to the closing of the acquisition. Subject to the satisfaction of other customary conditions, the acquisition is expected to close during the first quarter of 2014.

•         On November 26, 2013, ArcelorMittal completed amendments to two credit facilities. It reduced its syndicated revolving credit facility originally entered into in March 2011, which may be utilized for general corporate purposes and which matures in 2016, from $6 billion to $3.6 billion. It also reduced its syndicated revolving credit facility originally entered into in May 2010, which may be utilized for general corporate purposes, from $4 billion to $2.4 billion, and it extended the maturity date of that facility to November 6, 2018.

•         On November 5, 2013, ArcelorMittal’s 52% subsidiary, ArcelorMittal South Africa, entered into an agreement with Sishen Iron Ore Company Ltd (“SIOC”), a subsidiary of Kumba, relating to the long-term supply of iron ore.  Under the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal South Africa may purchase from SIOC up to 6.25 million tonnes of iron ore per year, pursuant to agreed specifications and lump-fine ratios. The price of iron ore sold by SIOC to ArcelorMittal South Africa  will be determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.  The volume of 6.25 million tonnes a year of iron ore includes any volumes delivered by SIOC to ArcelorMittal from the Thabazimbi mine, the operational and financial risks of which will pass from ArcelorMittal to Kumba under the terms of the agreement.  The agreement settles various disputes between the parties (see “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”).

•         On October 10, 2013, ArcelorMittal completed its sale of 233,169,183 shares (the “Shares”) in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. The sale generated proceeds of approximately $267 million. Prior to the sale, ArcelorMittal owned 655,969,154 Shares in Erdemir, representing approximately 18.74% of Erdemir’s share capital. Following completion of the sale, ArcelorMittal holds approximately 12.08% of Erdemir’s share capital. ArcelorMittal agreed to a 180-day lock-up period on its remaining stake in Erdemir.

•         On October 5, 2013 ArcelorMittal and Sider, an Algerian state-owned company, entered into a strategic agreement including an investment plan of $763 million in relation to the steel complex at Annaba and the Tebessa mines in Ouenza and Boukhadra. The plan includes a project to more than double the Annaba plant’s production capacity from 1 million to 2.2 million tons per year by 2017. In return for diluting the Group’s ownership interest in Annaba (effective December 17, 2013) and Tebessa from 70% to 49%, the Government of Algeria offered various incentives, including low-cost local bank financing. The investment plan will be funded by equity contributions from shareholders and bank financing.

•         In 2007, ArcelorMittal Holdings AG entered into an agreement with the State of Senegal relating to an integrated iron ore mining and related infrastructure project. The Company announced at the time that implementation of the project would entail an aggregate investment of $2.2 billion. Project implementation did not follow the originally anticipated schedule after initial phase studies and related investments.   The Company engaged in discussions with the State of Senegal about the project over a long period. In early 2011, the parties engaged in a conciliation procedure, as provided for under their agreement, in an attempt to reach a mutually acceptable outcome. Following the unsuccessful completion of this procedure, in May 2011 the State of Senegal commenced an arbitration before the Court of Arbitration of the International Chamber of Commerce, claiming breach of contract and provisionally estimating damages of $750 million. In September 2013, the arbitral tribunal issued its first award ruling that Senegal is entitled to terminate the 2007 agreements. The arbitral tribunal also ruled that a new arbitration phase will be held relating to the potential liability of ArcelorMittal as well as the amount of any damages which could be awarded to Senegal. The arbitral tribunal has set the procedural timetable for the new phase leading to oral hearings in the Fall of 2015. ArcelorMittal will vigorously defend against any claims made for damages in the second phase of the arbitration.  It should now be considered that the project will not be implemented under the 2007 agreements.

•         Effective August 3, 2013, Bill Scotting became chief executive officer of Mining. He replaced Peter Kukielski, who had been the chief executive officer since December 2008 and member of the GMB and who left the Company on August 3, 2013 to pursue new opportunities.

•         On July 17, 2013, ArcelorMittal announced that it had informed the Government of Odisha’s Chief Secretary that the Company had decided not to progress with its planned construction of an integrated steel plant and a captive power plant in the district of Keonjhar. The project had faced significant external delays and ArcelorMittal had not been able to acquire the requisite land for the steel plant, nor had it been able to ensure captive iron ore security, which is a necessary requirement for the project. The Company further stated that this decision did not affect ArcelorMittal’s plan to pursue its two other previously announced greenfield developments in India (in Jharkhand and Karnataka).

•         On June 28, 2013, ArcelorMittal completed the early tender portion of a zero premium cash tender offer to purchase any and all of its 6.5% U.S. dollar denominated notes due in April 2014. ArcelorMittal purchased $310.7 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $327.0 million. On July 16, 2013, the final settlement date, ArcelorMittal purchased an additional $0.8 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $0.8 million. Accordingly, a total of $311.5 million principal amount of notes were accepted for purchase, for a total aggregate purchase price (including accrued interest) of $327.8 million. Upon settlement for all of the notes accepted pursuant to the offer, $188.5 million principal amount remained outstanding.

•         On June 26, 2013, ArcelorMittal completed a zero premium cash tender offer to purchase any and all of its 4.625% euro-denominated notes due in November 2014. ArcelorMittal purchased €139.5 million principal amount of notes for a total aggregate purchase price (including accrued interest) of €150.1 million.  After the tender offer, €360.5 million principal amount of 4.625% euro-denominated notes due in November 2014 remained outstanding.

•         Pursuant to an agreement dated December 31, 2012, ArcelorMittal Mines Canada, a wholly owned subsidiary of ArcelorMittal, and a consortium led by POSCO and China Steel Corporation (“CSC”), and also including certain financial investors, created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. In the first half of 2013, the consortium completed the acquisition, through two installments, of an aggregate 15% interest in the joint ventures for a total consideration of $1.1 billion in cash.  On March 15, 2013, the consortium acquired an 11.05% interest in the joint ventures for $810 million, and on May 30, 2013, the consortium purchased a further 3.95% interest in the joint ventures for  $290 million. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests.

•         On February 20, 2013, Nunavut Iron Ore increased its shareholding in Baffinland from 30% to 50% following entry into a joint arrangement with ArcelorMittal. Baffinland owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut (Canada).  As consideration, Nunavut Iron Ore’s share of the funding obligation for the development of Baffinland’s Mary River iron ore project was increased in line with its increased shareholding. ArcelorMittal retained a 50% interest in the project as well as operator and marketing rights.

•         On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Repairs were completed and full operations resumed during the second week of April 2013. An estimated 361,000 tonnes of production volumes was lost as a result of the incident.  The resulting operating loss net of insurance indemnification is currently estimated at $56 million.

•         ArcelorMittal completed a combined offering of ordinary shares and mandatorily convertible subordinated notes (“MCNs”) on January 14, 2013 and January 16, 2013, respectively. The ordinary share offering generated gross proceeds of $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 per ordinary share. The MCN offering generated gross proceeds of $2.25 billion. The notes have a maturity of three years, were issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs was set at $16.75, corresponding to the placement price of shares in the concurrent ordinary share offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94).  The minimum and maximum conversion prices are subject to adjustment upon the occurrence of certain events, and were, as of December 31, 2013, $16.49 and $20.61, respectively. The Mittal family purchased $300 million of MCNs and $300 million of ordinary shares in the offering. ArcelorMittal used the net proceeds from the combined offering to reduce existing indebtedness.

Recent Developments

•         On January 21, 2014, ArcelorMittal announced the extension of the conversion date for the $1billion privately placed mandatory convertible bond (“MCB”) issued on December 28, 2009 by one of its wholly-owned Luxembourg subsidiaries. This amendment to the MCB, which is mandatorily convertible into preferred shares of such subsidiary, was executed on January16, 2014. The mandatory conversion date of the bond has been extended to January 29, 2016. The other main features of the MCB remain unchanged. The bond was placed privately with a Luxembourg affiliate of Credit Agricole Corporate and Investment Bank and is not listed. The subsidiary has simultaneously executed amendments providing for the extension of the outstanding notes into which it invested the proceeds of the bond issuance, which are linked to shares of the listed companies Eregli Demir Va Celik Fab. T. AS of Turkey and China Oriental, both of which are held by ArcelorMittal subsidiaries.

•         On February 20, 2014, ArcelorMittal redeemed all of its outstanding $650 million subordinated perpetual capital securities following the occurrence of a “Ratings Agency Event”, as defined in the terms of the securities.  The notes were redeemed at a redemption price of 101% of the principal amount thereof, plus any interest accrued to but excluding the redemption date.

Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
Telephone: +352 4792-3746

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA LLC
1 South Dearborn Street, 19th floor
Chicago, Illinois 60603
United States of America
Telephone: + 1 312 899-3985

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, are admitted to trading outside the United States on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”), and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris and Amsterdam) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

Internet Site

ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL and are for your information only.

B.    Business Overview

Competitive Strengths

We believe that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel. ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 119 million tonnes of crude steel for the year ended December 31, 2013. Steel shipments for the year ended December 31, 2013 totaled 82.6 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, a significant steel producer in the CIS region, and has a growing presence in Asia, including investments in China and India. It is also the largest steel producer in the EU, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).

ArcelorMittal has a diversified portfolio of steel products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in over 170 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 17% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

A world-class mining business.  ArcelorMittal has a global portfolio of 16 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2013, ArcelorMittal mines and strategic contracts produced 70.1 million tonnes of iron ore and met 62 % of the Company’s iron ore requirements, and produced 8.8 million tonnes of coking coal and PCI and met 19 % of the Company’s PCI and coal requirements. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2013, ArcelorMittal’s iron ore reserves are estimated at 4.6 billion tonnes run of mine and its total coking coal reserves are estimated at 318 million tonnes run of mine or 173 wet recoverable million tonnes.

The Company’s long-life iron ore and coal reserves provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. Since January 1, 2011, the mining business has been managed separately as a segment. This enhances the ability to optimize capital allocation and pursue growth plans, which include a material increase in production and sales to third parties at market prices.

Market-leading automotive steel business. The Company estimates its flat products share of the global automotive steel market at approximately 17% in 2013. In total, the automotive industry consumed approximately 13.2 million tonnes of steel in 2013, which represents 16% of the Company’s total steel shipments for the year.

Long-term contracts add to the stability of the business. ArcelorMittal has built close relationships with its customers, often working with them at the vehicle design stage. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide highly engineered solutions that help make vehicles lighter, safer and more fuel-efficient.

ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. Its S-in motion® line of solutions is a unique offering to the automotive market that is responsive to OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motion® projects, OEMs can achieve up to 19% weight reduction with the solutions offered. Building on this, in June 2013, ArcelorMittal launched an innovative ultra-lightweight steel car door, which is 30% less expensive than an aluminum door. Further solutions developed for the pick-up trucks market offer up to 23% weight savings.

ArcelorMittal’s deliveries to the automotive industry are mainly in the natural geographic markets of its production facilities in Europe, North and South America and South Africa. The Company also exports certain specialty products to China, where it is developing its position in advance of production through VAMA, its joint venture with Hunan Valin expected to become operational during the second half of 2014 (see “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects”). Its product mix is oriented toward higher value products and mainly to OEMs directly where the Company sells tailored solutions based on its products. With sales and service offices worldwide, production facilities in North and South America, South Africa and Europe and eventually, in China, ArcelorMittal believes it is uniquely positioned to supply global automotive customers with the same products worldwide. The Company has joint ventures and has also developed a global downstream network with partners through its Europe segment for distribution solutions. This provides the Company with a proximity advantage in virtually all regions where its global customers are present.

Research and Development. Research and Development (“R&D”) provides the technical foundation for the sustainability and commercial success of the Company by stimulating continuous product and process improvement. With 11 major research centers, ArcelorMittal possesses a leading R&D capability among steel producers. The Company also maintains strong academic partnerships with universities and other scientific bodies, while its close customer relationships and well-established design and engineering skills enable it to foster the development of new steel products and solutions that meet its customers' evolving needs. In 2013, ArcelorMittal’s R&D expense was $270 million.

The main focuses of ArcelorMittal’s R&D are:

•         Maintaining the competitiveness of steel versus alternative materials, particularly in ArcelorMittal's unique automotive franchise. R&D has been at the forefront of industry developments to pioneer advanced high-strength steel (“AHSS”) grades and manufacturing processes that help automotive customers create lighter yet stronger vehicles and meet demanding new targets for fuel economy. These developments are designed to ensure that steel remains the material of choice for the automotive industry of the future, while protecting and expanding the Company's market share in this segment. The S-in motion® project, introduced in 2010, reduces the body weight of a typical C-segment vehicle by up to 19% and has been widely adopted to differing degrees by automotive producers worldwide. In 2013, Honda launched a new MDX SUV model incorporating ArcelorMittal's integrated door ring concept, which combines the benefits of laser welding technology with the high performance of press hardened steel (“PHS”), combining substantial weight savings with a major advance in crash-resistance. A new project on the model of S-in motion® has been launched to offer weight saving solutions for the light truck market. A third generation of AHSS is now in development to take the lightweighting process a further step forward. A first steel grade belonging to this family of products was commercialized in 2013. Other grades will be ready for approval in 2014. The Company also intends to expand its Usibor® range for hot stamping. It will especially progress in the development of Usibor® 2000 which enables another 10% lightweighting compared to the regular Usibor®.

•         Creating niche products to grow ArcelorMittal's non-auto segments. In the construction sector, a prime focus for R&D is the development of low-energy buildings. Rather than simply providing steel components, the approach is holistic, encompassing a variety of techniques. These range from new floor systems offering high levels of insulation to photo-voltaic steel roof products, the latter being currently developed in the Phoster project co-financed by the EU Life+ program. As the global leader in sheet piles, ArcelorMittal continues to broaden and improve its offering. The focus of R&D is on improved installation, new coatings and improved corrosion-resistance.

•         The R&D department has pioneered unique fire-resistance qualities involving new steel coatings and the use of composite materials. In electrical steels, ArcelorMittal launched a new generation of steels for electrical motors in 2013. Aimed at the automotive industry, the iCAReTM products offer a major advance in mechanical performance, combining low core loss with good magnetic permeability. The R&D department is now working with automotive customers on the application of iCAReTM to their hybrid and electrical vehicles. In the energy markets, the R&D department is engaged in a wide range of projects. With respect to American Petroleum Institute (“API”) products used in the transmission of oil and gas, the R&D team is developing a new generation of higher strength materials designed to perform in conditions of extreme cold and new corrosion-resistant products for the transportation of sour crudes. It is also working with a major oil company to apply AHSS in the manufacture of offshore oil platforms in order to both reduce their CO₂ footprint and to cope with Arctic conditions. ArcelorMittal is a large supplier of steels for wind turbine towers. The R&D department is currently developing alternative designs and new steels for both on-shore and off-shore towers that will reduce a tower's CO₂ footprint, improve corrosion performance and facilitate installation. In packaging, a new generation of ultra-thin steels was launched in 2013 and the R&D team will focus on further decreasing the gauge of packaging steels while improving their formability in 2014. The next generation of steels will be uniquely compatible with the new, ecologically friendly coatings required under new EU regulations.

•         Ensuring a continuing and growing contribution to ArcelorMittal's management gains program through research dedicated to improving the Company’s steelmaking processes. One of the biggest contributors to process savings in 2013 was the roll-out of innovative, research-developed technical solutions throughout the Company.  In all, there were 145 instances of new process technology roll-outs in 2013. More than 190 are planned for 2014.  R&D also supports ArcelorMittal's involvement in the Low-Impact Steelmaking (“LIS”) program, being led in collaboration with the French government authorities. Launched in April 2013, the LIS program aims to reduce the level of CO₂ in the steelmaking process through the recycling of blast furnace top gas and the use of captured CO₂.

Diversified and efficient producer. As a global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices.

•         Diversified production process. In 2013, approximately 67.2 million tonnes of crude steel were produced through the basic oxygen furnace route, approximately 20.9 million tonnes through the electric arc furnace route and approximately 3.1 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•         Product and geographic diversification. By operating a portfolio of assets that is diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges. As a global steel producer with a broad range of high-quality finished and semi-finished steel products, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements are different in mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. As these economies develop and as market needs evolve, local customers will require increasingly advanced steel products. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

•         Upstream integration. ArcelorMittal believes that its own raw material production provides a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize the efficient use of raw materials in its steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices with respect to raw materials. Certain of the Company’s operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower transportation and logistics costs.

•         Downstream integration. ArcelorMittal’s downstream integration through its Europe segment for distribution solutions enables it to provide customized steel solutions to its customers more directly. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Business improvement through company-wide Knowledge Management Program.  Knowledge sharing and implementation of best practices are an integral part of ArcelorMittal’s management philosophy. Through its global Knowledge Management Program (“KMP”), ArcelorMittal shares, develops and utilizes its knowledge and experience across its facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, finance, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of ArcelorMittal’s global presence and access the best practices and experience within the Company. ArcelorMittal believes that the KMP provides a differentiating advantage to ArcelorMittal’s business performance by continuously contributing to reduced procurement and conversion costs and enhancing safety, quality, productivity and profitability.

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008 and by responding quickly and decisively to opportunities, succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the market downturn that commenced in late 2008. Management’s flexibility and agility allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions. In 2010, management continued to carefully adjust its production to changing market conditions and the slow and uncertain economic recovery, while also broadening the Company’s strategic focus on developing its mining activities and securing long-term stable supplies of raw materials.  In response to the worsening Euro-zone sovereign debt crisis starting in the summer of 2011 and subsequent recession in certain of its key markets, ArcelorMittal accelerated its operating results improvement plans in order to maintain its leadership position in the steel industry and to continue to be competitive on costs.

In this respect, during the third quarter of 2012, the Company achieved its target to reach management gains of $4.8 billion from sustainable selling, general and administrative expenses (“SG&A”), fixed and variable cost reductions, ahead of its initial schedule. During the investor day held on March 15, 2013, the Company announced a new management gains improvement target of $3 billion by the end of 2015. Action plans and detailed targets have been set and rolled out to the various business units, and progress will be monitored and reported upon in future quarters. The Company is targeting cost savings related to reliability, fuel rate, yield and productivity with two thirds of costs targeted being variable costs. As of December 31, 2013, $1.1 billion of improvements had been achieved on an annualized run-rate basis.

In September 2011, the Company launched an asset optimization initiative aimed at maximizing steel production at its lowest cost facilities. This process is advancing as planned and the essential components of asset optimization have been implemented. As of the December 31, 2013, the total costs of implementing the announced program (restructuring costs and fixed asset impairments) totalled $2.1 billion (of which $0.8 billion was non-cash) and no further significant charges are anticipated. The Company mothballed the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine, France in 2012 and, pursuant to the industrial plan agreed on September 30, 2013 for ArcelorMittal Liège, the Company agreed that six lines will be maintained. See “Item 4.A—Information on the Company —History and Development of the Company—Key Transactions and Events in 2013”. As of December 31, 2013, including residual cost effects, the targeted $1 billion annual savings rate has been exceeded on a run-rate basis.

The Company had temporarily suspended steel growth capital expenditure, but, in the second half of 2013, selective steel capital expenditure projects were restarted to support the development of key activities, while maintaining a focus on core growth capital expenditure in mining.

Despite the uncertain business environment since the market downturn in 2008, ArcelorMittal management has successfully continued to access the equity and bond markets to adapt its balance sheet structure and extend debt maturity dates.

Proven expertise in acquisitions and turnarounds.  ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, as well as turning around underperforming assets within tight timeframes. The Company takes a disciplined approach to investing and uses teams with diverse expertise from different business units across the Company to evaluate new assets, conduct due diligence and monitor integration and post-acquisition performance. Since the inception of ArcelorMittal’s predecessor company Mittal Steel in 1989, the Company has grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that it has acquired. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have improved the operating performance and quality of steel produced at these facilities.

Due to difficult economic and market conditions prevailing in late 2008 and early 2009, ArcelorMittal sharply curtailed M&A and greenfield investment activity. Due to continuing weaker demand, as well as uncertainties arising from the Euro-zone sovereign debt crisis, M&A activity also remained subdued for most of 2010, 2011 (with the exception of the Baffinland transaction) and 2012, as the Company focused on targeted cost improvement through its management gains program, non-core asset disposals and resizing its operational footprint through asset optimization. As global market conditions gradually improve and signs of stability emerge in Europe, the Company has begun to take advantage of selected growth opportunities, including in the mining and steel sectors and in emerging markets. In November 2013, for example, ArcelorMittal entered into a 50/50 joint venture partnership with NSSMC to acquire TK Steel USA, a steel processing plant situated in Calvert, Alabama, with a total capacity of 5.3 million tons including hot rolling, cold rolling, coating and finishing lines (out of  which 1.0 million tons is reserved for stainless steel on a tolling basis). The waiting period under the U.S. HSR Act terminated on January 29, 2014. The termination of the U.S. HSR Act waiting period satisfies one of the conditions to the closing of the acquisition. Subject to the satisfaction of other customary conditions, the acquisition is expected to close during the first quarter of 2014.

Corporate responsibility.

ArcelorMittal's commitment to corporate responsibility (“CR”) is an important driver of long-term shareholder value. By acting in a responsible and transparent manner, and by maintaining good relationships with stakeholders, the Company can better manage social and environmental risk, mitigate the impact of its operations on society, meet local expectations and foster local economic development. ArcelorMittal's CR approach is structured around four areas: making steel more sustainable, investing in its people, enriching its communities and transparent governance. In 2013, ArcelorMittal achieved a lost time injury frequency rate of 0.8, exceeding its target and reflecting its best performance to date. The Company maintained its membership in the DJSI Europe index and was awarded “gold class” status within the steel sector in the 2013 Sustainability Yearbook produced by RobecoSAM, assessors of the Dow Jones Sustainability Index (DJSI).

Health and Safety. It is ArcelorMittal's stated aim to have the best safety record in its sector, producing steel and extracting minerals with no fatalities or lost-time injuries. The company-wide safety program, “Journey to Zero”, is designed to achieve this goal by creating a culture of shared vigilance in which the risks and hazards are understood and monitored, best practice is shared and appropriate action is taken at every level.  ArcelorMittal's advanced safety monitoring systems take into account both the physical and human aspects of workplace safety. The system includes safety leadership and awareness programs, which are backed up by workshops, training sessions and ongoing communications programs. An annual Health and Safety Day provides a focus for best-practice sharing across the Group.  Safety performance is measured by tracking the number of injuries per million hours worked that result in employees or contractors taking time off work (the “lost-time injury frequency rate” or “LTIFR”). All accidents are investigated and designated Group Management Board members review all fatalities to ensure lessons are learned throughout the Company. Management accountability for safety is reinforced through a remuneration policy that links an element of executive bonuses to the LTIFR and to the number of fatalities in the relevant area.

In Mining, the Journey to Zero program is supported by a “Courageous Leadership” campaign. This aims to ensure that everyone takes responsibility for safety — both their own and that of others.

ArcelorMittal works closely with its trade unions to drive safety improvements. A Joint Global Health and Safety Committee at the corporate level is complemented by similar committees at every production unit. ArcelorMittal is the only company in its sector to have established such a global partnership.

Journey to Zero has achieved a significant improvement in safety performance. The LTIFR has fallen for six years in a row, from 3.3 incidents per million hours worked in 2007 to 0.8 in 2013. This compares with an average of 1.4 for the steel industry in 2012 (source: World Steel Association, “Worldsteel”), the latest available data. Two ArcelorMittal business units received Worldsteel Excellence Awards in 2013 for projects that have resulted in major improvements in their safety record. Nevertheless, the Company's performance in 2013 was marred by 23 fatalities, an unacceptable and deeply saddening outcome. Reinforcing the implementation of the Company's fatality prevention standards, conducting more pro-active assessments of risk and hazards, and intensifying efforts to instill a safety culture among contractors are priorities for 2014. The LTIFR target for 2014 has been reduced to 0.8 from 1.0 in 2013. As with safety, ArcelorMittal takes a proactive approach on health. The Company is a member of the International Occupational Hygiene Association and is building a network of occupational health and hygiene professionals across the group. In 2013, more than 400 sites ran their own health awareness program, with approximately 135,000 employees participating in the various activities.

Environment. While steel production is resource-intensive, ArcelorMittal constantly seeks new ways to minimize its environmental impact, driving new efficiencies and focusing its investment where the environmental benefits can be maximized. It is important to note that, in manufacturing steel, the Company is creating a resource for future generations - one that can be almost infinitely recycled. The environmental impacts of production therefore need to be considered over the entire lifetime of the steel produced. ArcelorMittal is committed to having all its steel operations certified to internationally recognized environmental management systems, such as ISO 14001.  Nearly all the Company’s main sites had been accredited by the end of 2013.

Emissions: ArcelorMittal is committed to minimizing the environmental impact of its operations on local communities. The heaviest area of related spending is on dust emission reduction. In 2013, two such projects were completed at ArcelorMittal Temirtau in Kazakhstan, and another one is underway. These projects are designed to reduce dust emissions by approximately 2,700 tonnes a year. The total spent to date on these projects amounts to $147 million. The Company also monitors air, water, energy and residues data at all production sites and reports regularly on its performance.

CO₂:  Reducing CO₂ emissions to tackle climate change is an important challenge for the steel industry. ArcelorMittal is targeting a reduction in CO₂ emissions of 170kg per tonne of steel by 2020, equivalent to an 8% reduction in normalized emissions from the 2007 baseline. This will be achieved through improved process management, increased energy efficiency and investment in new technologies. In 2013, the Company was recognized in the Climate Disclosure Leadership Index Benelux, compiled by CDP, the world's leading climate change data portal.  In France, ArcelorMittal is leading the Low-Impact Steelmaking (LIS) program, a private-public collaboration to develop new methods of reducing CO₂ emissions in the steelmaking process. The Company also continues to develop new steel solutions that help its customers and end users reduce their CO₂ emissions. As an example, the S-in motion® program helps car makers create lighter, safer, more environmentally-friendly automobiles. A new range of electrical steels, iCAReTM, is designed to reduce the weight of electric and hybrid vehicles. ArcelorMittal is also piloting a research program to develop a photo-voltaic steel roof, called Phoster.

Energy: ArcelorMittal continuously seeks process improvements that will lessen its energy usage, thereby reducing both CO₂ emissions and costs. In the United Sates, the Company has an initiative in place to reduce energy consumption by 10% and has been honored with an “Energy Star” award from the U.S. Environmental Protection Agency for six years in a row. In the Europe segment, the Energize program initiated in early 2012 targets a 10% saving in energy costs by the end of 2015.

Recycling: With nearly 23% of crude steel produced in 2013 in electric arc furnaces, which use scrap as a feedstock, ArcelorMittal is one of the world's biggest recyclers. To ensure optimal use of scrap, the Company is participating in a global partnership program with the industry body, Worldsteel, to research country-by-country recycling practices.

By-products: To minimize final waste, a dedicated R&D team promotes the internal use of by-products such as BOF slag or oily mill sludge wherever possible or their sale for further use in the wider economy. A proprietary tool, ROMEO, has been developed to calculate the value of by-products in any usage scenario.

Water: As a major water user, ArcelorMittal acts to ensure it preserves local resources for shared use.  The Company measures inlet water by facility and by process to identify opportunities to recycle and reuse water. It also works to maintain the integrity of key water resources. In 2013, ArcelorMittal USA's achievements in respect of  the “Sustain Our Great Lakes” project, a long-term conservation partnership with six U.S. governmental agencies and a non-governmental organization, were recognized with an “Excellence in Sustainability” award from the Worldsteel.

Bio-diversity: The Company seeks to protect local biodiversity in the environments where it operates. Wherever ArcelorMittal develops a new mine or steel project, it carries out detailed environmental impact assessments so as to establish an environmental management plan covering both the life of the mine and what happens to the land afterwards. At the Company's Liberian iron ore mines, situated close to both mountain and lowland rainforests, ArcelorMittal is engaged in major environmental investments to offset the impact of the project. In Baffinland, where ArcelorMittal plans to develop a greenfield iron ore project, the Company has been carefully documenting the biotic and abiotic environment at Mary River.

Employees.  A number of programs ensure the talent within ArcelorMittal’s workforce is harnessed through the development, engagement, inclusion and leadership of all employees, and by building strong leadership for the future.

Diversity.  With a presence in 60 countries and employees from many more, the diversity of ArcelorMittal's workforce is important in bringing fresh perspectives and experiences to the business. The Company's diversity and inclusion policy reflects an effort to encompass different cultures, generations, genders, ethnic groups, nationalities, abilities and social backgrounds. There is a particular focus on improving the gender balance within the business and to supporting women leaders. ArcelorMittal’s Group Management Board is committed to creating and maintaining a more inclusive culture and ensuring that the Company becomes an “employer of choice” for women. It has set a goal of increasing the number of women directors from two to three by the end of 2015, based upon a board size of 11 members. In 2011, a Global Diversity and Inclusion Council (GDIC) was created to define the gender diversity and inclusion strategy, identify the barriers that women face in the business, and establish key performance indicators. With membership including one Group Management Board member and three members of the Management Committee, the Council comprises both men and women. A mentoring program for women will be launched to support the foundation of an internal network. In 2013, the ArcelorMittal University delivered two sessions of its new “Women in Leadership” course developed with the Instituto de Empresa business school in Madrid, Spain, and an inaugural “Women Emerging in Leadership” course aimed at talented women in non-managerial levels. This course will be rolled out to other regions in 2014.

Employee Development.  ArcelorMittal’s training and development activities are centered on the ArcelorMittal University (the “University”), which provides online and classroom training courses and offers a diverse choice of leadership, management, functional, technical and bespoke programs, encouraging lifelong learning and enabling professional progression. The University achieved a key landmark in February 2013 when it was awarded Corporate Learning Improvement Process (CLIP) accreditation from the European Foundation for Management Development (“EFMD”). EFMD is recognized as a high-quality accreditation body in the management field and CLIP is a benchmark for quality in the design and functioning of corporate training and educational organizations. An objective in 2013 was to bring the main campus-delivered programs to the business units to reduce travel and other costs. This was achieved with the “Explore” leadership program in Canada and South Africa and the roll-out of technical programs in the United States and CIS. Approximately 60% of the participants in steel-related training programs connected remotely from 48 different sites. The Learning Council, an advisory board on group-wide learning policies, organized the first-ever ArcelorMittal Learning Week in September 2013. More than 11,000 employees participated in the various events from approximately 60 locations. Given the success of the event, Learning Week will now be an annual event for all employees.

Employee Engagement. ArcelorMittal views employee engagement as a combination of alignment  (knowing what to do) and engagement  (wanting to do it). In all engagement practices, the Company seeks to integrate feedback into action plans to address employees’ concerns. The principal vehicle to help the Company’s management understand and measure employees’ opinions, attitudes and satisfaction is the ArcelorMittal Climate Survey. The survey looks at a variety of key dimensions including organizational direction, leadership and professional deployment and development. It allows employees to relay feedback anonymously to the executive leadership. In 2013, the survey registered the highest ever rate of response, at 75% of the targeted population. The majority of business units showed increased favorability in the way the Company engaged with employees. At the Group level, favorability increased across all areas. Employees specifically rated health and safety and communications as consistently strong across the organization. Leaders are encouraged to hold regular, formal face-to-face meetings at the segment, business unit, country and operation level. Other initiatives include “Lunch & Learn” training sessions which give employees the opportunity to network, improve their understanding of key topics or competencies and develop their knowledge of ArcelorMittal and its strategy.  As part of a move to enhance internal communications and employee engagement, ArcelorMittal has launched a global communications cascading process based on internal best practice. It includes a message track of key information to flow throughout all areas of the Group and a measurement system to ensure these messages are being received by employees. Data from the measurement system is globally reported to the Group Management Board and Management Committee.

Building the future. ArcelorMittal's management is focused on the development of a strong leadership pipeline. ArcelorMittal focuses on internal mobility and is keen to develop its people and encourage the sharing of best practices. There are a number of processes that ensure the right skills are in place where and when they are needed:

•         Career Committees enable the management and development of individuals, raise competency levels across the organization and ensure a pipeline of talent available for key positions. This process is conducted through periodic meetings at different levels within the Company using information collected through the Global Employee Development Program (GEDP).

•         Leadership Assessments provide an objective insight into an individual's potential, providing them with an opportunity to accelerate their personal development and effectiveness. The assessment process is now fully integrated with development processes such as selection, nomination, promotion, and development.

•         Succession Management is a key means of ensuring the sustainability of the business and continuity in leadership positions. Every year, senior management dedicate time to reviewing succession plans for around 350 key positions, from General Manager to Senior Executive Vice President.

•         Strategic Workforce Planning enables ArcelorMittal to plan its long-term workforce requirements to ensure critical jobs are secured; the changing age structure of the workforce is analyzed and appropriate actions advised; the organization is appropriately staffed; and skill shortages in the market are identified and addressed before the organization is negatively impacted.  In 2013, ArcelorMittal developed its own proprietary “Strategic Workforce Planning” tool which is currently being piloted.

Enriching our communities. Wherever it operates, ArcelorMittal plays an important role in the local market and seeks to contribute to the development of strong and sustainable local communities. It pays particular attention to local cultures, issues and priorities, and aims to engage with communities in an open and transparent way, working in partnership with local organizations. The ArcelorMittal Foundation coordinates the Company’s community investment activities to support long-term social and economic development.

Transparent governance. ArcelorMittal believes that good governance is the key to ensuring the Company operates ethically at all times in all parts of the world. It also supports the Company's commitment to embed the principles of corporate responsibility into its everyday decision-making. The Company's way of doing business is governed by its Code of Business Conduct. This covers not only employees' legal responsibilities but areas such as potential conflicts of interest, fair dealing with customers and suppliers, data protection and the proper use of Company assets. More detailed policies and procedures are in place to deal with issues such as human rights, anti-trust, anti-corruption, insider dealing, political donations and economic sanctions. ArcelorMittal understands the importance of monitoring, managing and being accountable for the impact of its operations. The Company develops stakeholder engagement plans for all its major operations and aims to communicate with stakeholders on a regular basis. It is continuously developing its disclosures through annual CR reports issued at both the corporate and local level.

Business Strategy

ArcelorMittal's success is built on its core values of sustainability, quality and leadership and the entrepreneurial boldness that has empowered its emergence as the first truly global steel and mining company. Acknowledging that a combination of structural issues and macroeconomic conditions will continue to challenge returns in its sector, the Company has adapted its footprint to the new demand realities, redoubled its efforts to control costs and repositioned its operations to outperform its competitors.

Against this backdrop, ArcelorMittal's strategy is to leverage four distinctive attributes that will enable it to capture leading positions in the most attractive areas of the steel industry value chain, from mining at one end to distribution and first-stage processing at the other:

•         Global scale and scope

•         Unmatched technical capabilities

•         Diverse portfolio of steel and related businesses, particularly mining

•         Financial capability

Three themes

Steel. ArcelorMittal looks to expand its leadership role in attractive markets and segments by leveraging the Company's technical capabilities and its global scale and scope. These are critical differentiators for sophisticated customers that value the distinctive technical and service capabilities the Company offers. Such customers are typically found in the automotive, energy, infrastructure and a number of smaller markets where the Company is a market leader. In addition, ArcelorMittal is present in, and will further develop, attractive steel businesses that benefit from favorable market structures or geographies.  In developing attractive steel businesses, ArcelorMittal's goal is to be the supplier of choice by anticipating customers’ requirements and exceeding their expectations. The Company will invest to develop and grow these businesses and enhance its ability to serve its customers. Given the current environment, that investment will be highly disciplined.  Commodity steel markets will inevitably remain an important part of the Company's steel portfolio. Here, a lean cost structure should limit the downside in weak markets while allowing the Company to capture the upside in strong markets.

Mining. ArcelorMittal is working to grow its already world-class business. Mining forms part of the steel value chain but typically enjoys a number of structural advantages, such as a steeper cost curve. The Company’s strategy is to create value by expanding its Tier I and Tier II assets, such as its mines in Canada and Liberia; by controlling cost and capital expenditure; and by producing products that are highly valued by steel producers.

ArcelorMittal's financial capability has allowed it to continue to invest in key mining assets throughout the crisis, while the diversity of ArcelorMittal’s steel and mining portfolio facilitates the ability of its mining business to optimize the value of its products in the steelmaking process. The Company’s mining business aspires to be the supplier of choice for a balanced mix of both internal and external customers, while at the same time providing a natural hedge against market volatility for the Company's steel operations.

All operations. ArcelorMittal strives to achieve best-in-class competitiveness. Operational excellence, including health and safety, the number one priority, is at the core of the Company's strategy in both steel and mining. ArcelorMittal steadily optimizes its asset base to ensure it is achieving high operating rates at its best assets. Its technical capabilities and the diversity of its portfolio of businesses underpin a strong commitment to institutional learning and continuous improvement through measures such as benchmarking and best-practice sharing. Innovation in products and processes also plays an important role while supporting overall competitiveness.

Five key strategic enablers. Critical to implementing this strategy are five key enablers:

A clear license to operate. Many of the Company's businesses are located in regions that are in the early stages of economic development. Practically all are resource-intensive. ArcelorMittal recognizes that it has an obligation to act responsibly towards all stakeholders. Sustainability is a core value that underlies the Company's efforts to be both the world's safest steel and mining Company and a responsible environmental steward.

A strong balance sheet. The Company's balance sheet currently constrains its flexibility for funding organic growth or transformative acquisitions. While good progress has been made in recent years to reduce debt, achieving the medium-term targeted net debt level of $15 billion remains a critical objective.

A decentralized organizational structure. ArcelorMittal's scale and scope are defining characteristics that give it a competitive advantage. They also introduce complexity and the risks of inefficiency, bureaucracy and diffuse accountability. To manage these risks, the Company favors a structure in which the responsibility for profit and loss is focused on business units aligned with markets.

Active portfolio management. Throughout its history, ArcelorMittal has sought to grow and strengthen the business through acquisition. That remains the case. The acquisition of existing assets and businesses is typically seen as a more attractive growth path than greenfield investment. But the Company is also willing to dispose of businesses that cannot meet its performance standards or that have more value to others.

The best talent. The Company's success will depend on the quality of its people, and its ability to engage, motivate and reward them. ArcelorMittal plans to continuously improve its processes to attract, develop and retain the best talent.

Business Overview

ArcelorMittal reports its operations in five reportable segments representing continuing operations: NAFTA, Brazil, Europe, ACIS and Mining. The following table sets forth selected financial data by segment.

		NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
	Year ended December 31, 2011
	Sales to external customers	20,437	11,188	49,328	10,889	1,499	632	-	93,973
	Intersegment sales**	179	720	455	33	4,866	314	(6,567)	-
	Operating income (loss)	1,264	953	(369)	741	2,578	22	15	5,204
	Depreciation	749	732	2,153	528	496	38	-	4,696
	Impairment	26	-	301	-	4	-	-	331
	Capital expenditures	550	823	1,539	624	1,297	39	-	4,872
	Year ended December 31, 2012
	Sales to external customers	20,576	9,902	41,996	9,976	1,674	89	-	84,213
	Intersegment sales**	185	255	503	221	3,819	592	(5,575)	-
	Operating income (loss)	1,243	561	(5,725)	(54)	1,209	(95)	216	- 2,645
	Depreciation	776	729	1,944	657	546	50	-	4,702
	Impairment	(5)	-	5,032	8	-	-	-	5,035
	Capital expenditures	494	600	1,207	436	1,883	97	-	4,717
	Year ended December 31, 2013
	Sales to external customers	19,416	9,877	40,086	8,254	1,659	148	-	79,440
	Intersegment sales**	229	271	421	164	4,107	606	(5,798)	-
	Operating income (loss)	630	1,204	(985)	(457)	1,176	(298)	(73)	1,197
	Depreciation	767	691	2,003	542	642	50	-	4,695
	Impairment	-	-	86	196	162	-	-	444
	Capital expenditures	422	276	990	398	1,342	24	-	3,452

*	Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

Information regarding sales by geographic area can be found in Note 27 to ArcelorMittal’s consolidated financial statements.

Products

ArcelorMittal has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products of different specifications, including many difficult and technically sophisticated products that it sells to demanding customers for use in high-end applications.

ArcelorMittal’s principal steel products include:

•         semi-finished flat products such as slabs;

•         finished flat products such as plates, hot- and cold-rolled coils and sheets, hot-dipped and electro-galvanized coils and sheets, tinplate and color coated coils and sheets;

•         semi-finished long products such as blooms and billets;

•         finished long products such as bars, wire-rods, structural sections, rails, sheet piles and wire-products; and

•         seamless and welded pipes and tubes.

ArcelorMittal’s main mining products include:

•         iron ore lump, fines, concentrate, pellets and sinter feed; and

•         coking, PCI and thermal coal.

Steel-Making Process

Historically, primary steel producers have been divided into “integrated” and “mini-mill” producers. Over the past few decades, a third type of steel producer has emerged that combines the strengths of both the integrated and the mini-mill processes. These producers are referred to as “integrated mini-mill producers”.

Integrated Steel-Making

In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet, which is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process. Integrated mills are substantially dependent upon iron ore and coking coal which, due to supply and demand imbalances, shortening of contract durations and linkage of contract prices to spot prices, have been characterized by price volatility in recent years.

Mini-Mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility in recent years.

Integrated Mini-Mills

Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which continues to be subject to price volatility. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than are mini-mills using scrap.

Key Steel Products

Steel-makers primarily produce three types of steel products; flat products, long products and stainless steel. Flat products, such as sheet or plate, are produced from slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets. Stainless steel products include austenitic stainless, ferritic stainless and martensitic stainless.

Flat Products

Slab. A slab is a semi-finished steel product obtained by the continuous casting of steel or rolling ingots on a rolling mill and cutting them into various lengths. A slab has a rectangular cross-section and is used as a starting material in the production process of other flat products (e.g., hot-rolled sheet, plates).

Hot-Rolled Sheet. Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails. All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than 12 millimeters. Flat-rolled steel sheet that has been wound is referred to as “coiled”.

Cold-Rolled Sheet. Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel’s surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, the prices of cold-rolled sheet are higher than the prices of hot-rolled sheet. Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.

Coated Sheet. Coated sheet is generally cold-rolled steel that has been coated with zinc, aluminum or a combination thereof to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated sheet. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated sheet is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers.

Plates. Plates are produced by hot-rolling either reheated slabs or ingots. The principal end uses for plates include various structural products such as for bridge construction, storage vessels, tanks, shipbuilding, line pipe, industrial machinery and equipment.

Tinplate. Tinplate is a light-gauge, cold-rolled, low-carbon steel usually coated with a micro-thin layer of tin. Tinplate is usually between 0.14 millimeters and 0.84 millimeters thick and offers particular advantages for packaging, such as strength, workability, corrosion resistance, weldability and ease in decoration. Food and general line steel containers are made from tinplate.

Long Products

Billets/Blooms. Billets and blooms are semi-finished steel products. Billets generally have square cross-sections up to 180 millimeters by 180 millimeters, and blooms generally have square or rectangular cross-sections greater than 180 millimeters by 180 millimeters. These products are either continuously cast or rolled from ingots and are used for further processing by rolling to produce finished products like bars, wire rod and sections.

Bars. Bars are long steel products that are rolled from billets. Merchant bar and reinforcing bar (rebar) are two common categories of bars. Merchant bars include rounds, flats, angles, squares, and channels that are used by fabricators to manufacture a wide variety of products such as furniture, stair railings, and farm equipment. Rebar is used to strengthen concrete in highways, bridges and buildings.

Special Bar Quality (SBQ) Steel. SBQ steel is the highest quality steel long product and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications’ needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

Wire Rods. Wire rod is ring-shaped coiled steel with diameters ranging from 5.5 to 42 millimeters. Wire rod is used in the automotive, construction, welding and engineering sectors.

Wire Products. Wire products include a broad range of products produced by cold reducing wire rod through a series of dies to improve surface finish, dimensional accuracy and physical properties. Wire products are used in a variety of applications such as fasteners, springs, concrete wire, electrical conductors and structural cables.

Structural Sections. Structural sections or shapes is the general term for rolled flanged shapes with at least one dimension of their cross-section of 80 millimeters or greater. They are produced in a rolling mill from reheated blooms or billets. Structural sections include wide-flange beams, bearing piles, channels, angles and tees. They are used mainly in the construction industry and in many other structural applications.

Rails. Rails are hot-rolled from a reheated bloom. They are used mainly for railway rails but they also have many industrial applications, including rails for construction cranes.

Seamless Tubes. Seamless tubes have outer dimensions of approximately 25 millimeters to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside and outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

Steel Sheet Piles. Steel sheet piles are hot rolled products used in civil engineering for permanent and temporary retaining structures. Main applications are the construction of quay walls, jetties, breakwaters, locks and dams, river reinforcement and channel embankments, as well as bridge abutments and underpasses. Temporary structures like cofferdams in the river are made with steel sheet piles. A special combination of H beams and steel sheet piles are sometimes used for the construction of large container terminals and similar port structures.

Welded Pipes and Tubes. Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

Stainless Steel

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam.

Electrical Steels

There are three principal types of electrical steel: grain-oriented steels, non-grain oriented fully processed steels and non-grain oriented semi-processed steels:

•         Grain-oriented steels are 3% silicon-iron alloys developed with a grain orientation to provide very low power loss and high permeability in the rolling direction, for high efficiency transformers. These materials are sold under the Unisil trademark. Unisil H® is a high permeability grade that offers extremely low power loss.

•         Non-grain oriented fully processed steels are iron-silicon alloys with varying silicon contents and have similar magnetic properties in all directions in the plane of the sheet. They are principally used for motors, generators, alternators, ballasts, small transformers and a variety of other electromagnetic applications. A wide range of products, including a newly developed thin gauge material for high frequency applications, are available.

•         Non-grain oriented semi-processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations. These materials are sold under the Newcor and Polycor trademarks.

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2013, ArcelorMittal produced 8.9 million tonnes of DRI, up from 8.2 million in 2012. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products.

Mining Products

ArcelorMittal’s principal mining products and raw material input items for steel operations include iron ore, solid fuels (coking coal, PCI coal and coke), metallics, alloys, base metals, energy and industrial gases.

ArcelorMittal’s mining and raw materials supply strategy consists of:

•         Acquiring and expanding production of certain raw materials, in particular iron ore, coal and manufacturing refractory products and developing diverse third-party customer relationships;

•         With respect to purchasing, pursuing the lowest unit price available based on the principles of total cost of ownership and value-in-use through aggregated purchasing, supply chain and consumption optimization;

•         Exploiting its global purchasing reach; and

•         Leveraging local and low cost advantages on a global scale.

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its own production base. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process. ArcelorMittal has exploration and evaluation mining projects in India and Africa that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis continued in 2010, ArcelorMittal focused on optimizing output and production from its existing sources rather than on further expanding its portfolio of mining assets. In early 2011, the Company’s expansion of its own raw materials base resumed with its acquisition of Baffinland, owner of an undeveloped iron ore deposit in the Canadian territory of Nunavut. In late 2012, the Company secured additional shareholder support for Baffinland with ArcelorMittal and Nunavut Iron Ore becoming equal partners in the joint venture. Also, in order for the Company to forge strategic relationships with key customers, in 2013, the Company’s wholly owned subsidiary ArcelorMittal Mines Canada entered into a joint venture partnership with a consortium led by POSCO and CSC to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium holds a 15% interest in the joint venture, with ArcelorMittal Mines Canada retaining the remaining 85% interest. POSCO and CSC have entered into long-term iron ore off-take agreements with ArcelorMittal Mines Canada. See “Item 4.A—Information on the Company—History and Development of the Company—Updates on Previously Announced Investment Projects” and “Item 4.A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”.

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions in order to introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements. ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest in Russia, Metinvest in Ukraine, Luossavaara-Kiirunavaara AB in Sweden, Samarco in Brazil, IOC (Rio Tinto Ltd.) in Canada and Sishen (South Africa). ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance (“BMA”), Rio Tinto, Anglo Coal, GlencoreXstrata Coal and Peabody in Australia, Alpha Natural Resources and Walter Energy Inc. in the United States, Teck Coal in Canada, Vale and Rio Tinto in Mozambique. ArcelorMittal classifies certain of these long-term contracts as “strategic”, such as one of the contracts with Cliffs Natural Resources Inc. and the contract with Sishen, due to their pricing arrangements and includes them in its assessment of its raw material self-sufficiency.

ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. In 2013, ArcelorMittal sourced nearly all of its iron ore requirements and the majority of its coking coal requirements, beyond that provided by its own mines and strategic long-term contracts, under other long-term contracts, the majority of which are now on a quarterly pricing arrangement (see “Item 5—Operating and Financial Review and Prospects—Raw Materials”).

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2013.

	Millions of metric tonnes	Consumption	Sourced from own mines and strategic long-term contracts	Other sources	Self-sufficiency %
	Iron Ore[1]	113.3	70.7	42.6	62%
	PCI & Coal[2]	42.0	7.9	34.2	19%
	Coke	28.0	24.7	3.3	88%
	Scrap & DRI	36.8	18.5	18.2	50%

1	Assuming full shipments of iron ore at ArcelorMittal Mines Canada, Serra Azul, Andrade, Liberia and full shipments at Peña Colorada for own use.
2	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all shipments of coal at Kuzbass and Princeton mines for own use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico, Liberia and Brazil. In 2013, ArcelorMittal expanded capacity of existing mines in Canada, started development of an early revenue phase in Baffinland, expanded capacity of its mines in Liberia, and completed the expansion of its mines in Brazil in the fourth quarter of 2012. In addition, the Company has prospective mining developments in India and Canada. See “Item 4A—Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis and are considered strategic long-term contracts.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production (own mines and strategic long-term contracts) in 2013:

	Mine	Type	Product	2013 Production (in millions of metric tonnes)[1]
	Own mines
	North America[2]	Open pit	Concentrate, lump, fines and pellets	32.5
	South America	Open pit	Lump and fines	3.9
	Europe	Open pit	Concentrate and lump	2.1
	Africa	Open pit /underground	Fines	4.8
	Asia, CIS & Other	Open pit /underground	Concentrate, lump, fines and sinter feed	15.0
	Total own iron ore production of own mines			58.4
	Strategic long-term contracts– iron ore
	North America[3]	Open pit	Pellets	7.0
	Africa[4]	Open pit	Lump and fines	4.7
	Total strategic long-term contracts – iron ore			11.7
	Total			70.1

1	Total of all finished production of fines, concentrate, pellets and lumps (includes ArcelorMittal’s shares of production of less than wholly-owned mines and strategic long-term contracts).
2	Includes ArcelorMittal’s share of production from Hibbing (United States, 62.30%) and Peña Colorada (Mexico, 50%).
3	Consists of long-term supply contracts with Cliffs Natural Resources Inc. for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under an interim strategic agreement with Sishen Iron Ore Company (Proprietary) Limited (“SIOC”) which was entered into on  December 13, 2012 and became effective on January 1, 2013, pursuant to which SIOC supplied a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne.  Since 2010, SIOC and ArcelorMittal have entered into a series of strategic agreements that established interim pricing arrangements for the supply of iron ore to ArcelorMittal on a fixed-cost basis.  On November 5, 2013,  ArcelorMittal and SIOC entered into an agreement establishing long-term pricing arrangements for the supply of iron ore by SIOC to ArcelorMittal.  Pursuant to the terms of the agreement, which became effective on January 1, 2014, ArcelorMittal may purchase from SIOC up to 6.25 million tonnes iron ore per year, complying with agreed specifications and lump-fine ratios. The price of iron ore sold to ArcelorMittal by SIOC is determined by reference to the cost (including capital costs) associated with the production of iron ore from the DMS Plant at the Sishen mine plus a margin of 20%, subject to a ceiling price equal to the Sishen Export Parity Price at the mine gate. While all prices are referenced to Sishen mine costs (plus 20%) from 2016, the parties agreed to a different price for certain pre-determined quantities of iron ore for the first two years of the 2014 Agreement.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4.D—Information on the Company—Property, Plant and Equipment”.

Solid Fuels

Coking Coal

As with iron ore, ArcelorMittal sources a percentage of its coking coal from its own coal mines in Kazakhstan, Russia and the United States. The Company’s mines in Kazakhstan supply substantially all the requirements for its steelmaking operations at ArcelorMittal Temirtau, while the mines in Russia and the United States supply other steel plants within the ArcelorMittal group together with external customers.

The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production (own mines and strategic long-term contracts) in 2013:

	Mine	2013 Production (millions of metric tonnes)
	Own mines
	North America	2.6
	Asia, CIS & Other	5.4
	Total own coal production	8.0
	Coal - strategic contracts
	North America[1]	0.4
	Africa[2]	0.4
	Total strategic contracts – coal	0.8
	Total	8.8

1	Strategic agreement - prices on a fixed-price basis.
2	Long term lease - prices on a cost-plus basis.

Coke

ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, the United States, Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Czech Republic, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. The remainder of the spot purchases of coke is made from China, Japan and the United States.

In the United States, ArcelorMittal USA produces part of its coke requirement in its own batteries, with the bulk procured under long-term contracts from dedicated coke batteries owned by third parties. These contracts have formula-based pricing arrangements.

Other Raw Materials and Energy

Metallics (Scrap)

ArcelorMittal procures the majority of its scrap requirements locally and regionally to optimize transport costs, or under short-term contracts. Typically scrap purchases tend to be made in the spot market on a monthly basis. In Europe, ArcelorMittal has entered into certain contracts for scrap recycling.

Alloys

ArcelorMittal purchases its requirements of bulk and noble alloys from a number of global, regional and local suppliers on contracts that are linked to generally-accepted indices or negotiated on a quarterly basis.

Base Metals

The majority of the Company’s base metal needs, including zinc, tin and aluminum for coating, are purchased under annual volume contracts. Pricing is based on the market-accepted indices. Material is sourced from both local and global producers.

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, or through bilateral contracts elsewhere. The duration of these contracts varies significantly depending on the various areas and types of arrangements.

For integrated steel mills, plant off-gases from various process steps are utilized to generate a significant portion of the plant’s electricity requirements and lower the purchase volumes from the grid. This is either produced by the plant itself or with a partner in the form of a co-generation contract.

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European and Ukrainian operations, ArcelorMittal sources its natural gas requirements under the prevailing mix of oil-based pricing systems and European spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption represents less than 15% of ArcelorMittal’s total consumption and is generally sourced from regulated markets.

Industrial Gases

Most of ArcelorMittal’s industrial gas requirements are produced and supplied over the fence under long-term contracts with various suppliers in different geographical regions.

Shipping

ArcelorMittal Shipping Limited (“AM Shipping”) provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AM Shipping determines cost-efficient and timely approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and semi-finished and finished products. AM Shipping is also responsible for providing shipping services to the Company’s sales organizations. This includes forwarding services and complete logistics services through ArcelorMittal Logistics. It provides complete logistics solutions from plants to customer locations using various modes of transport.

In 2013, AM Shipping arranged transportation for approximately 67 million tonnes of raw materials and about 12.5 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”), ArcelorMittal Sourcing and AM Mining. GC handles shipping of approximately 31% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax, Supramax and Handymax vessels, either owned or on a medium-to-long-term charter. AM Shipping’s strategy is to cover 50-65% of the cargo requirements of the Group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

Purchasing

ArcelorMittal has implemented a global purchasing process for its major procurement requirements, including raw materials, industrial services, industrial equipment, spares and maintenance, as well as capital expenditure items, energy and shipping. ArcelorMittal’s centralized purchasing teams also provide services such as optimization of contracts and the supply base, logistics and optimizing different qualities of materials suitable for different plants and low cost sourcing.

In doing so, ArcelorMittal seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous input pricing, pooling its knowledge of the market fundamentals and drivers for inputs and deploying specialized technical knowledge especially for the acquisition of industrial services and plant equipment and facilities. This enables ArcelorMittal to achieve a balanced supply portfolio in terms of diversification of sourcing risk in conjunction with the ability to benefit from a number of its own raw materials sources.

ArcelorMittal has institutionalized the “total cost of ownership” methodology as its way of conducting the purchasing activities across the Group. This methodology focuses on the total cost of ownership for decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling.

Sales and Marketing

In 2013, ArcelorMittal sold approximately 82.6 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For some specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. Sales are conducted principally with the customer. In the E.U. region and in South America, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to our customers. Distribution centers provide access to our products to smaller customers that cannot or do not want to buy directly from the operating facility.

The Group prefers to sell exports through its international network of sales agencies to ensure that all ArcelorMittal products are presented to the market in a cost-efficient and coordinated manner.

Sales are executed at the local level, but are conducted in accordance with the Group’s sales and marketing and code of conduct policies.

For some global industries with customers in more than one of the geographical areas that ArcelorMittal serves, the Company has established customized sales and service functions. This is particularly the case for the automotive and packaging industries. Sales through these channels are coordinated at the Group level with respect to contract, price and payment conditions.

Marketing

Marketing follows the sales activity very closely and is by preference executed at the local level. In practice, this leads to a focus on regional marketing competencies, particularly where there are similarities among regional markets in close geographical proximity. Local marketing provides guidance to sales on forecasting and pricing. At the global level, the objective is to share marketing intelligence with a view towards identifying new opportunities, either in new products or applications, new product requirements or new geographical demand. Where a new product application is involved, the in-house research and development unit of ArcelorMittal is involved in developing the appropriate products.

An important part of the marketing function at ArcelorMittal is to develop short-range outlooks that provide future perspectives on the state of market demand and supply. These outlooks are shared with the sales team in the process of finalizing the sales strategy for the immediate future and with senior management when market conditions call for production adjustments.

Globally, sales and marketing activities are coordinated to ensure a harmonized approach to the market. The objective is to provide similar service experiences to all customers of ArcelorMittal in every market.

Insurance

ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices. ArcelorMittal insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under these policies.

ArcelorMittal also maintains various other types of insurance, such as comprehensive construction and contractor insurance for its greenfield and major capital expenditures projects, public and products liability, directors and officers liability, credit, commercial crime, transport, and charterers’ liability, as well as other customary policies such as car insurance, travel assistance and medical insurance.

Each of the operating subsidiaries of ArcelorMittal also maintains various local insurance policies that are mandatory at the local level, such as employer liability, workers compensation and auto liability, as well as specific insurance such as public liability to comply with local regulations.

Intellectual Property

ArcelorMittal owns and maintains a patent portfolio covering processes and steel products, including uses and applications that it creates, develops and implements in territories throughout the world. Such patents and inventions primarily relate to steel solutions with new or enhanced properties, as well as new technologies that generate greater cost-efficiencies.

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 4,700 patents and patent applications, mostly recent and middle-aged, for more than 470 patent families, with 25 inventions newly-protected in 2013. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

In addition to its patent portfolio, technical know-how and other unpatented proprietary information, ArcelorMittal has also been granted licenses for technologies developed by third parties in order to allow it to propose comprehensive steel solutions to customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement of others’ intellectual property rights that could materially harm its business.

Government Regulations

See “Item 3.D—Key Information—Risk Factors” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2013, that affect or are likely to affect its operations.

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems in general and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities” and Note 26 to ArcelorMittal’s consolidated financial statements.

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on our business, financial results or cash flow from operations. In 2013, ArcelorMittal approved a number of multi-year capital expenditures totaling more than $370 million in order to facilitate compliance with these environmental laws and regulations.

Industrial Emissions Regulation: Climate Change

ArcelorMittal’s activities in the 28 member states of the EU are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to other jurisdictions in the future. In 2012, Australia decided to link its ETS with the EU ETS on a step-by-step basis, with a full linkage to be completed by July 2018. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy. In South Africa, bill to tax carbon dioxide emissions is under discussion. In Mexico, Brazil and Kazakhstan new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).

On December 11, 2011, the 17th Conference of Parties (“COP 17”) under the United Nations Framework Convention on Climate Change (“UNFCCC”) adopted a new agreement relating to greenhouse gases, the Durban Platform for Enhanced Action. The Durban Platform for Enhanced Action essentially extends the emissions reduction obligations for the EU, aligning with the obligations of the existing EU ETS without requiring additional reductions. A limited number of developing countries also secured a compromise to extend the Kyoto Protocol’s greenhouse gas emissions reductions.

The Durban Platform for Enhanced Action also included an agreement to embark upon negotiations to forge a new international framework by 2015 that would take effect by 2020 and would include emissions obligations for all emitting countries—both developed and developing.  In December 2012, the United Nations Climate Change Conference in Doha (“COP 18”) made further progress toward the 2015 goal and, in the interim, reached agreement to further extend the Kyoto Protocol’s greenhouse gas emissions reductions through 2020. A binding reduction target of 20% compared to 1990 was confirmed for the EU, aligning with the obligations of the existing EU ETS without requiring additional reductions. Canada, Japan, New Zealand and the Russian Federation did not sign up to a second commitment period. As a non-Kyoto participant, the United States will not be subject to mandatory cuts under the extension.  The November 2013 United Nations Climate Change Conference in Warsaw (“COP 19”) continued progress toward the 2015 goal.

The post-2013 carbon market remains uncertain, and ArcelorMittal is closely monitoring national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

United States

Our operating subsidiaries in the United States are subject to numerous environmental laws and regulations including at the federal level the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act (“RCRA”), the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

During 2009 and 2010, the EPA issued a series of regulations and guidance documents, which both establish reporting and permitting obligations for significant stationary sources of greenhouse gas (“GHG”) emissions including iron and steel facilities. The permitting obligations created by these rules became effective on January 2, 2011 and apply to both significant new sources of GHGs and existing sources that seek to modify their operations in ways that result in a significant increase in GHG emissions. Sources triggering GHG permit obligations are obligated to install Best Available Control Technology to reduce GHG emissions. As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install GHG emission control technologies for new or modified sources that result in a significant increase in GHG emissions.

The US EPA is expected to pursue the establishment of lower emissions limitations and/or imposition of other requirements that will cause large industrial sources (including power plants, cement facilities and iron and steel facilities) to minimize emissions. As these potential developments could have significant financial implications, ArcelorMittal USA continues to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

On June 2, 2010, the EPA promulgated a new National Ambient Air Quality Standard for sulfur dioxide.  The EPA’s new sulfur dioxide standard is unprecedented because it requires states to model facility emissions to demonstrate attainment through modeling rather than rely on actual state air monitoring networks.  Under the new standard, if the EPA’s model indicates an area is in nonattainment, even though a local monitor near a facility shows that the ambient air meets the standard, the area will be considered in nonattainment. Facilities in these areas shown to contribute to the nonattainment will be required to reduce sulfur dioxide emissions.  The EPA’s model indicates that ArcelorMittal USA (Indiana Harbor East and Indiana Harbor Long Carbon), ArcelorMittal Indiana Harbor LLC (Indiana Harbor West), ArcelorMittal Cleveland Inc., and ArcelorMittal Burns Harbor LLC may have to reduce sulfur dioxide emissions significantly in order to demonstrate attainment through modeling even though the actual air monitoring networks near these facilities show the ambient air to be in attainment.  States are in the process of modeling counties with significant sulfur dioxide sources that will be used by EPA to designate areas under the rule. After designations are made, states will be required to develop implementation plans with enforceable emissions reductions for facilities shown through modeling to contribute to the standard being exceeded. While ArcelorMittal USA is engaged in planning for possible emission reductions that the new standard may require, it is part of a broad industry coalition in discussions with the EPA to effect changes in the new standard.

On April 20, 2011, the EPA issued a proposed rule to regulate cooling water intake structures that draw at least 25% of their water for cooling purposes and with intake design flows of more than 2 million gallons per day.  Affected facilities would be subject to case-by-case technology determinations to limit the number of fish killed due to impingement on intake systems or reduce intake.  Facilities withdrawing at least 125 million gallons per day would have to conduct studies to aid permitting authorities in determining site-specific controls, and new facilities could be required to install closed-cycle cooling systems or the equivalent.  The EPA has committed to issuing a new schedule to issue a final rule in January 2014. ArcelorMittal USA is part of a broad industry coalition in discussions with the EPA to limit the scope of the rule.

On December 2, 2011, the EPA re-proposed a series of rules that regulate emissions of hazardous air pollutants (“HAPs”) from industrial boilers, process heaters and solid waste incinerators. The final rule was issued in January 2013 and is currently being challenged in court by industry.    ArcelorMittal has been engaged in extensive strategic planning to ensure maximum operational flexibility under the requirements.

On January 15, 2013, the EPA published a final rule revising the National Ambient Air Quality Standard for particulate matter (“PM”). Notably, for fine particulates (PM2.5) the EPA lowered the annual numeric standard from 15 ug/m3 to 12 ug/m3.  Based on existing monitoring data, the new standard could impact several ArcelorMittal facilities as being in designated nonattainment areas.  Facilities shown to contribute to nonattainment could be required to reduce emissions to bring an area into attainment.  EPA anticipates making non-attainment designations effective early 2015; states would then have until 2020 to meet the revised standard with a possible extension to 2025.  ArcelorMittal is actively following the rule and is engaging states on initial designations and the development of implementation plans.

The EPA is evaluating mercury emissions data from Area Source electric arc furnaces (“EAFs”) throughout the United States to develop new numeric emissions standards for mercury.  It still has not issued final rules for these emissions.  EPA also launched an information request during 2012 as part of the process of developing a regulation for major source EAFs such as the EAF located at Indiana Harbor Long Carbon, which is currently not subject to the existing HAP control standards for EAFs.

In 2013, the EPA rejected the State of Minnesota’s plan for reducing regional haze, which is designed to protect pristine areas, and promulgated its own plan which will require the taconite industry to install low NOx burners at taconite furnaces in the region.  This will in turn require significant capital investment.  The taconite industry challenged EPA’s plan based on concerns of cost, production impacts and environmental effectiveness in federal court and the court granted a stay of enforcement of the requirements pending its review.  That appeal is likely to be decided in 2014 unless the parties can reach a settlement.

ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to these regulatory developments or other environmental matters in 2014. Post-2014 expenses to install additional control technologies and otherwise address new regulations applicable to the U.S. facilities could be substantial.

European Union

Significant EU Directives and regulations are applicable to our production units in the EU, including the following:

•         Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED directive must ensure that their Emissions Limit Values (ELV) do not exceed those associated with the best available techniques (“BATs”), as adopted in the decision (February 28, 2012) of the European Commission establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered. One of the significant changes compared to the previous rules is that it will be more difficult for operators to obtain derogations related to the implementation of BAT and the associated emissions limits values. Member States should have transposed the IED rules into national legislation by January 7, 2013 and are to apply them to facilities through review and revision of their environmental permits. The implementation of the IED directive will materially impact ArcelorMittal activities in the EU at a time and in an amount not yet determined since many issues that ultimately will determine this impact need to be further elaborated in implementing decisions and reconsideration of permits. Some Member States are expecting to update permits and have ELVs achieved by operators in 2016. However, this intention does not seem achievable due to the time needed to have existing permits updated and also related investment erected and in operation. The IED directive is complemented by European Pollutant Release and Transfer Register (E-PRTR) Regulation (EC) no. 166/2006 of January 18, 2006, implementing the yearly report on release of pollutants and off-site transfer of waste.

•         Directive 2008/98/EC of November 19, 2008, which establishes the legislative framework for the handling and management of waste in the EU, Regulation (EC) no. 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the EU, Basel Convention on the control of transboundary movements of hazardous wastes and their disposal of March 22, 1989 and the decision of the Council of the OECD on the control of transboundary movements of waste destined for recovery operations, which govern exports and disposal of waste materials.

•         Directive 2008/98/EC, Council Regulation (EU) no. 333/2011 of March 31, 2011, which establishes criteria determining when certain types of scrap metal cease to be waste.

•         Directive 2013/39/EU of August 12, 2013, which establishes new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy.

•         Directive 2012/27/EU of October 25, 2012, which repeals prior Directives 2004/8/EC and 2006/32/EC, and brings forward legally binding measures to step up Member States’ efforts to use energy more efficiently at all stages of the energy chain – from the transformation of energy and its distribution to its final consumption. Measures include the legal obligation to establish energy efficiency obligations schemes or policy measures in all Member States. These will drive energy efficiency improvements in households, industries and transport sectors. The final target is to achieve energy efficiency improvements of 20%. Other measures include an exemplary role to be played by the public sector and a right for consumers to know how much energy they consume. It is worth noting that most provisions of the texts do not apply to ETS industries and a lot of flexibility is given to the Member States to set up supportive schemes instead of obligatory ones. Member States were requested to present their national programs for the implementation of Directive 2012/27/EU by April 2013.

•         “REACH” Regulation (EC) no. 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the (chemical) substances used, manufactured in or imported into the EU and “CLP” Regulation (EC) no. 1272/2008 of December 16, 2008 on the classification, labeling and packaging of substances and mixtures, which complements it.  Under these provisions, a manufacturer or importer of a subject substance must (i) submit a registration file for the subject substance in due time, including any required payment in connection with the registration file; (ii) comply with increased environmental/health protection risks management measures; and (iii) establish communications down the supply chain about risks associated with certain contained substances in products.  Users and manufacturers of certain hazardous substances, designated “substances of very high concern”, must comply with any enacted prohibition of their use or additional restrictions and, in certain cases, must seek authorizations to continue current industrial practices. The alignment of hazards criteria with the CLP regulation and the designation of additional substances of “very high concern” under the REACH regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO directives.

•         Directive 2003/87/EC of October 13, 2003 (which has been amended several times and especially by Directive 2009/29/EC) and related directives establishing the EU Emission Trading System (“ETS”) in three phases for achieving Kyoto Protocol commitments relating to greenhouse gases for Member States. The ETS works on the "cap and trade" principle. This means there is a “cap”, or limit, on the total amount of certain greenhouse gases that can be emitted by the factories, power plants and other installations subject to the ETS. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. At the end of each year, each company must surrender enough allowances to cover all its emissions, otherwise heavy fines are imposed. If a company reduces its emissions, it can keep the spare allowances to cover its future needs or sell them.

Phase II of the ETS ended on December 31, 2012, and Phase III covers the period from 2013 to 2020. In Phase III all CO2 allowances will be auctioned (as per Regulation (EC) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of emission allowances).

The Commission is implementing Phase III of the ETS in a manner that could increase costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production level and the market price of emission allowances. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of “carbon leakage”. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted will result in fewer free allocations than those sought by the European steel industry and will lead to additional cost for steel companies in Europe. Phase III of the ETS also will be impacted by a Commission proposal currently in the co-decision procedure to “backload” a certain number of emission allowances, due to the fact that the Commission consider the price of allowances has been lower than expected and does not incite operators to invest in low-carbon technologies. With this measure, the Commission will remove either definitively or temporarily a certain number of emission allowances from the market in order to increase their price. Under Commission Decision 2013/448/EU of September 5, 2013, implementation of a so called “Cross Sectoral Correction Factor” will further strengthen CO” free allowances previously announced to industry based on benchmark values. In 2014, European Commission expects also to backload a part of CO2 free allowances in order to support an increase of the CO2 market price.

The following EU Directives are also significant:

•         Directive 2008/50/EC of May 21, 2008 on ambient air quality and cleaner air for Europe.

•         Directive 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air, including thresholds on very fine particulates.

•         Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants.

•         The new Directive on the control of major accidents hazards involving dangerous substances, also known as SEVESO III 2012/18/UE (repeals Directive 96/82/EC of December 9, 1996), which was published in the EU’s official journal on July 24, 2012, will enter into force on August 13, 2013, and will apply from June 1, 2015. The new directive updates the existing legislation to take account of changes in the EU classification of dangerous substances, strengthens provisions on public access to safety information, and introduces stricter standards for inspections of installations.

•         Directive 2011/92/UE concerning the assessment of certain public and private projects on the environment. Projects that have significant impacts on the environment shall be subject to an authorization which determines precisely these impacts.

•         Directive 2009/31/EC of April 23, 2009 on the geological storage of carbon dioxide.

•         Directive 2009/28/EC of April 23, 2009 on the promotion of the use of energy from renewable sources.

•         Directive 2008/68/EC of September 24, 2008 on the inland transport of dangerous goods, by rail, road, and inland waterway.

•         Directive 2004/35/EC of April 21, 2004, and Directive 2008/99/EC of November 19, 2008, establishing liability (including criminal liability) for violations of the E.U. environmental legislation.

•         Directive 2002/96/EC of January 27, 2003 relating to waste electrical and electronic equipment, Directive 2000/53/EC of September 18, 2000 relating to end-of-life vehicles, and Directive 2004/12/EC of February 11, 2004 relating to packaging and packaging waste.

EU Directives continue to become more stringent. A review of air quality norms legislation is still in progress and will continue in 2014, with special focus on PM. End of 2013, the Commission published the Clean Air Programme for Europe, including a proposal for a reviewed National Emission Ceilings Directive establishing new ceilings for 2020 and 2030, and a proposal to regulate emissions from medium-sized combustion plants. Although no changes have been proposed yet for the ambient air quality standards, based on the positions expressed by some Member States and non-governmental organizations, reductions in air quality limits are expected in the near future.

ArcelorMittal anticipates that its capital expenditure with respect to environmental matters in the EU over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IED Directive.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.

Argentina

Environmental legislation in Argentina is based on the provisions of the federal, provincial and basin laws and their associated decrees, dispositions and resolutions.  For ArcelorMittal’s operations in Argentina, the regulations enacted in the provinces of Buenos Aires and Santa Fe and in the basin of the Matanza-Riachuelo river are particularly relevant. The more important laws and regulations include the following:

•         Law 11.717 and Decree 101 for Santa Fe for environmental licenses and environmental requalification plans (such a plan was required for the Meltshop diffuse emissions).

•         Law 11.459 and Decree 1741 for Tablada and San Nicolas for environmental licenses.

•         Federal Laws 25.670 and 25.675, the first related to treatment of polychlorinated biphenyls (“PCBs”) and the second one requiring environmental insurance. In 2012, Federal Law 25.675 was complemented by Resolution 1638/12 which provides for two types of environmental insurance policies. Resolution 37160/12, which limits the definition of environmental damage, is also relevant.

•         Federal Law 26.168, which creates the Matanza-Riachuelo Basin Authority (MRBA), and Resolution 8/09 of MRBA that, defines industrial restructuring plans to companies with environmental parameters above the permitted limits. Such plan was required to be submitted with respect to the Tablada plant, which had previously been deemed a polluting agent in the case of lead emissions in water). In 2013, Tablada plant was withdrawn from the polluting agents list because it has fulfilled its restructuring plan. In 2012, Resolution 661 of establishing a requirement for environmental insurance.

•         For the Buenos Aires Province, environmental insurance is also required by Resolution 165/10 of Organism for Sustainable Development of Buenos Aires. In 2012, Resolution 186/12 of Organism for Sustainable Development of Buenos Aires defined which companies and plants have to maintain environmental insurance.

During 2013 numerous regulations were published, including the following:

•         Environmental Insurance: Decree 1638/12 approved new alternatives for Bonding Insurance at the national level but they are not yet effective. In Santa Fe province, although Decree 1879/13 also requires Environmental Insurance, Decree 2336/13 delayed the requirement. Accordingly, Federal Law 25.675 continues to govern environmental insurance, and ArcelorMittal has several projects that required environmental bonding insurance under that enactment.

•         Environmental Licenses: The Law 11.717 and Decree 101 for Santa Fe province regulate environmental licenses and environmental requalification plans. Villa Constitucion officially obtained the environmental license on June 2013 and the committed plan is monitored by environmental authorities and should be completed by the end of January 2014. The environmental licenses of Tablada and San Nicolas are ruled by Law 11.459 and Decree 1741, both licenses are in renewal process. The National Law 26.168 which created the Matanza-Riachuelo Basin Authority (MRBA) and the Resolution 8/09 of MRBA defines industrial restructuring plans for companies with environmental parameters above the permitted limits.

•         Environmental Taxes: In Buenos Aires province, new Decree 429/13 establishes payments related to water consumption, and will impact our operations of San Nicolas and Tablada. The Santa Fe province also may introduce additional environmental taxes that would have an important impact in Villa Constitucion and Rosario operations.

Bosnia and Herzegovina

Environmental legislation in Bosnia and Herzegovina is essentially based on the provisions of a set of federal laws and regulations that have been effective since January 2008. The following practices are particularly relevant for ArcelorMittal Zenica: adopting best available techniques and complying with limit values that achieve environmental quality standards in air and water, preventing and controlling major accidents involving hazardous substances, procedures and measures for dealing with accidents on waters and coastal water land, fees on sulfur dioxide, nitrogen oxides and dust emissions and discharge of pollutants in water, waste recovery, disposal and export and limitations on noise pollution.

In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the Federal Government approved all environmental protection plans; and ArcelorMittal Zenica subsequently obtained all required environmental permits. In 2012, ArcelorMittal Zenica obtained a new wastewater discharge permit, valid for five years. Environmental permits for BOF and EAF Steel Plant and Rolling Mills expires in November 2014. Other permits will expire in November 2015. ArcelorMittal Zenica has agreed with the Federal Ministry of Environment and Tourism calling for issuance of an integral environment permit for its operations in 2015. Leading up to 2015, ArcelorMittal Zenica will be engaging with the Federal ministry regarding emission limits and measures (projects) that will be a part of the new integral environmental permit.

Based on a signed Protocol between Zenica Municipality and ArcelorMittal Zenica, the municipality signed a contract with an external company for operation of the Rača landfill, and the Federal Ministry of Environment and Tourism issued the environmental permit for the landfill to the municipality’s contractor for the Rača area. As a result, ArcelorMittal Zenica is no longer obliged to request an environmental permit from the Ministry.

For ArcelorMittal Prijedor, Omarska mine has two separate licences, one for the Surface pit, which was issued in 2010 and is valid until 2015, and the other for the GMS plant, Medjedja tailing dam and maintenance, which was issued in 2008 and renewed in November 2013. ArcelorMittal Prijedor is required to renew its environmental licences every 5 years. In accordance with its environmental licences, ArcelorMittal Prijedor is required  to monitor and control on a regular basis:

•         Waste waters,

•         Gas and dust emissions,

•         Noise and vibration,

•         Seismic effects of blasting, and

•         Storage dam in Medjedja.

ArcelorMittal Prijedor also obtained an environmental licence for Limestone Quarry Drenovaca in 2011, with a validity period of 5 years and an obligation to renew. In addition, ArcelorMittal Prijedor is certified with ISO 14001:2004 in 2010 and is required to go through process re-certification every three years.

Brazil

Our operating subsidiaries in Brazil are subject to federal and state environmental laws and resolutions issued by the Brazilian National Environmental Council (CONAMA). The Federal Constitution established the protection of the environment as a principle, while both the government and society are responsible for the achievement of such purpose. ArcelorMittal Brazil has implemented and conducts appropriate programs and compliance plans, reporting obligations and expects to continue to dedicate resources to comply with the rules.

The Federal Law 6938/1981 established the Guidelines for Environmental Protection and Environmental Permitting.

Federal Law 9605/1998 lists environmental crimes, with penalties that may consist of fines, restraints, community services, or even prison, while legal entities are subject to suspension of activities, embargo of works and activities and temporary closure, regardless of restriction of tax and financial incentives.

Federal Law 9.985/2000 established the National System of Protected Areas and represents the main statute on the subject.

National Decree no. 6848/2009, which implements Federal Law no. 9985/2000 concerning environmental compensation, establishes the percentage of total planned investments that must be devoted to greenfield projects in areas of conservation. Moreover, federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located.

Federal Law no. 12305/2010 established the National Policy on Solid Waste, which sets out principles, objectives, instruments and guidelines for the management of solid residues and defined responsibilities for generators and government. The state policy on solid waste management and recovery in the area of Espirito Santo, where ArcelorMittal Tubarão is located, is outlined in Law no. 9264/2009.

National decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Law 12187 of December 29, 2009). For the steel sector, a reduction target of 5% by 2020 with 2012 as reference year has been established. ArcelorMittal Brazil is engaged in a study with the Brazilian steel federation to see how and by whom actions need to be taken to reach this reduction. In particular, ArcelorMittal Brazil is still participating in the Strategic Studies and Management working group created to encourage the use of sustainable charcoal in the Brazilian steel industry. On April 4, 2012, the Brazilian Institute on Steel and its associated companies launched the “Protocol for Sustainable Charcoal Production”. The Protocol’s objectives are to avoid charcoal production from illegal deforestation and to stimulate suppliers to produce charcoal from eucalyptus planted forests. In 2013, meetings were held to define actions to achieve the protocol’s objectives. Currently an initiative is underway to establish criteria for Green Labeling in pig-iron production.

Espirito Santo State, issued the  Environmental State Law No. 9,685, of August 23, 2011 amended State Law No. 7,058/2002, significantly enlarging the list of conduct that constitutes an administrative environmental violation, as well as noncompliance with an Environmental Commitment (“TCA”). The new law also establishes the requirements and procedures for execution and the minimum content of the TCA.

Federal Resolution no. 382/2006 published by CONAMA, imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxides for new sources in the steel industry. Administrative Order no. 259/2009 published by the Ministry of the Environment (“MMA”) and IBAMA requires that the environmental impact statement contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment.

Federal Resolution no. 436/2011 published by CONAMA, established maximum limits for air pollutants emissions from stationary sources installed or having requested its installation license before January 2, 2007. More restrictive limits can be determined by the licensing environmental agency, according to the local conditions of the area that is affected by the pollution source. Beginning in 2014, more stringent limits will apply for emissions of particulate material, SO2, NOx from coke oven, electric arc furnace, rolling mill, sintering, charcoal blast furnace and blast furnace. ArcelorMittal Brasil industries already comply with the new emission standards. In Minas Gerais, the Normative Deliberation 187/2013 established maximum limits for air pollutants emissions from stationary sources. Although pig iron suppliers do not currently achieve these limits, the compliance deadline is 2018.

Federal Resolution no. 396/2008 published by CONAMA establishes classification guidelines and quality standards for groundwater.

Federal Resolution no. 420/2009 published by CONAMA addresses prevention of soil contamination.  It establishes guidelines for classification of soil quality, standards for the presence of chemicals in soils, and guidelines for management of contamination caused by human activities. This Federal Resolution is expected to have a major impact on the steel industry in Brazil. States have started to define soil criteria and establish required procedures. In particular, Minas Gerais state has already published its own regulation (DN 02/2010) and is looking into industry activities that may be sources of soil and groundwater contamination. Federal Resolution no. 460/2013 published by CONAMA on December 30, 2013 alters Article no. 8 of Federal Resolution no. 420/2009 with general directions for the management and classification of the quality of the soil.

São Paulo state published in Decree no. 59263/2013 that established guidelines to contaminated site management. The main items are related to the publication of a State List of Contaminated Sites, Environmental Insurance and fees that could go up to $32.2 million.

Federal Law Nº 12.651/2012, addressing the protection of native forests, was approved on May 25, 2012. The new code sets limits on use of property so as to protect existing vegetation. It largely reenacts old legislation first adopted in 1965. Minas Gerais State Law nº 20.992/2013, relating to forest policies and the protection of the biodiversity of the State of Minas Gerais, was enacted in 2013.  This new state law repeats various provisions of the Federal Law 12.651/2012, but also includes new provisions not covered by the federal legislation. In particular, it includes provisions relating to measures that operators are required to implement prior to commencing operations to compensate for the suppression of native vegetation. These measures are to be part of the operating license.

Canada

Our operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Wildlife Act, Water Act and Assessment Act) and provincial legislation regulating matters of more local importance such as land and resources uses, air quality, and noise.

The Government of Canada has indicated its intent to design and implement regulations to limit GHG emissions and has indicated its intention to harmonize the rules with whatever forthcoming U.S. regulations may yet be developed in this respect prior to implementation. Four Canadian provinces, including Ontario and Quebec, are members of the Western Climate Initiative (“WCI”), a sub-national North American GHG program intended to assist in implementation of cap-and-trade regimes at State and Provincial levels. In January 2013, Quebec and California were the first two members to be included in a cap-and-trade system. Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks.

Within its Air Quality Management System (“AQMS”) program, Environment Canada has established Base Level Industrial Emissions Requirements (“BLIERs”) to be reflected in new federal air emission limits expected to be implemented in 2015. For the iron and steel sector, pollutants subject to a BLIER are total PM, sulphur dioxide and nitrogen oxides.

ArcelorMittal Mines Canada and two other Canadian iron ore mining operations are also developing BLIERs for dust (PM10), sulphur dioxide and nitrogen oxides.  To date, a consensus has been reached on sulfur content and on dust by weight, consistent with the new Quebec regulation adopted at the Provincial level.
With respect to nitrogen oxides, the technical working group must familiarize itself with the pelletizing process before it can establish a specific limit.  The approach taken by federal authorities is to include these objectives in a pollution prevention plan.

Canadian steelmakers must file pollution prevention plans with Environment Canada addressing efforts to reduce mercury emissions on an annual basis. ArcelorMittal Dofasco, ArcelorMittal Contrecoeur, ArcelorMittal Contrecoeur West and other member companies of the Canadian Steel Producers Association meet this obligation by funding a national program to remove mercury-containing convenience switches from end-of-life vehicles before they enter the scrap stream, and by implementing mercury-free scrap purchasing policies.

The Canadian Environmental Assessment Act (CEAA) was amended on July 6, 2012. The main impact of this modification is that further expansion projects will likely be subject to an environmental impact assessment process.

In the Province of Ontario, ArcelorMittal Dofasco is in compliance with conditions set out by the Ontario Ministry of the Environment for site-specific air emission concentration limits  under Ontario Regulation 419/05 approved in August 2010.

ArcelorMittal Dofasco is on schedule in its implementation of a portfolio of environmental capital projects and operating programs between 2010 and 2014 to reduce emissions of certain parameters.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in wastewater treatment at Port-Cartier and conduct studies on and monitor both the Port-Cartier and Mount Wright sites. The permit for Mount Wright was issued in March 2010, and the permit for Port-Cartier is expected in 2014. Beginning in 2015, ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works will incur CAD$1 million per year in taxes on waste rock storage in connection with this depollution permit for the mine operations.

In the last quarter of 2012, ArcelorMittal Mines Canada submitted new restoration plans for its facilities in Port-Cartier and Mount Wright to the Quebec Ministry of Natural Resources. Under the current mining regulations, financial insurance in the amount of CAD$17 million is required by 2020 for restoration of both sites.

ArcelorMittal Montreal expects the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur West facilities to be issued in 2013 or mid-2014. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies.

Beginning on January 1, 2011, a tax is charged on water withdrawal regardless of whether it is from a private pumping station or supplied by cities. Total additional costs to ArcelorMittal Montreal are expected to be approximately CAD$100,000 per year. Considering the actual rate, the total additional costs to ArcelorMittal Mines Canada are also approximately CAD$100,000 per year.

In October 2007, a green tax was implemented in Quebec that applies to the purchase of fossil fuels. The tax was based on GHG emissions.  Beginning in 2013, the green tax was replaced by a cap-and-trade system.  In this system, free allocation will be reduced annually until 2020. The minimum price for carbon dioxide credits is CAD $10/tonne, while the maximum price is CAD$50/tonne. The Company does not expect to incur significant additional costs under the new cap and trade regime through 2014 and 2015 (assuming pellet plant emission levels remain generally consistent with their average levels over the 2007 to 2010 period); after 2014, there is some uncertainty and the additional costs to the Company cannot yet be determined.

Quebec adopted Clean Air Regulation on June 30, 2011 that will require annual PM testing for steel mills, and installation of broken bag detectors in baghouses. The intensity limit for PM in the steel sector has been increased.  ArcelorMittal Contrecoeur has proposed a project to ArcelorMittal’s Investment Allocation Committee (“IAC”) to reduce dust emissions at its steel mill. The new regulation has also reduced the limit for PM concentration in dust controlling equipment. Tests will be done at some DRI plant scrubbers to validate compliance with the new limit.

In the mining sector, this regulation will also reduce the limit for total PM from 120 to 75 grams per ton produced for existing pelletizing plants, including ArcelorMittal Mines Canada. The limit for a new plant will be 50 grams per ton produced. The immediate financial impact of this regulation is about $2.0 million related to the installation of continuous monitoring equipment. Also, the electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensure the conformity to the new emission limit on a medium-term basis. The preliminary evaluations performed so far indicated that the cost of this project could be in the order of magnitude of $80 million over the next 5 years but further studies will have to be performed.

An “Act to amend the Quebec Environmental Quality Act to reinforce compliance” was adopted on October 5, 2011. This act increases penalties and fines for environmental offences. Presumption of statutory liability of directors and administrators is included in the bill.

A new fishing act has been in place since November 25, 2013 at the federal level. While the new act contains provisions to simplify the process when a low quality or an affected fish habitat is destroyed, it is, in practice, difficult to predict how it will be applied in the near-term.

In 2011, ArcelorMittal acquired Baffinland, including a potential mining project, proposed on Baffin Island in the territory of Nunavut, which has recently completed its environmental assessment process and is currently proceeding through the permitting phase of regulatory approvals.  The Nunavut Land Claims Agreement establishes the requirement and expectations for development activities occurring in Nunavut. A number of regulatory processes apply to the project, including compliance with the North Baffin Regional Land Use Plan administered by the Nunavut Planning Commission. The project also has been subject to a Part 5 environmental review by the Nunavut Impact Review Board, which was completed and signed off by the Federal Minister for Aboriginal Affairs and Northern Development Canada in late 2012.

There are a number of permits, leases, and authorizations required for the project, including an archaeological and paleontological permit from the Government of Nunavut’s Department of Culture and Heritage.  Land tenure through long-term leases and shorter-term land use permits will be required from the Qikiqtani Inuit Association to access Inuit-owned land that surrounds the proposed Mine Site and from Aboriginal Affairs and Northern Development Canada for the port at Steensby Inlet and most of the proposed railway corridor. Other key environmental regulatory approvals include a Type A Water Licence from the Nunavut Water Board for water used, treated and discharged, Fisheries Act authorization from the Department of Fisheries and Oceans, approvals or exemptions under the Navigable Waters Protection Act administered by Transport Canada Navigable Waters Protection Program and a license for explosives manufacture from Natural Resources Canada under the Explosives Act.

Costa Rica

ArcelorMittal’s operations in Costa Rica are subject to laws and regulations promulgated by the central government related to environmental areas such as air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste management, recovery and disposal practices and responsibilities and the remediation of environmental contamination.  These regulations are taken into account in ArcelorMittal’s day-to-day operations in Costa Rica, and are reinforced by an EMS ISO 14001 certification that is valid until 2014 with a verification process each year.

Kazakhstan

Kazakhstan’s Environmental Code no. 212-III dated January 9, 2007 and its amending law no. 164-IV dated June 23, 2009 specify the requirements for licensing, standardization, environmental audits, environmental permits, in-process controls and monitoring, and import of environmentally hazardous processes, techniques and equipment. They also establish the liabilities of users of natural resources in respect of design, development and operation of economic entities and other facilities; as well as the responsibilities regarding emissions, discharge of wastewater and the operation and maintenance of landfills and long-term waste storage.

New amendments to the Environmental Code have been in effect since December 2011.  These amendments relate to the conditions for the delivery of permits, to environmental action plans (to be discussed in public hearings) for the reduction of atmospheric emissions, reporting requirements for permit holders, waste management programs to reduce accumulated waste, and programs to phase out and dispose of PCB transformers.

In 2013, several changes were made to the Environmental Code and Decrees of the Government of RK in terms of the state environmental issues management:

•         Municipal wastes are under control of the authorized environmental body;

•         Residue recycling and requirement toughening in respect of the ozone depleters management;

•         Implementation of the national plans and bringing the functions of the Environmental Ministry into the line with this system;

•         In terms of reporting provisions on environmental performance the approval of industrial environmental monitoring programs is not required;

•         In terms of the rules of public hearings holding on discussions of the projects that could have direct impact on the environmental and the civic health;

•         and to the Rules on quotas change and recertification for GHG emissions.According to these rules, the operators are requested to provided GHG emissions valuation and rationalize emissions.

Liberia

The Environmental Protection Agency Act (2002) (“EPA Act”) was the initial environmental law in Liberia. It established an Environmental Administrative Court and provides for a National Environment Action Plan, which builds on local and regional action plans.  The EPA Act requires Environmental Impact Assessments (EIAs) to be carried out for all activities and projects likely to have an adverse impact on the environment, as well as mechanisms to achieve restoration of degraded environments.  It also provides the means for permits, fees and fines.

Enacted at the same time, the Act Adopting the Environment Protection and Management Law of the Republic of Liberia (2002) (“EPML”) is the principal piece of legislation covering environmental protection and management in Liberia. It provides the legal framework for the sustainable development, management and protection of the environment by the Liberian Environmental Protection Agency (“Liberian EPA”) in partnership with relevant ministries, autonomous agencies and organizations.

The Liberian system incorporates all social impact assessment within the Environmental Impact Assessment, otherwise referred to as “ESIA” by ArcelorMittal. The Liberian EPA’s Environmental Impact Assessment Procedural Guidelines provide an interpretation of the requirements of the EPML with respect to ESIA.

In the absence to date of any gazetted environmental management regulations, ArcelorMittal has devised an Environmental Standards Manual to cover its operations in Liberia. This was approved by the Liberian EPA for use as a guidance document for all site activities under the existing Liberia mining project and remains the only set of such guidelines in the country. ArcelorMittal updates this Manual up to three times per year, according to experience and operational needs. The Manual draws heavily on material from the few draft regulations on water quality, air quality, noise emissions and waste management, with the result that the company is in line with the authorities’ views on these matters.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. This law also has a primary role with respect to the wider environment, covering environmental protection, protected forests and protected areas for wildlife. The Act to Establish the Community Rights Law with respect to Forest Lands of 2009 (“CRL Law”)

gave communities far-reaching rights to areas of forest under claims of customary use.  However, the forestry sector’s utilization of forest land has been in turmoil in recent years, with the disqualification of many Private Use Permits that had been awarded with some irregularities, apparently as a means to enable logging over areas that were otherwise outside the commercial use forest allocation. Further suspicion of abuses led in December 2013 to the issuance of Executive Order No. 53 – Moratorium on Public Land Sales. This bans all transactions involving public land, and also voids any new Tribal Certificates, that are the records of customary land claims on land that is not yet covered by title deeds.

Since the CRL Act was signed into law, there has been an expansion of the sector into community-managed forests. Some of these overlap the ArcelorMittal mining concession. Rules for the management of forests by communities are not yet properly established, but the company is supporting their development in co-ordination with NGOs, aid donors and the government. Once these have been agreed by the government, there will in effect be a new set of regulations relating to land access in certain areas.

So far the few protected forest areas in the country, covered under the Act for the Establishment of a Protected Forest Areas Network (2003) remain unaffected. One of these is mainly inside the ArcelorMittal mining concession, and is gazetted under its own Act for the Establishment of the East Nimba Nature Reserve (2003). The company is supporting the management of this area through its pilot environmental offset program.

As ArcelorMittal moves towards its expanded Project Phase 2, an ESIA for the 2016 to 2034 period was submitted in early 2013 and a set of Environmental Permits awarded in September 2013 which should be combined with the compliance with the Environmental Standards Manual aforementioned. Among other things, this has necessarily committed ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may amount to at least $70 million and overall mine closure may amount to around $200 million (though costs have yet to be estimated in full detail). Associated with this phase of the project will be potential liabilities related to the operational and post-mining stability and safety of the tailings management facility. In the absence of national regulations regarding infrastructure of this nature, ArcelorMittal is endeavoring to ensure that it is designed and constructed to international standards as its main risk mitigation strategy.

Macedonia

Complementary to the framework laws on environment no. 53/05, 81/05, 24/07 and 159/08 which regulate environmental permits, environmental audits, prevention and control of major accidents involving hazardous substances and environmental liability, the following specific regulations are also applicable: no. 67/04, 92/07 on quality of ambient air and  no. 68/04, 71/04, 107/07, 102/08, 143/08 on management of waste and no. 161/2009 on packaging management and management of waste materials from packaging, no. 87/08, 06/09 on water protection, no. 145/10 on chemicals and no. 79/07 on noise. Official Register no. 17/2011 and no. 47/2011, which amend law no. 161/2009, regulate the tax rate applicable to each ton of waste resulting from packaging.

To comply with these laws and regulations, ArcelorMittal invested in 2012 €3.5 million ($4.8 million) to revamp the furnace of the hot dip galvanizing line for ArcelorMittal Skopje in addition to the $1.8 million already invested in 2008.

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution of November 25, 1988; environmental impact study of May 30, 2000; environmental audit of April 29, 2010; transfer of contaminants of June 3, 2004; water management of April 29, 2004; waste management of May 22, 2006; sustainable forestry development act of February 25, 2003; radioactivity control of March 2, 1985; wildlife management of July 3, 2000; and environmental noise pollution control of March 2, 1985.  On June 6, 2012, a new General Law for Climate Change was approved, and based on which, specific requirements for companies will be adopted.

Prior to beginning any new construction project, ArcelorMittal México conducts an environmental impact study to obtain authorization for certain activities, including mining activities.

In June 2013, a new Law of Environmental Responsibility was approved, in which any non-fulfillment of environmental statutory requirements should be sanctioned on administrative, economic and criminal grounds. The sanction should apply to the person who is responsible for authorizing the environmental breach.

In December 2013, modifications on Special Tax Law for production and services were approved according to which, since January 2014, a new tax will be required based on Carbon Atmospheric Emission for fossil fuels consumption.

Based on the New Law for Climate Change approved in 2012, a forthcoming specific regulation will be approved in which a mandatory Green House Gas emissions report should be validated by external approved company.

Morocco

ArcelorMittal’s long carbon subsidiary Sonasid is subject to numerous environmental regulations, including the following laws and their decrees of application:  Law no. 10-95 relating to water (August 16, 1995); Law  no. 11-03 relating to the protection of the environment and its enhancement (May 12, 2003); Law no. 12-03 relating to environmental impact studies (May 12, 2003); Law  no. 13-03 relating to air pollution abatement (May 12, 2003); Law no. 28-00 relating to waste management and disposal (November 22, 2006) and Law no. 47-09 relating to energy efficiency (November  17, 2011).  Decree N° 2-09-085 related to the collect, transport and treatment of used oils has been in effect since September 2011 and Decree n° 2-12-17 on technical requirements for the disposal and recycling processes of waste by incineration has been in effect since May 2012.

Sonasid complies with the limit values for water discharge in surface water and groundwater. Approval for the emission limit values of air pollutants for the steelmaking sector is pending. Currently we are working with members of our “association des Sidérurgistes” of Morocco to propose to the Ministry, the limit values of specific atmospheric emissions in our sector.

In 2009, Sonasid received approval of the Ministry of Environment for the disposal of EAF dust in a landfill owned by the Company.

Russia

ArcelorMittal’s mining subsidiaries operating in the Kuzbass region of Russia are subject to several Russian Federation laws and regulations in the field of environmental protection, including: Law no. 7 “On Environmental Protection” dated January 10, 2002; Law “On Air Protection” dated May 4, 1992; Law no. 89-FZ “On Production and Consumption Wastes” dated June 24, 1998; Water Code no. 74/FZ dated June 3, 2006; Land Code no. 136-FZ dated October 25, 2001; and Forest Code no. 101/FZ dated August 10, 2008, among others.

In 2007, once the new Water Code dated March 30, 2007 went into effect, requirements to limit wastewater from mining activities increased considerably. As of December 31, 2008, the legislation monitors 19 pollutants in mine wastewater, with new standards and provisions for penalties in the case of non-compliance. The main pollutants are coal and rock dust suspended solids, ferrous sulphate, dissolved phenolic compounds and oils. The existing wastewater treatment facilities at the mines were commissioned in 1976 and are now obsolete.

In October 2011, an investment project in the amount of $24.4 million was approved in order to upgrade mine water utilities and waste water treatment facilities at the Berezovskaya and Pervomayskaya mines and to clean the settling pond of the Berezovskaya mine. These activities will allow ArcelorMittal’s subsidiaries to achieve the required level of effluent treatment and avoid any penalties for damage to water bodies. Standard quality objectives will be achieved only upon completion of the project in 2014. For the period of project implementation, special measures on effluents cleaning were developed and agreed with the municipal authorities of the town of Berezovskiy, and the Kemerovo district. RosPrirodNadzor (the Federal Service for supervision of use of natural resources) issued a permit to increase the standards of the allowable discharge of pollutants in the surface water bodies. Meanwhile, ArcelorMittal’s Russian mining operations remain exposed to potential penalties until completion of the project.

South Africa

The National Environmental Management Act (“NEMA”) 107 of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) process that needs to be followed in order to obtain the required authorization. The EIA process is applicable mainly to new infrastructure, capacity increases, changes to or upgrades of existing infrastructure and includes but are not limited to all water and air related activities. A Record of Decision (“ROD”) is issued in terms of this Act for any projects requiring an EIA process. There is also a strong link between this Act and new legislation that was promulgated and this Act can be regarded as an “umbrella” for such legislation. The “duty of care” principle is also enshrined in NEMA and specifies that any harm caused to the environment is a criminal offence in terms of this Act.

To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act 36 of 1998. Due to the scarcity of water in South Africa, the authorities are placing an emphasis on water recycling in permits; Zero Effluent Discharge (“ZED”) status is a condition many plants are required to achieve. Saldanha Works is a ZED plant. Newcastle Works is expected to achieve ZED status by early /mid 2014.Vanderbijlpark achieved ZED status in July 2012.

On October 22, 2012, ArcelorMittal South Africa (“AMSA”) received a notice from the Gauteng Department of Agriculture and Rural Development (“GDARD”) instructing it to cease operation of certain units at its Vanderbijlpark plant. GDARD alleges that these units do not comply with certain conditions of the air emission license for the Vanderbijlpark plant. For further information, see “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities—South Africa”.

The National  Environmental Management: Waste Act 59 of 2008 (“Waste Act”)  came into effect on July 1, 2009,  and applies to all waste  related activities and contaminated land and replaces older legislation in this regard. Waste Management Licenses are issued in terms of this Act after the EIA process (including public participation) is concluded. . Existing disposal facilities are also included in this Act, although existing permits will remain valid until new Waste Management Licenses are issued. . The interpretation of the definition of “waste” as defined in terms of the Waste Act in determining the “end-of-waste” criteria remains a challenge. The interpretation problems currently experienced is of concern as certain materials, depending on the interpretation of the definition of “waste” may be regulated in terms of both the Waste Act as well as other applicable legislation. The interpretation of the definition of waste remains a contentious issue and negotiations with the authorities have not been concluded on this matter.

The National Environmental Management: Air Quality Act, 39 of 2004 which took full effect on April 1, 2010, introduced strict emission standards for new and existing plants. Existing plants or processes are granted a period of 5 years to achieve standards set for existing plant and 10 years to achieve standards set for new plants. Atmospheric Emission Licenses will be issued in terms of this legislation after a Record of Decision is issued under NEMA. AMSA’s coke making operations, in particular, have been severely affected by the implementation of the new emission standards, and major capital expenditures are expected to be implemented over the next five years.

The South African authorities (National Treasury Department) intend to implement a Carbon Tax by January 1, 2015. Although the full design of the tax is not finalized yet, it is envisaged that CO2 will be taxed at ZAR120/t and certain exemptions would apply for various industrial sectors. From the information available at this stage, it seems as if at least 75% of the iron and steel sector’s emissions could be exempted. Due to the huge financial liability that the proposed Carbon Tax poses, further discussions will take place with the National Treasury in 2014 in order to achieve a more sustainable solution or to be exempted in full due to the sectors exposure to carbon leakage. The legislation to facilitate the collection of the proposed Carbon Tax is also expected to be drafted in 2014 by the relevant authorities.

Trinidad & Tobago

Various regulations have been enacted under the Environment Management Act of March 8, 2000, two of which include the Water Pollution Rules of October 24, 2001 and the Noise Pollution Rules of April 19, 2001. ArcelorMittal Point Lisas was registered under the Water Pollution Rules in 2008. In 2010, ArcelorMittal Point Lisas was re-registered under the Water Pollution Rules and in 2011 began the process for obtaining a permit to emit pollutants. ArcelorMittal Point Lisas obtained the permit in 2012 and the permit is valid for 5 years. Work is in progress to comply with the permit requirements. In accordance with the requirements of the Pesticides and the Toxic Chemicals Act, ArcelorMittal Point Lisas has completed the registration process for the premises and chemicals used and/or stored on its site. The certificate in this regard was awarded in 2010 to ArcelorMittal Point Lisas and has been renewed every year. Two other pieces of legislation are being proposed—the Air Pollution Rules of 2001 and the Waste Management Rules of 2008.

Ukraine

Air emission regulations in force include the following:

•         No. 309, published on June 27, 2006, significantly restricts the emission limits of 140 substances for all types of plants.

•         No. 507, published on September 29, 2009, approves technological standards of allowable pollutants emissions from coke-oven batteries.

Priority pollutants under the air emission regulations are PM, sulfur dioxide, nitrogen oxides dioxides and carbon monoxide.

Venezuela

Industrias Unicon’s (“Unicon”) operations are subject to various environmental laws and regulations including: Constitution of the Bolivarian Republic of Venezuela, Environmental Frame Law and Environmental Penal Law, Decree 638 on Air Quality, Decree 1400 on Water Use; Decree 2216 on Solid Wastes; Decree 2.635 on Hazardous Recoverable Materials and Wastes;  Decree 3.219 on Water Quality for the basin of Valencia Lake, Forest Law of Soils and Waters, Law on Dangerous Substances, Materials and Wastes, Decree by which are enacted the Rules for Performing Environment Assessment of Activities Susceptible to Degrade the Environment and Resolution that establishes the requirements for registering and authorizing the handlers of substances, materials and wastes.

To comply with the environmental requirements, Unicon has launched and will continue to launch different improvement projects at its water collection, drainage and treatment systems for the storage, handling and recovery or disposal of wastes and of hazardous materials, and for the control of emissions to the atmosphere. With regard to the restrictions established by the Venezuelan State, Unicon is closely monitoring and controlling its water and energy consumption.

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the EU and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at the plant sites. The database incorporates a company-wide used return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent recurrence of accidents. A benchmarking component has been added, which was deployed in 2010; as with any database, contents and use will grow over time. To check compliance, an auditing system has been put in place to monitor compliance with internal standards and OHSAS Occupational Health and Safety Assessment Series implementation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) each reporting operator of a coal or other mine is required to include certain mine safety information within its periodic reports filed with the SEC. Pursuant to Section 1503 of the Dodd-Frank Act, the Company presents information regarding certain mining safety and health matters for each of its U.S. mine locations in Item 16H in this annual report.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2013, certain countries and communities, such as Brazil, Canada, Colombia, the Customs Union of Russia, Kazakhstan and Belarus, the EU and the United States, have considered whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat caused by steel imports originating from various steel producing countries.

Under international agreements and the domestic trade laws of many countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof to a domestic industry. Although there are differences in how the trade remedies are assessed, such laws typically have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) and a reasonable amount for profit. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The trade remedy available is typically an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Safeguard measures are addressed more generally to a particular product irrespective of its source to protect the domestic production against increased imports of the exported product. The remedies available under the safeguard investigations are commonly safeguard duties or allocation of quotas on the exported products between the exporting countries.

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, in 2012, the United States conducted a sunset review of orders on corrosion-resistant carbon steel flat products from Germany and Korea which was completed in January 2013.  Another sunset review by the United States was initiated in 2012 concerning imports of hot-rolled steel products from China, India, Indonesia, Taiwan, Thailand, and Ukraine. All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury are likely to continue or recur, then the orders are continued. In case of safeguard measures for duration exceeding three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be a beneficiary of trade actions intended to address trade problems consistent with WTO regulations. In other situations, certain operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions.

In some developing countries in which ArcelorMittal is producing, state intervention impacts trade issues. For example, exports of steel mill products could require licenses from the local ministry of industry and trade or ArcelorMittal could be required to domicile, or submit for registration, export contracts with the local central bank.

Key Currency Regulations and Exchange Controls

Algeria

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility of the Algerian dinar (“DZD”), subject to certain exceptions involving Algerian companies investing in overseas projects. Currency outflows on current accounts, although freely permitted for the import of goods, are subject to controls for payments for service contracts. Overseas dividend repatriation is permitted subject to a 15% withholding tax. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances are required to be made through the Algerian Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts, 20% of which can be utilized freely and the rest of which can be used in accordance with certain restrictions. Hedging of currencies is tightly regulated and restricted. Overseas investment in and out of Algeria requires compliance with several fiscal regulations.

Argentina

The Argentine peso (“ARS”) has not been freely convertible since December 2001. It is mandatory to convert 100% of foreign exchange revenues from exports into local currency. The authorities regularly intervene in the foreign exchange market in order to maintain a stable rate. However, on January 22, 2014, the Central Bank of Argentina refrained from intervening to support the ARS in official trading.  As a consequence, the official ARS/U.S. dollar exchange rate weakened by 25 cents to 7.14 ARS to the U.S. dollar, its biggest daily decline since the crisis of 2002. While the Central Bank eventually intervened to stabilize the currency at 7.79 ARS to the U.S. dollar, this decrease nevertheless represented a devaluation of more than 15% in just 48 hours.

In November 2011, the Argentine government further restricted the ability of Argentine residents to transfer funds abroad. Since then, all measures that have been implemented have been aimed at increasing U.S. dollar inflows and stock.

As a result of these changes, the maximum term in which Argentine resident companies must repatriate their export proceeds has been shortened and outflows of foreign currency have been limited mainly to the payment of import charges, which are also restricted through new regulations requiring importers to obtain a prior import authorization.

According to new regulations by the Argentine Central Bank and Ministry of the Economy, 30% of certain inbound loans may be held as a legal reserve deposit in the Argentine Central Bank for one year, except for foreign direct investments and loans exceeding two years in term and loans that will potentially increase the export capacity.

Dividends can be transferred abroad without any legal restriction, provided that they relate to audited annual financial statements and that the company has complied with its foreign debt disclosure regime and the foreign direct investment disclosure regime. However, from a practical standpoint, the Central Bank’s prior authorization is required before the transfer can be executed.

The payment of principal amounts and interest on outstanding debt to a non-resident is allowed. The loans must be previously registered with the Central Bank and the Argentine resident must be in full compliance with the Central Bank’s reporting regime applicable to financial debt.

The ability to purchase foreign currency by Argentine residents for up to $2 million per calendar month remains prohibited.

In line with its objective of increasing the inflows and stock of U.S. dollars, the Central Bank has implemented several measures, including imposing a requirement that companies that export more than 75% of their sales can only issue offshore debt if required to do so; extending the period to repay pre-financing funding; and increasing the extra cost down-payment for obtaining foreign currency for tourism and goods payments by up to 35%.

Brazil

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. The Central Bank allows exchange rates between the Brazilian real (“BRL”) and foreign currencies (including the U.S. dollar) to float freely, although it has intervened occasionally to control volatility. Exchange controls on foreign capital and international reserves are administrated by the Central Bank. During periods of strong BRL appreciation, the Central Bank has implemented measures to discourage portfolio capital from entering the country. Foreign and local companies may borrow internationally subject to registration with an approval by the Central Bank. Local companies may maintain up to 100% of their export revenues abroad.

China

The Chinese yuan (“CNY”) is a managed float with reference to a basket of currencies and non-deliverable currency. The exchange rate of the Chinese yuan is determined by the interbank foreign exchange market, the China Foreign Exchange Trade System (“CFETS”). The CNY is traded on the CFETS with the following five currency pairs: the U.S. dollar, the Hong Kong dollar, the Japanese Yen, the euro and the British Pound.

Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in bilateral trading, pursuant to which they trade directly with other member banks in the CNY foreign exchange spot market, as opposed to just trading with CFETS. The trading band within which such activity may take place increased in April 2012 to +/- 1.0 % against the U.S. dollar, as compared to the previous level of +/- 0.5%. China maintains strict controls on its currency. Non-residents and foreign investment enterprises must obtain a foreign exchange registration certificate to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts.

India

In India, the exchange rate of the Indian rupee (“INR”) is determined in the interbank foreign exchange market. The Reserve Bank of India (“RBI”) announces a daily reference rate for the rupee against the U.S. dollar, Japanese yen, British pound and euro. The RBI monitors the value of the rupee against a Real Effective Exchange Rate (“REER”). The REER consists of six currencies: U.S. dollar, euro, British pound, Japanese yen, Chinese yuan and Hong Kong dollar. The rupee rate has been known to deviate significantly from longer-term REER trends.

The RBI intervenes actively in the foreign exchange market in cases of excessive volatility. Exchange controls are established by both the government and the RBI. The Foreign Exchange Management Act of 2000 mandates that the government oversee current account transactions, while the RBI regulates capital accounts transactions. Restrictions on purchases and sales of INR have been significantly relaxed since the early 1990s. Since 1995, the Indian rupee has had full current account convertibility, though exchange controls on capital account transactions remain in effect.

Kazakhstan

There are no requirements for foreign investors to invest in Kazakhstan; however, investors are required to obtain a tax registration number in order to open a cash account. Payments in “routine currency operations” may be made by Kazakh residents to non-residents through authorized banks without any restriction so long as information about the purpose of the transaction is provided.

Routine currency operations include:

•         import/export settlements with payment within 180 days;

•         short-term loans with terms of less than 180 days;

•         dividends, interest and other income from deposits, investments, loans and other operations; and

•         non-commercial transactions such as wages and pensions in Kazakh tenge (“KZT”).

Direct investment abroad by residents and non-residents of Kazakhstan (provided they hold 10% or more of a Kazakh company’s voting shares) is subject to registration with the Central Bank of Kazakhstan. The registration regime only applies if the amount of a currency transaction exceeds $300,000 (in the case of currency being invested in Kazakhstan) and $50,000 (in the case of currency being transferred out of Kazakhstan). The exceptions to registration are currency operations with derivatives between residents and non-residents. The Central Bank of Kazakhstan is only required to be notified if the payment amount exceeds $100,000 or the equivalent in KZT.

Operations involving the transfer of capital from residents to non-residents require a license from the Central Bank of Kazakhstan, and transactions involving the transfer of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid for a single transaction only. These transactions include:

•         payments for exclusive rights to intellectual property;

•         payments for rights to immovable property;

•         settlements for import/export transactions;

•         loans with terms of more than 180 days;

•         international transfers of pension assets; and

•         insurance and re-insurance contracts of an accumulative nature.

The Central Bank of Kazakhstan is also required to be notified of certain transactions, including, among others, acquisitions of share capital, securities and investment funds, financial derivatives, transfers of real estate and the opening of bank accounts by certain legal entities.

On February 11, 2014 the National Bank of Kazakhstan devalued the KZT to 185 KZT per U.S. dollar (from 156.8 KZT as of close of business on February 10, 2014) with a range of +/- 3 KZT. The National Bank of Kazakhstan indicated that its objective in devaluing the KZT was to improve competitiveness and reverse real appreciation through a weaker nominal exchange rate.

South Africa

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank. Although the ZAR has not been fully convertible since 1941, the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the application process for approval from the Financial Surveillance Department before undertaking new foreign direct investment has been removed for corporate transactions from below ZAR 50 million to below ZAR 500 million per applicant company per calendar year. Such applications need only be approved by authorized dealers. Authorized dealers may also, subject to several conditions, allow companies to cover up to 75% of budgeted commitments or export accruals for the following financial year. Subject to additional conditions, forwards and options may be used to cover for foreign exchange exposures of tenors up to six months. Furthermore, the 180-day rule requiring export companies to convert their foreign exchange proceeds into ZAR has been removed. Offshore bank accounts may, however, only be used for permissible transactions. Qualifying international companies are allowed to raise and transfer capital offshore without exchange control approval as from January 1, 2011.

Ukraine

Ukraine has significant restrictions on capital account flows, currencies and financial instruments that govern all aspects of transactions in the local currency, the hryvnia (“UAH”), and foreign currency, despite the fact that authorities have attempted to improve the functioning of the foreign exchange market. Ukrainian anti-money laundering legislation provides for the mandatory statutory monitoring of all outbound payments from Ukraine for services and royalties. If the total payments to a particular foreign counterpart for the rendered services or royalties exceed an equivalent of EUR 100,000 per contract per calendar year, then the contractual prices are subject to the statutory transfer pricing examination. The statutory transfer pricing examination must be conducted prior to the making of the payment. New capital controls were introduced on February 7, 2014, which include a waiting period of at least six working days for foreign currency purchases by companies and an official devaluation of the UAH to 8.7 per dollar from 7.99.

The main regulatory body of the government is the National Bank of Ukraine, which has wide regulatory powers in this field. Export of capital from Ukraine, offshore investments and purchases of foreign currency by Ukrainian companies are heavily regulated and are subject to National Bank regulations. A transfer of foreign currency abroad requires an individual license from the National Bank, subject to certain exemptions.

The National Bank of Ukraine issues both individual and general foreign exchange licenses to conduct foreign exchange transactions that are within the guidelines of the government’s exchange controls. General licenses are issued to financial institutions and commercial banks to conduct currency transactions. These licenses are for an indefinite period of time and allow banks and financial institutions to conduct a wide range of foreign exchange activities, including transfers and foreign exchange trading. A rule was reintroduced in 2012 requiring banks to sell 50% of foreign exchange export proceeds in an interbank foreign exchange market no later than on the working day following the receipt of funds on the client’s account. Individual licenses are issued by the National Bank of Ukraine to residents and non-residents for the sole purpose of transacting and completing a stated and agreed-upon single transaction.

A foreign currency loan by a Ukrainian resident (including a Ukrainian bank) from a non-resident must be registered with the National Bank. Ukrainian residents are required to settle import/export transactions within 90 days without restrictions (reduced from 180 days in 2012). Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank and only in a limited number of cases and subject to certain conditions.

Venezuela

The “Strong Bolivar” (Bs.F.) has been the official currency in Venezuela since January 2008. Although an exchange control system fixes its value vis-à-vis the U.S. dollar, an unofficial currency market has existed since February 2003 whereby the value of the U.S. dollar is quoted above the rate set by the official exchange control system. On June 4, 2010 the Exchange Agreement No. 18 was enacted, which established the parameters of the new regime for foreign currency transactions of securities and made the Central Bank of Venezuela the only authorized entity to buy and sell foreign currency.

On June 7, 2010, the Central Bank created the System of Transaction with Foreign Currency Instruments (SITME), which, among other things, published daily rates for trading securities, established the parameters for such transactions and fixed the price band in Bs.F., the amount traded and the exchange rate. Companies domiciled in Venezuela could acquire through SITME securities up to a daily maximum value of $50,000 and could not exceed $350,000 in a month, and companies  not authorized to buy U.S. dollars at official exchange rates were allowed to use SITME. On December 31, 2012, according to the SITME rate, one U.S. dollar was equal to 5.3 Bs.F., while the official exchange rate was one U.S. dollar to 4.3 Bs.F.  On February 9, 2013, the Bs.F. was devalued, resulting in an official exchange rate of 6.3 Bs.F. per U.S. dollar, and the SITME was eliminated and replaced by the Ancillary Foreign Currency Administration System (SICAD), a public “bidding” system for private companies to procure the foreign currency they need to pay for imports.

The exchange control system permits transfers abroad from Venezuela by purchasing U.S. dollars at the official rate of Bs.F. 6.3 per U.S. dollar for dividends:

•          derived from a foreign investment (business activities);

•          that are registered with the Superintendence of Foreign Investments (SIEX); and

•          in respect of which the transferor has paid the relevant taxes and purchased the foreign currency from the Foreign Exchange Administration Commission (CADIVI), which is subject to availability.

Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale or the reduction of capital or liquidation related to such investment at any time. For this purpose, the exchange control system allows for the possibility of granting foreign currency at the official rate from CADIVI, so that dividends can be converted into foreign currency for repatriation.

CADIVI’s authorization is also required for the purchase of foreign currency by individual or legal entities for payments of the import of goods and services.

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

Iran-Related Activities of ArcelorMittal Affiliates

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ArcelorMittal is required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions.

HPCL-Mittal Energy Limited (“HMEL”), a joint venture in which the Significant Shareholder of ArcelorMittal holds a 48.8% stake, owns and operates the Guru Gobind Singh Refinery, an oil refinery located in the Bathinda district of Punjab, India. In connection with its oil refining activities, HMEL purchased approximately 4.2 million barrels of crude oil on a CIF basis from the National Iranian Oil Company (the “NIOC”) in 2012 for an amount of approximately $460 million. The crude oil was transported from Iran to HMEL’s operations in India in a series of three shipments that took place between August and October 2012. HMEL made no sales of refined products to Iran and engaged in no other transactions with Iran.

HMEL effected partial payment in respect of this purchase over the course of 2013 in an amount of $333.1 million. Since October 2012, HMEL has not initiated any further purchases of crude oil from the NIOC, although it may resume such purchases if current political, economic and legal conditions change.

Given its relatively short operating history, HMEL has not yet generated any profits.  HMEL produces a variety of petroleum and petrochemical products, which individually require different types of crude oil in different amounts. HMEL generally comingles crude oil purchased from various sources, making it difficult to trace the raw materials used in manufacturing a given product or to link revenues directly to such inputs. However, HMEL estimates its revenues attributable to crude oil acquired in 2012 from the NIOC were less than the cost of such crude oil.

C.    Organizational Structure

Corporate Structure

ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the operational structure of the Company, including ArcelorMittal’s significant operating subsidiaries and not its legal or ownership structure.

The following table identifies each significant operating subsidiary of ArcelorMittal, including its registered office and ArcelorMittal’s percentage ownership thereof.

	NAFTA
	ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5Hamilton, Ontario, Canada	100.00%
	ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica no. 1-B, 60950, Cd. Lázaro Cárdenas, Michoacán, Mexico	100.00%
	ArcelorMittal USA LLC	1, South Dearborn, Chicago, IL 60603, USA	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
	ArcelorMittal Montreal Inc	4000, route des Aciéries, J0L 1C0, Contrecoeur, Québec, Canada	100.00%
	Brazil
	ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%
	Acindar Industria Argentina de Aceros S.A.	Leandro N. Alem 790 8° floor, Buenos Aires, Argentina	100.00%
	ArcelorMittal Point Lisas Ltd.	ISCOTT Complex, Mediterranean Drive, Point Lisas, Couva, Trinidad and Tobago	100.00%
	Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
	ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.70%
	ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
	Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
	Industeel France S.A.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1, D-15890 Eisenhüttenstadt, Brandenburg, Germany	100.00%
	ArcelorMittal Bremen GmbH	Carl-Benz Str. 30, D-28237 Bremen, Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Belval & Differdange S.A.	66, rue de Luxembourg, L-4221 Esch sur Alzette, Luxembourg	100.00%
	ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
	ArcelorMittal Gipúzkoa S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
	ArcelorMittal Ostrava a.s.	Vratimovska Str, 689, CZ-70702 Ostrava-Kunčice, Czech Republic	100.00%
	Société Nationale de Sidérurgie S.A.	Route Nationale no. 2, Km 18, BP 551, Al Aarroui, Morocco	32.43%[1]
	ArcelorMittal Duisburg GmbH	Vohwinkelstraße 107, D-47137 Duisburg, Germany	100.00%
	ArcelorMittal Warszawa S.p.z.o.o.	Ul. Kasprowicza 132, 01-949 Warszawa, Poland	100.00%
	ACIS
	ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, 1911, Vanderbijlpark, South Africa	52.02%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407, Karaganda Region, Temirtau, Republic of Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%
	ArcelorMittal International Luxembourg S.A.	19, avenue de la Liberté, L-2930 Luxembourg, Luxembourg	100.00%
	Mining
	ArcelorMittal Mines Canada Inc.	1801 McGill College, Suite 1400, Montreal, Québec, Canada H3A2N4	100.00%[2]
	Arcelormittal Liberia Ltd	14th Street, Tubman Blvd, Sinkor, Monrovia, Liberia	85.00%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region, Republic of Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

1	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, an entity controlled by ArcelorMittal.
2	ArcelorMittal Mines Canada Inc. holds an 85% interest in the joint venture partnerships.

Reportable Segments

ArcelorMittal reports its business in the following five reportable segments corresponding to continuing activities:

•         NAFTA;

•         Brazil;

•         Europe;

•         ACIS; and

•         Mining.

Within its corporate headquarters and, where appropriate, at the segment or regional management level there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

NAFTA produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. Flat product facilities are located at eight integrated and mini-mill sites located in three countries. Long products include wire rod, sections, rebar, billets, blooms and wire drawing. Long production facilities are located at 14 integrated and mini-mill sites located in six countries. In 2013, shipments from NAFTA totaled 22.5 million tonnes.

Brazil produces flat, long and tubular products. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products comprise sections, wire rod, bar and rebars, billets, blooms and wire drawing. In 2013, shipments from Brazil totaled 9.8 million tonnes.

Europe produces flat, long and tubular products. Flat products include hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. Flat product facilities are located at 14 integrated and mini-mill sites located in six countries. Long products include sections, wire rod, rebar, billets, blooms and wire drawing.  Long product facilities are located at 15 integrated and mini-mill sites in nine countries. In addition, Europe includes distribution solutions, which is primarily an in-house trading and distribution arm of ArcelorMittal and also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements. In 2013, shipments from Europe totaled 38.3 million tonnes.

ACIS produces a combination of flat, long and tubular products. It has six flat and long production facilities in three countries. In 2013, shipments from Asia, Africa and CIS totaled approximately 12.4 million tonnes, with shipments having been made worldwide.

Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal resources and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, the CIS and Africa. In 2013, iron ore and coal production from own mines and strategic contracts totaled approximately 70.1 million tonnes and 8.8 million tonnes, respectively.

D.    Property, Plant and Equipment

ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the five reportable segments described above in “Item 4.C—Information on the Company—Organizational Structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Item 4.B—Information on the Company—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8.A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Steel Production Facilities of ArcelorMittal

The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s operations:

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	59	34.4	24.9
	Sinter Plant	34	102.7	68
	Blast Furnace	60	97.4	66
	Basic Oxygen Furnace (including Tandem Furnace)	73	104.5	71.2
	DRI Plant	16	12.6	8.9
	Electric Arc Furnace	41	31.5	21.9
	Continuous Caster—Slabs	48	93.6	59.9
	Hot Rolling Mill	23	77.8	51.3
	Pickling Line	40	36.6	17.3
	Tandem Mill	38	42	26.6
	Annealing Line (continuous / batch)	57	22	10.4
	Skin Pass Mill	40	23.8	11.4
	Plate Mill	12	7.4	3.1
	Continuous Caster—Bloom / Billet	45	37.4	25.4
	Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	5.7
	Billet Rolling Mill	3	2.6	1.6
	Section Mill	27	14.3	9.2
	Bar Mill	28	10.2	6.7
	Wire Rod Mill	22	14	9.4
	Hot Dip Galvanizing Line	61	21.1	16
	Electro Galvanizing Line	13	2.7	1.5
	Tinplate Mill	17	3.6	2.1
	Tin Free Steel	1	0.3	0.1
	Color Coating Line	18	2.8	1.6
	Seamless Pipes	8	0.9	0.5
	Welded Pipes	59	3	1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

NAFTA

ArcelorMittal’s NAFTA segment has production facilities in North America, including the United States, Canada and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the NAFTA segment:

Production Locations-NAFTA

Unit	Country	Locations	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor (East and West)	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Gallatin	USA	Gallatin, KY	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long/ Wire Rod, Bars, Slabs
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long/ Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long/ Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long/ Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long/ Rebar
ArcelorMittal USA	USA	LaPlace, LA	Mini-mill	Long/ Sections
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long/ Sections
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Celaya	Integrated, and Downstream	Long/ Bar, Wire Rod
ArcelorMittal Tubular Products Brampton	Canada	Brampton	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products London	Canada	London	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Woodstock	Canada	Woodstock	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hamilton	Canada	Hamilton	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Shelby	USA	Shelby	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Marion	USA	Marion	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Monterrey	Mexico	Monterrey	Downstream	Pipes and Tubes

	Production Facilities-NAFTA

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	7	4.5	3.2
	Sinter Plant	3	4.4	2.3
	Blast Furnace	13	21.1	16
	Basic Oxygen Furnace	18	25.1	17.3
	DRI Plant	4	5.7	4.6
	Electric Arc Furnace	15	11.6	8.3
	Continuous Caster—Slabs	16	31	20.3
	Hot Rolling Mill	6	21.4	15.6
	Pickling Line	7	8.8	5.2
	Tandem Mill	8	11.6	8.6
	Annealing Line	14	6.5	3.8
	Skin Pass Mill	10	6.1	2.8
	Continuous Caster—Bloom / Billet	11	6.5	4.5
	Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.3
	Section Mill	1	0.5	0.3
	Bar Mill	8	3.1	2.2
	Wire Rod Mill	3	1.6	1.3
	Plate Mill	5	2.8	1.5
	Hot Dip Galvanizing Line	15	5.7	4.8
	Electro Galvanizing Line	1	0.4	0.3
	Tinplate Mill	3	0.8	0.6
	Tin Free Steel (TFS)	1	0.3	0.1
	Seamless Pipes	1	0.1	-
	Welded Pipes	17	0.8	0.4

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal USA

Steel Production Facilities

ArcelorMittal USA has 17 major production facilities, consisting of four integrated steel-making plants, one basic oxygen furnace/compact strip mill, six electric arc furnace plants (one of which produces flat products and five of which produce long products), four finishing plants, and two coke-making operations, one of which has been temporarily idled but is scheduled to begin production in April 2014. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint ventures that support these facilities, as well as railroad and transportation assets.

ArcelorMittal USA’s operations include both flat carbon and long carbon production facilities. ArcelorMittal USA’s flat operations are as follows:

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor, Cleveland and Riverdale which has the basic oxygen furnace/compact strip mill. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. The two stand-alone coke plants are located in Warren and Monessen. The Monessen coke plant has been temporarily idled since May 2009 but is scheduled to begin production in April 2014.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 5.3 million tonnes of crude steel in 2013.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for good shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include a coke plant, a sinter plant, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line and a plate mill facility. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 4.4 million tonnes of crude steel in 2013.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with good access to Port of Cleveland and Great Lakes shipping, as well as good highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, four basic oxygen furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. ArcelorMittal’s second steel producing facility in Cleveland, which was idled in September 2008, began production again in May 2012. Cleveland produced 2.8 million tonnes of crude steel in 2013.

Riverdale is located near the Indiana border in Riverdale, Illinois, south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by good highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.7 million tonnes of crude steel in 2013.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discrete plate products for use in infrastructure, chemical process, and shipbuilding applications. Coatesville produced 0.6 million tonnes of crude steel in 2013. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively.

ArcelorMittal USA, through various subsidiaries, owns interests in joint ventures, including (i) ArcelorMittal Tek, (60% interest), a cold-rolling mill on 200 acres of land (which it wholly owns) near New Carlisle, Indiana with a 1.7 million tonne annual production capacity; (ii) ArcelorMittal Kote (50% interest), a steel galvanizing facility on 25 acres of land located adjacent to the ArcelorMittal Tek site, which it wholly owns and which has a one million tonne annual production capacity; (iii) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume steel  near Jackson, Mississippi with a 287,000 tonnes annual production capability, (iv) PCI Associates, (50% interest) a pulverized coal injection facility located within Indiana Harbor West; and (v) Hibbing Taconite Company, which is described under “Mining” below. ArcelorMittal USA also owns several short-line railroads that transport materials among its facilities, as well as raw material assets (including iron ore). It also has research and development facilities in East Chicago, Indiana.

ArcelorMittal USA has two stand-alone coke plants, in addition to Burns Harbor’s coke plant, that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ capacity coke needs. Warren is located in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. ArcelorMittal Monessen Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke; it has been temporarily idled since May 2009 but is scheduled to begin production in April 2014.

ArcelorMittal USA’s long carbon production facilities consist of the following plants:

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, a continuous billet caster and a bar mill. In 2013, the Indiana Harbor bars facility produced 0.2 million tonnes of crude steel.

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets and machinery equipment. Principal facilities consist of an electric arc furnace with an annual production capacity of around 1 million tonnes, a vacuum degasser, a bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2013, the Steelton facility produced 0.4 million tonnes of crude steel.

 ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnace with an annual production capacity of 0.5 million tonnes, one ladle furnace, a billet caster and a wire rod rolling mill. In 2013, the Georgetown facility produced 0.3 million tonnes of crude steel.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 0.3 million tonnes of liquid steel and 0.2 million tonnes  of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2013, the Vinton facility produced 0.2 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana. The facilities in LaPlace consist of one electric arc furnace with an annual production capacity of 0.6 million tonnes, two continuous casters and a rolling mill. In 2013, the LaPlace facilities produced 0.4 million tonnes of crude steel. The Harriman bar mill which has been idle since 2011 is expected to restart in 2014. The plant is located in Tennessee and has a designed capacity of 0.3 million tonnes and produces small merchant bar quality and rebar.

ArcelorMittal Lázaro Cárdenas

ArcelorMittal Lázaro Cárdenas (“AMLC”) is the largest steel producer in Mexico. AMLC operates a pelletizer plant, two direct reduced iron plants, electric arc furnace-based steel-making plants and continuous casting facilities. AMLC has advanced secondary metallurgical capabilities, including ladle furnaces refining, vacuum degassing and Ruhrstahl-Heraeus (RH) processes with calcium and aluminum injections, permitting the production of higher quality slabs that are used in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. AMLC utilizes direct reduced iron as its primary metallic input for virtually all of its production.

AMLC’s production facilities are located on approximately 4.4 square kilometers adjacent to a major deep-water port in Lázaro Cárdenas in Michoacán State, México, through which most of its slabs are shipped for export and its raw materials are received.

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high strength low alloy grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2013, AMLC produced 2.3 million tonnes of crude steel.

ArcelorMittal Dofasco

ArcelorMittal Dofasco Inc. (Dofasco) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Its products include hot-rolled, cold rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets. Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant. Products produced by Dofasco and its joint ventures and subsidiaries include: hot- and cold- rolled steels; galvanized, Extragal® and Galvalume steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three coke plants comprising six batteries, three blast furnaces, one basic oxygen steel-making plant, one twin shell electric arc furnace, two ladle metallurgy stations associated with steel-making, one two–strand slab caster and a single-strand slab caster, a hot strip rolling mill, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous stand-alone pickle line, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, one continuous annealing line, 84 conventional and 40 high hydrogen bases for batch annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal™ steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 3.8 million tonnes of crude steel in 2013.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2013, ArcelorMittal Montreal produced 1.9 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offerings.

ArcelorMittal Montreal’s main operations include the semi-integrated Contrecoeur East site with two DRI plants, one steel plant operating two electric arc furnaces and a rod mill. It is the only site in Canada to make steel with self-manufactured DRI. The Contrecoeur East site has the flexibility in metallic management and it can use either DRI or scrap, depending on their respective economies. The Contrecoeur West mini-mill site operates one steel plant with one electric arc furnace, a first bar mill on site, and a second bar mill in Longueuil, near Montreal.  Its steel production is made out of recycled scrap.  ArcelorMittal Montreal is also engaged in further downstream production with two wire drawing mills, one in the Montreal area and one in Hamilton, Ontario.

ArcelorMittal Montreal produces a wide range of products with a focus on niche and value-added products. These products include wire rods, wire products and bars primarily sold in Canada and the United States. ArcelorMittal Montreal principally serves the automotive, appliance, transportation, machinery and construction industries. The Contrecoeur East site also produces slabs that are resold within ArcelorMittal.

ArcelorMittal Montreal owns Bakermet, a scrap recycling business located in Ottawa, Ontario, and also owns interests in Dietcher, a scrap processing business located in Montreal. These are an important source of scrap supply.

ArcelorMittal Las Truchas

ArcelorMittal Las Truchas is an integrated maker of long steel products, with one of the largest single rebar and wire rod production facilities in Mexico. ArcelorMittal Las Truchas is one of the largest exporters of rebar and wire rod in Mexico. Its main facility is located in Lázaro Cárdenas, Mexico.

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this sense for its production needs. Its iron ore mines (described under “—Mining” below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.7 million tonnes of crude steel capacity. In 2013, ArcelorMittal Las Truchas produced 1.6 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces converters, three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

ArcelorMittal Las Truchas’s other industrial facilities are in Córdoba, Celaya and Tultitlán. The Celaya rolling mill, strategically located in the geographic center of Mexico, produces rebars by using billets from ArcelorMittal Las Truchas. Its annual rebar production capacity is 500,000 tonnes. The Cordoba facility (electric arc furnace for liquid steel and billet caster) and the Tultitlan rolling mill have been idled since 2009. Tultitlán’s location, near Mexico City, allows it to function as a service and distribution center supplying rebars to central Mexico.

Additionally, NAFTA includes tubular production facilities. The main ones are listed below:

ArcelorMittal Tubular Products Monterrey

Located in Monterrey, Mexico, ArcelorMittal Tubular Products Monterrey (“Monterrey”) produces tubes for automotive and mechanical customers.  In addition, it provides slitting and warehousing of flat rolled coils and various cutting and fabricating services to produce tubes tailored to customers’ requirements. Monterrey currently has the capacity to produce in its three mills 0.14 million tonnes, of tubes ranging in size from 0.05 inches to 2.5 inches and from 1 7/8 inches to 6 7/8 inches. Monterrey has begun to supply dual phase tubing for specialized automotive applications. The primary source of supply of flat rolled coils is ArcelorMittal mills in North America. In 2013, Monterrey produced 0.06 million tonnes for sale mainly in Mexico.

ArcelorMittal Tubular Products Shelby

Located in Shelby, Ohio, ArcelorMittal Tubular Products Shelby (“Shelby”) is the market leader in the high value added DOM tubing in North America. With a production (rolling) capacity of 0.24 million tonnes, Shelby produces DOM tubes as well as direct welded tubes and seamless tubes for sale to industrial and automotive customers in North America. Shelby has the capability to produce DOM tubes in the size range of 20 millimeters to 318 millimeters, welded tubes in the size range of 50 millimeters to 305 millimeters and seamless tubes in the range of 53 millimeters to 171 millimeters. In 2013, Shelby produced 0.19 million tonnes for sale mainly within North America.

Brazil

ArcelorMittal’s Brazil segment has production facilities in South America, including Brazil, Argentina, Costa Rica and Trinidad. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Brazil segment:

Production Locations-Brazil

Unit	Country	Locations	Type of Plant	Products
Sol	Brazil	Vitoria	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long/ Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long/ Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long/ Wire Rod, Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica	Mini-mill	Long/ Bar, Wire Rod
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	Downstream	Long/ Wire Rod
Unicon	Venezuela	Barquisimeto, Matanzas, La Victoria	Downstream	Pipes and Tubes

	Production Facilities-Brazil

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	2	3.3	2.2
	Sinter Plant	2	8.3	6.8
	Blast Furnace	6	8.7	6
	Basic Oxygen Furnace	4	8.8	5.5
	DRI Plant	4	4.5	2.8
	Electric Arc Furnace	8	5.6	4.7
	Continuous Caster—Slabs	3	7.2	4.5
	Hot Rolling Mill	1	4	3.7
	Pickling Line	2	1.3	1.4
	Tandem Mill	1	1.3	1.4
	Annealing Line	2	0.4	0.5
	Skin Pass Mill	3	1.9	1.8
	Continuous Caster—Bloom / Billet	8	6.5	5.5
	Section Mill	3	0.5	0.4
	Bar Mill	8	2.2	1.8
	Wire Rod Mill	5	3.7	3
	Hot Dip Galvanizing Line	6	0.8	0.9
	Electro Galvanizing Line	2	0.1	-
	Welded Pipes	19	1	0.2

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production  numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Brazil

ArcelorMittal  Brasil includes the flat carbon production facility of ArcelorMittal Tubarão (“AMT”)and long carbon production facilities.

AMT has two major production facilities: the Tubarão integrated steel making facility, located in Espírito Santo state, Brazil and the Vega finishing complex, located at São Francisco do Sul, in Santa Catarina state, Brazil. The Tubarão integrated steel mill produces merchant slabs, and hot-rolled coils while ArcelorMittal Vega produces cold-rolled coil and galvanized steel, to be used primarily by the automotive industry and, to a lesser degree, for household appliances, construction, pipe and coil formed shapes industries.

The Tubarão complex is strategically located and has infrastructure that includes a well-equipped road and railway system, as well as a port complex and the Praia Mole Marine Terminal. The Vega facility uses the port of São Francisco do Sul to receive hot-rolled coil, its main raw material, from Tubarão. Tubarão plant covers an area of approximately 13.7 square kilometers.

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, the Sol coke plant, consisting of four batteries (heat recovery process), a sinter plant, three blast furnaces, a steel-making shop consisting of three basic oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art cold mill and two hot dip galvanizing lines. AMT produced 4.5 million tonnes of crude steel in 2013.

With respect to long products, ArcelorMittal Brasil (together with its subsidiaries, including Laminadora Costarricense and Trefileria Colima in Costa Rica) is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales. ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), three mini-mills (the Juiz de Fora, Piracicaba and Cariacica plants—Brazil), one rerolling plant (Itaúna), nine wire plants and three plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Bioflorestas, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. ArcelorMittal Brasil covers an area of approximately 1.322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity for long carbon operations is 3.8 million tonnes. In 2013, it produced 3.5 million tonnes of crude steel and a total of 3.6 million tonnes of rolled products, of which 0.6 million tonnes were processed to manufacture wire products.

ArcelorMittal Brasil’s long-rolled products are principally directed at the civil construction and industrial manufacturing sectors. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products for the industrial manufacturing sector consist principally of bars and wire rods. A portion of the wire rods produced is further used by ArcelorMittal Brasil to produce wire products such as barbed and oval  wire, urban fencing, pre-stressed concrete, galvanizing wire, staple wire, welding wire, steel wool, mechanical spring, cold rolled, energy, upholstery spring, pulp bailing, fasteners and steel cords. In addition, ArcelorMittal Brasil uses wire rods (mostly low carbon wire rods) to manufacture transformed steel products that are sold to construction companies, as well as drawn bars for the automotive industry.

ArcelorMittal Brasil’s wire steel products are value-added products with higher margins and are manufactured by the cold drawing of low-carbon and high-carbon wire rods into various shapes and sizes. ArcelorMittal Brasil’s subsidiary BBA— Belgo Bekaert Arames Ltda. and the wire steel division of Acindar manufacture wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and oval wire, urban fencing, pre-stressed concrete, galvanizing wire, staple wire, welding wire, steel wool, mechanical spring, cold rolled, energy, upholstery spring, pulp bailing and fasteners. Wire products produced by ArcelorMittal Brasil’s subsidiary BMB—Belgo-Mineira Bekaert Artefatos de Arame Ltda., consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses.

ArcelorMittal Brasil’s transformed steel products are produced mainly by the cold drawing of low-carbon wire rods. ArcelorMittal Brasil’s transformed steel products for the civil construction sector include welded mesh, trusses, pre-stressed wire, annealed wire and nails. ArcelorMittal Brasil also processes wire rods to produce drawn bars at its Sabará facility.

Acindar

Acindar is the largest long steel maker in Argentina and holds almost 60% of market share. The main facilities are located in Villa Constitution, in the Santa Fe Province.  These facilities are fully vertically integrated and include a direct reduction plant, a melt shop (with three electric arc furnaces, two ladle furnaces and continuous casting), two rolling mills, a drawing mill and construction service facilities. The Villa Constitución plant covers an area of approximately 2.8 square kilometers.  In addition to the Villa Constitución facilities, Acindar has another three rolling plants (Navarro, Bonelli and Fenicsa plants), a nail plant and two electro-welded meshes facilities in San Luis Province besides another drawing mill in Buenos Aires. A new rolling mill (Huatian) is expected to be operational in 2016 with an objective to reduce current rolling mills product complexity and cut production costs.

In 2013, Acindar produced 1.4 million tonnes of crude steel. Acindar produces and distributes products to meet the needs of the industrial, the agricultural and the construction area, and exports mainly to the South American market. It produces more than 200 product lines distributed over the following main segments: rebars, armours, meshes, nails, preassembled and welded cages, square & round bars, flat bars, sections, piles, wire rod, drawn bars, barbed wire, chain link fence, galvanized wires, wire for mattresses and springs among others products. Acindar has an in-house distribution network that can also service end-users and currently represents approximately 35% of the sales volume.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is one of the largest steelmakers in the Caribbean. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2013, ArcelorMittal Point Lisas produced 0.6 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2013, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America and the Caribbean. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron. It also sells billets in the domestic and export markets.

Unicon

Unicon is a tubular production facility and is spread over three locations in Venezuela with a total built-up area of over 435,000 square meters. With an installed capacity of close to one million tonnes of welded tubes, Unicon is the leader in Venezuela in the production of 60 millimeter to 330 millimeter welded tubes for use in oil and gas, drilling and transportation as well as the construction industry. In 2013, Unicon produced 0.16 million tonnes, as the production was  constrained by CLA labor negotiations, a one-month government intervention and limits on the availability of hot rolled coils within Venezuela.

Europe

ArcelorMittal’s Europe segment has production facilities in Western Europe, Eastern Europe and North Africa including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia, Czech Republic, Morocco, Bosnia and Herzegovina and Algeria. Additionally, ArcelorMittal Europe holds the in-house trading and distribution facilities, described below as Distribution Solutions.

The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Europe segment:

Production Locations-Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Gent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated and Downstream	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri, Lesaka	Integrated and Downstream	Flat, Long
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzow, Sosnowiec, Zdzieszowice	Integrated and Downstream	Flat, Long, Coke/ Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange	Downstream	Flat
ArcelorMittal Frydek – Mistek	Czech Republic	Ostrava	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France, Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing, Dunkirk	Mini-mill and Downstream	Flat
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Flat, Long
ArcelorMittal Annaba	Algeria	Annaba	Integrated	Flat, Long, Pipes and Tubes/ Wire Rod, Rebars, Flat/Hot Rolled Coils, Galvanized Coils, Cold Rolled Coils, Seamless Pipes
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	Mini-mill	Long/ Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long/ Sections, Rails, Rebars, Bars & Special Sections
ArcelorMittal España	Spain	Gijón	Downstream	Long/ Rails, Wire Rod
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long/ Sections, Wire Rod, Bar
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long/ Light Bars & Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long/ Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long/ Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long/ Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Integrated	Long/ Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long/ Sections
Sonasid	Morocco	Nador, Jorf Lasfar	Mini-mill	Long/ Wire Rod, Bars, Rebars in Coil
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long/ Wire Rod, Bars
ArcelorMittal Tubular Products Galati SRL	Romania	Galati	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Roman SA	Romania	Roman	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Iasi SA	Romania	Iasi	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Ostrava a.s.	Czech Republic	Ostrava	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Karvina a.s.	Czech Republic	Karvina	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Kraków	Poland	Krakow	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Hautmont	France	Hautmont	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Vitry	France	Vitry	Downstream	Pipes and Tubes
ArcelorMittal Tubular Products Chevillon	France	Chevillon	Downstream	Pipes and Tubes

	Production Facilities-Europe

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	28	16.8	14.1
	Sinter Plant	20	64.5	40.1
	Blast Furnace	29	47.5	31.5
	Basic Oxygen Furnace (including Tandem Furnace)	35	51	35.2
	DRI Plant	1	0.7	0.5
	Electric Arc Furnace	16	12.5	7.5
	Continuous Caster—Slabs	23	44.2	29.4
	Hot Rolling Mill	13	43	26.6
	Pickling Line	27	21.9	8.4
	Tandem Mill	25	25.4	14.5
	Annealing Line (continous/batch)	32	11.9	5.6
	Skin Pass Mill	18	10.8	4.5
	Plate Mill	6	4	1.4
	Continuous Caster—Bloom / Billet	22	19.3	12.3
	Billet Rolling Mill	2	1.1	0.6
	Section Mill	14	8.6	4.9
	Bar Mill	9	3.9	2
	Wire Rod Mill	10	6	3.4
	Hot Dip Galvanizing Line	35	13.2	9.3
	Electro Galvanizing Line	9	2.1	1.1
	Tinplate Mill	9	2	1.3
	Color Coating Line	16	2.6	1.5
	Seamless Pipes	5	0.7	0.3
	Welded Pipes	20	1	0.4

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with 3.3 million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.1 million tonnes of crude steel in 2013.

ArcelorMittal Bremen has primary and finishing facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one ladle furnace (started in 2013), one vacuum degassing line, one continuous slab caster and one hot strip mill for the primary facility. As a result of the acquisition of the Prosper coke plant from RAG AG, a German coal producer, on June 1, 2011, ArcelorMittal Bremen now also has a coke making facility of 2.0 million tonnes located in Bottrop. The finishing plant has one pickling line coupled to a four-stand tandem mill, a batch annealing and temper mill, and three hot dip galvanizing lines one of which is located in Tallinn and has been idled on a long-term basis since November 2012. ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.7 million tonnes of crude steel. In 2013, ArcelorMittal Atlantique produced 6.3 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen converters, one ladle treatment, two RH vacuum degassers, three continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line which has been idled on a long-term basis since May 2010. Desvres has one hot dip galvanizing line.

ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized, and color-coated coils.  ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

On October 1, 2012, ArcelorMittal Atlantique et Lorraine announced its intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012. After this period, ArcelorMittal and the French government reached an agreement which resulted in idling of the liquid phase without any dismantling for six years. The Company also expressed its commitment to the French government that it would invest €180 million in the Florange site over the next five years, maintain the packaging activity in Florange for at least five years, reorganize the activity of Florange site only by voluntary social measures for workers and launch an R&D program to continue to develop the blast furnace top gas recycling technology.

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. The Florange site has a total annual production capacity of 2.4 million tonnes of hot-rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for certain packaging facilities. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plants, two blast furnaces, a steel-making division with two bottom blowing basic oxygen converters, a ladle furnace and tank degasser facilities, one continuous slab caster and a hot strip mill for the primary portion.  The liquid phase of Florange has been idled since October 2011. Florange is being supplied with slabs from  Dunkirk. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, pickling and tandem mill for packaging, two continuous annealing lines, a batch annealing and two temper mills, two tinplate mills, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The site of Basse-Indre covers an area of 0.6 square kilometers and is specialized in packaging activities.  It has one pickling line, one cold rolling mill, a batch annealing, one continuous annealing line, one temper mill and two tinning lines.

The sites of Florange, Mouzon and Basse-Indre produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic-coated material, tinplate, draw wall ironed tin plate (DWI) and tin free steel. Certain of its products are designed for the automotive market, such as Ultragal®, Extragal®, GalfanTM, Usibor® (hot dip), while others are designed for the appliances market, such as Solfer® (cold-rolled) for enameling applications. Approximately 86% of the sites’ total production supplies the French and EU markets.

ArcelorMittal Eisenhüttenstadt

ArcelorMittal Eisenhüttenstadt is situated on the Oder River near the German-Polish border, 110 kilometers southeast of Berlin, and covers an area of approximately 8.8 square kilometers. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant with two blast furnaces, one sinter plant, two basic oxygen converters, two continuous casters (slab and bloom), a hot strip mill with a coil box and a cold rolling mill with capacities for the production of cold-rolled coils, hot dip galvanizing and organic coating products and facilities for cutting and slitting. A small blast furnace with approximately 0.5 million tonnes of capacity has been temporarily idled since November 2011 due to weak market demand.

In 2013, ArcelorMittal Eisenhüttenstadt produced 2 million tonnes of crude steel. Its annual production capacity is 2.8 million tonnes of crude steel. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España includes both flat carbon and long carbon production facilities.

ArcelorMittal España’s flat carbon facilities consists of four facilities, Avilés, Gijón, Etxebarri and Lesaka. The Avilés and Gijón facilities, which are by far the largest, are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. These two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2013, ArcelorMittal España’s flat carbon operations produced 3.5 million tonnes of crude steel.

The facilities are also connected by rail to the region’s two main ports, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to the steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities, to other units of the Group and to ArcelorMittal España’s customers.

ArcelorMittal España is connected to the other ArcelorMittal facilities in Spain by the wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities directly to the ArcelorMittal Sagunto plant, which it supplies with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electro galvanized sheet.

ArcelorMittal España operates one coking plant (the Gijon coke plant is idled), two sinter plants, two blast furnaces and two steel plants—one in Avilés for flat products, with two continuous casters slab, and another one in Gijón for long products, with two casters for blooms and billets, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include one pickling line, two five-stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line. ArcelorMittal España includes coating facilities in Lesaka and Legasa and also packaging facilities in Etxebarri.

ArcelorMittal España’s long carbon production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two basic oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2013, the Asturias steel plant produced 0.7 million tonnes of crude steel. In 2012, Gijon successfully completed its new project of head hardening, a high added value rails where production reached 45.8 thousand tonnes during 2013. ArcelorMittal España production is primarily sold to the railway, automotive and construction industries.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of (i) one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen converters, two continuous slab casters, one hot strip mill and one pickling line in Fos-sur-Mer; and (ii) one pickling line, one cold rolling mill and two continuous annealing lines (one of which started in 2013 aiming at capturing high grade products market and increasing capacity of the mill) in Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 3.9 million tonnes of crude steel in 2013.

ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as the construction, home appliance, packaging, pipe and tube, engine and office material industries. The Saint-Chély plant produces electrical steel (with up to 3.2 % silicon content), mainly for electrical motors. About 60% of its products are shipped from a private wharf, in part through a shuttle system. 30% of its products are shipped by rail, with the remaining amount transported by truck.

ArcelorMittal Belgium

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium.

ArcelorMittal Gent

ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Gent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal  is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 4.7 million tonnes of crude steel. In 2013, ArcelorMittal Gent produced 4.7 million tonnes of crude steel. The ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electro galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

ArcelorMittal Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, two basic oxygen converters, two RH vacuum degassers, two continuous slab casters, one hot strip mill,  two coupled pickling and rolling mills, one pickling line for pickled and oiled products, batch annealing furnaces, one continuous annealing line, two temper rolling mills, three inspection lines, three hot dip galvanizing lines, one electrozinc coating line and two organic coating lines.

ArcelorMittal Gent produces flat steel products with high-added value. A significant part of the production is coated, either by hot dip galvanizing, electro galvanizing or organic coating. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction.

ArcelorMittal Liège

The primary facilities of ArcelorMittal Liège upstream are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes a coke plant, a sinter plant and two blast furnaces and the Chertal plant, which includes a steel shop with three basic oxygen converters, a ladle metallurgy with RH vacuum treatment, two continuous caster machines (a double strand and a single strand) and a hot strip mill.

The finishing facilities of ArcelorMittal Liège located south of Liège consist of a coupled pickling rolling mill line and a pickling line and a five-stand tandem mill (located in Tilleur), batch annealing furnaces and two continuous annealing lines (located in Jemeppe and Tilleur), two temper mills (located in Jemeppe and Tilleur), four hot dip galvanizing lines (out of which one is a combiline with organic coating) and two organic coating lines (located in the Flemalle/Ramet area) as well as three electro galvanizing lines (located in Marchin) and one tinning line (located in Tilleur).

On October 14, 2011, the Company announced its intention to close the primary ArcelorMittal Liège upstream facilities, which had been idled since August 2011. In October 2012, the Company confirmed its final decision to close two blast furnaces, a sinter plant, steel shop and continuous casters in Liège, Belgium following a 12 month consultation process.

On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanizing lines 4 and 5 in Flemalle and (iv) electro galvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe.

On December 7, 2013, ArcelorMittal Liège agreed the terms of a social plan with the unions following a five-year agreement on the industrial plan for downstream activities at ArcelorMittal Liège finalized with the unions on September 30, 2013. Pursuant to the agreed industrial plan, six lines will be maintained: five strategic lines and the hot-dip galvanizing line 5.  ArcelorMittal Liège’s remaining cold phase lines and the liquid phase assets will be mothballed (except for blast furnace number six, which will be dismantled). ArcelorMittal also confirmed its commitment to a €138 million investment program. ArcelorMittal also confirmed that R&D work will continue in Liège.

ArcelorMittal Piombino

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic-coated steel products. It operates one hot dip galvanizing  line, and two organic coating lines, one of which is located in Avellino, and has one pickling line, a full continuous four-stand tandem mill, and  hot dip galvanizing line idled at the moment.  ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold-rolled products plant. Dudelange operates two hot dip-coating lines, producing Alusi® and Aluzinc®, and two electro galvanizing lines for automotive appliances and industries.

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of 1.8 million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous five stands tandem mill, H2 and HNX batch annealing, a temper mill, an electro galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant. ArcelorMittal Sagunto covers an area of 0.3 square kilometers.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces (one of which has been temporarily idled since October 2011 due to weak market demand), two continuous slab casters, one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 0.7 million tonnes of crude steel in 2013,

ArcelorMittal Sestao is a major supplier of hot-rolled, pickled and oiled coils to the Spanish market. Its range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistance and floor plates. The compact steel production equipment, including a seven-stand hot rolling mill, enables ArcelorMittal Sestao to supply low thickness hot-rolled coil down to 1.0 millimeter. Sales outside Spain represent 23% of total shipments, most of them in Western Europe.

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”) in Le Creusot, France; Industeel Loire (“IL”) in Chateauneuf, France; Euroform in Saint-Chamond, France; ArcelorMittal Ringmill in Seraing, Belgium; Industeel Dunkerque in Dunkirk, France. Industeel also owns an R&D center in Le Creusot, France.

IB, IC and IL are heavy plate mills. Each plant is fully-integrated, including melt shop and finishing facilities. IB and IC are designed to produce special steel plates, ranging from 5 to 150 millimeters in thickness, including stainless steel products, while IL is dedicated to extra heavy gauge products, ranging from 120 to 900 millimeters in thickness, in alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from IL. The R&D center is fully dedicated to special plate products development. ArcelorMittal Ringmill produces rings on a circular rolling mill.

Industeel’s principal facilities consist of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, one circular rolling mill and heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.3 million tonnes in 2013, including 0.03 million tonnes of semi-finished products.

Industeel’s main product segments are stainless steel, pressure vessels steel, wear-resistant steel, cryogenics steel, mold steel, high-strength steel, jack-up rig elements, protection steel, clad plates, tool steel for oil and gas, chemistry and petrochemistry, assembly industries, process industries and construction inside and outside of Europe. The ringmill products are predominantly used in the wind turbine market.

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.0 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec, Swiętochłowice, Chorzow and Zdzieszowice in Poland. ArcelorMittal Poland’s Zdzieszowice Coke Plant produces and supplies coke to ArcelorMittal subsidiaries and third parties. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice, Chorzow and Zdzieszowice production plants cover areas of 13.3, 15.4, 0.5, 0.8, 0.1 and 2.1 square kilometers, respectively. ArcelorMittal Poland also has interests in a number of companies.

ArcelorMittal Poland produces coke and a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled coils, sheets and strips, cold rolled coils, sheets and strips, galvanized coils and  sheets, wire-rods, and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, one sinter plant in Dabrowa Gornicza and one in  Krakow  which has been temporary idled since  July 2012, four blast furnaces (three of which are operational), six basic oxygen furnaces, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, five section mills, four of which are operational, two galvanizing lines, two color coating lines, one wire rod mill, one cold rolling mill for narrow strips. ArcelorMittal Poland produced 4.4 million tonnes of crude steel in 2013.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include two sintering plants, three blast furnaces (two of which are operational), three basic oxygen converters, three continuous slab casters, two heavy plate mills, one hot strip mill, one cold rolling mill and one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2013 crude steel production of ArcelorMittal Galati was 1.9 million tonnes which are sold as plates, hot-rolled coils, cold rolled coils and galvanized products for the Romanian, Turkish, Balkan and European markets.

The share sales purchase agreement for the facility concluded between Mittal Steel Holdings AG (predecessor of ArcelorMittal Holdings AG) and the Romanian privatization body provided for certain capital expenditures to be made by ArcelorMittal Holdings AG in ArcelorMittal Galati plant. Following the completion in 2011 of a $351 million capital expenditure program as provided under the terms of the purchase agreement for the facility, the major shareholder of ArcelorMittal Galati believes that it has no additional capital expenditure commitment. The original capital expenditure commitment was secured by a pledge of a portion of ArcelorMittal Galati shares. These shares remain pledged pending resolution of an ongoing arbitration with The State Authority for Assets Administration Romania as regards the investments commitment in certain projects.

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two basic oxygen converters, one blooms caster, a billet caster and a billet mill. The Hochfeld facility is a wire rod mill. The two plants cover an area of 1.9 square kilometers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which was renewed in 2007. This agreement is valid until 2027 with an option to renew for five additional years.

ArcelorMittal Duisburg produced 1.2 million tonnes of crude steel in 2013. Duisburg’s production is mainly sold in the European market primarily to automotive, railway and engineering customers.

In 2013, Duisburg completed the commissioning of a new wire rod mill in Ruhrort, with a capacity of 0.6 million tonnes.

ArcelorMittal Hamburg

ArcelorMittal Hamburg’s production facilities include one DRI production facility (MIDREX), one electric arc furnace, one billet caster, one wire rod mill and one stretching plant. Hamburg covers a leased area of approximately 0.6 square kilometers. ArcelorMittal Hamburg produced 1 million tonnes of crude steel in 2013. Hamburg’s production is mainly sold in the European market, primarily to automotive and engineering customers.

ArcelorMittal Gandrange

Arcelormittal Gandrange is located in France. The Gandrange facilities include a bar/wire rod mill (LCB) and a wire rod mill (STFS) located in Schifflange. The Gandrange site covers 2.8 square kilometers, while the Schifflange site covers 0.03 square kilometers.

In 2009, the electric arc furnace and the billet mill were closed permanently in the Gandrange site. In 2009, the LCB mill was transformed to broaden its product range. In 2012, LCB finalized the revamping of its conditioning line in order to increase its productivity and reliability.

The LCB mill produces mainly alloyed bars and wire rod. Its production is mainly sold in the European market, primarily to forgers and the wire drawing industry.

From late 2011, the Schifflange wire rod mill operated at a lower level in response to reduced market demand; at the time low production volumes represented only 10% of the rolling mill’s capacity. As a consequence, Schifflange Wire Rod Mill was indefinitely idled in January 2013.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is 100% owned by the Group. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces (of which BF2 and BF3 are currently operational), four open hearth tandem furnaces, (currently three furnaces in operation), three continuous casters, one hot strip mill, two section mills and one wire rod mill. In 2013, ArcelorMittal Ostrava produced 1.9 million tonnes of crude steel.

ArcelorMittal Ostrava produces long and flat products. Approximately 51% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products to end-users primarily in the engineering and construction industries, as well as to small-lot resellers.

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Frydek-Mistek a.s. (previously known as Valcovny Plechu a.s.), ArcelorMittal Tubular Products Ostrava a.s., ArcelorMittal Tubular Product Karvina, ArcelorMittal Distribution Solution Czech Republic s.r.o., which are all wholly-owned.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Belval and Differdange, Luxembourg. ArcelorMittal Belval & Differdange’s principal production facilities are two electric arc furnaces, two continuous casters, two long section rolling mills and one sheet piles rolling mill. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers.

During 2013, ArcelorMittal Belval revamped the furnace shell of its electric arc furnace.

ArcelorMittal Belval & Differdange produced 2.1 million tonnes of crude steel in 2013. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles. Its production is sold to the local European construction market as well as for export.

ArcelorMittal Rodange & Schifflange

ArcelorMittal Rodange & Schifflange facilities are located in Rodange and Schifflange, Luxembourg. It has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange. The Rodange plant covers an area of approximately 0.5 square kilometers and the Schifflange plant covers an area of approximately 0.4 square kilometers.

In March 2012, due to continuing weakness in the construction market in Western Europe and the lack of any sign of a meaningful recovery, ArcelorMittal Rodange & Schifflange extended the idling of its electric arc furnace and continuous caster in Schifflange for an indefinite period of time (which idling continued in 2013). The Rodange rolling mills also operated at a lower level during 2013.

ArcelorMittal Rodange & Schifflange produced 135,000 tonnes of finished products in 2013. Its products are primarily sold to the construction and railways industries with considerable volumes sold for export.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland. Its plant includes an electric arc furnace with vacuum degassing system, a continuous caster, one modern rolling mill producing special quality bars and rebars, and one finishing line for special quality bars. The unit covers an area of approximately 2.7 square kilometers.

ArcelorMittal Warszawa produced 0.6 million tonnes of crude steel in 2013. ArcelorMittal Warszawa produces bars and rebars bars sold to the local European construction and mechanical engineering markets.

ArcelorMittal Gipuzkoa

ArcelorMittal Gipuzkoa results from the 2009 merger of ArcelorMittal Olaberría and ArcelorMittal Bergara and Zumárraga.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a sections rolling mill. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.8 million tonnes of crude steel in 2013. The Olaberría facility’s production is sold to the local construction market as well as for export.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. Its plants cover an area of 0.2 square kilometers. Since the second half of 2009, the electric arc furnace and the continuous caster have been cold idled. The Bergara facilities produced 0.3 million tonnes of finished products in 2013. The Bergara facility’s production is sold primarily to the local European construction market.

The Zumárraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. Its plants cover an area of 0.429 square kilometers. The Zumárraga facilities produced 0.5 million tonnes of crude steel in 2013. The Zummaraga facility’s production is primarily sold to the construction markets as well as the forging, and mechanical engineering markets.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills producing rebars and merchant bars. Its plants cover an area of 0.2 square kilometers. In 2013, ArcelorMittal Zaragoza produced 0.5 million tonnes of crude steel. ArcelorMittal Zaragoza’s production is primarily sold to the local European and Maghreb construction markets.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 2.91 square kilometers. Its principal production facilities are coke oven batteries, sinter plant, an electric arc furnace, a blast furnace, basic oxygen converter, a continuous caster, an ingot caster, two rolling mills, a forge shop and a power plant. In 2013, ArcelorMittal Zenica produced 0.7 million tonnes of crude steel.

ArcelorMittal Zenica produces long and forged products. ArcelorMittal Zenica’s production is primarily sold to the Balkan and European markets. ArcelorMittal Zenica sells most of its production directly to end users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Annaba

ArcelorMittal Annaba, which covers an area of approximately 9.9 square kilometers, is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at the nearby port of Annaba, located approximately 12 kilometers from ArcelorMittal Annaba’s steel-producing operations. The port facilities handle exports of steel products and imports of raw materials.

ArcelorMittal Annaba’s production facilities consist of two sinter plants, two blast furnaces (one of which is operational), two basic oxygen converters, five continuous casters (three billet casters and two slab casters), a hot-strip mill, a flat cold rolling mill, a hot dip galvanizing mill, a rebar and wire rod mill and a seamless tube mill. In 2013, ArcelorMittal Annaba produced 0.3 million tonnes of crude steel.

ArcelorMittal Annaba produces both long and flat products. Its production is primarily sold to the domestic Algerian market. Annaba sells most of its production to the construction, engineering, packaging and petrochemical industries.

In December 2013, following the sale of a controlling stake in ArcelorMittal Annaba in the framework of a strategic partnership agreed in October 2013 with Sider, an Algerian state-owned company, that will, among other things, lead to an increase in Annaba’s steel production capacity from 1 million to 2.2 million tons per year, ArcelorMittal ceased applying the full consolidation method and started accounting for its remaining 49% interest in ArcelorMittal Annaba under the equity method (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2013”).

Sonasid

Sonasid is the largest long steel producer in Morocco and has facilities in Nador and Jorf Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Its plants cover an area of 2.03 square kilometers. Sonasid produced 0.6 million tonnes of crude steel in 2013. Sonasid’s production is mainly sold to the domestic Moroccan construction market.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnace, one ladle furnace, one continuous caster and a sections rolling mill. Its plants cover an area of 3.4 square kilometers. In 2012, ArcelorMittal finalized a major revamping of its rolling mill, consisting in a new continuous line with 12 new stands and reheating furnace and reversible stand revamping, increasing its capacity to 0.4 million tonnes. ArcelorMittal Hunedoara produced 0.2 million tonnes of crude steel in 2013. AreclorMittal Hunedoara’s production is mainly sold to the pipes and tubes industries as well as the European construction market.

The Europe segment also includes ArcelorMittal Distribution Solutions (“AMDS”) which is primarily the in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. In addition to ArcelorMittal Distribution, specific solutions are dispatched in four other business lines: ArcelorMittal Construction, ArcelorMittal Projects, ArcelorMittal Downstream, and ArcelorMittal Wire Solutions.

During the course of 2013, in response to the continued challenging economic context and overcapacity in Western and Eastern Europe, AMDS reduced its industrial footprint through site reorganization and site closures in Belgium, France, Germany, Italy, Slovakia, Romania, Serbia and Bulgaria. AMDS’ footprint was also reduced in Morocco and UK.  Businesses or sites were also sold in Belgium, Luxembourg and France.

 ArcelorMittal Distribution

ArcelorMittal’s range of distribution solutions is organized across a dozen of specific geographical areas: Benelux, Central and Eastern Europe, France, Germany/Switzerland, Iberia, Italy, the Maghreb, Turkey, Poland, Southeastern Europe, UK/Scandinavia. The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network ensures immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of customers have direct access to the Group’s steel products and to a complete portfolio of steel solutions.

ArcelorMittal Construction

ArcelorMittal Construction provides its customers with steel-based solutions for cladding, roofing, flooring and structure.

Established in 22 countries, ArcelorMittal Construction has three principal units: (i)Arval, which serves diverse requirements of architects and engineering firms, providing complete solutions and a large range of colors for building projects ; (ii)Arclad, which provides standard cladding profiles and panels with short delivery times;  and (iii)Armat, which is focused on distributors that provide products such as roof tiles, rainwater evacuation systems, accessories and panels for residential applications.

ArcelorMittal Projects

ArcelorMittal Projects provides distribution solutions and services for projects in foundation solutions, infrastructure, oil and gas, and building related steel constructions.

In-house production and processing facilities, combined with steel mainly from ArcelorMittal mills allows ArcelorMittal Projects to offer a complete product range with on-demand services such as processing, storage and handling, tailor-made logistics, quality control and inspection, document control and project administration. ArcelorMittal Projects supports its customers with project management skills, engineering assistance and strategically located stock yards that provide short delivery times.

ArcelorMittal Projects’ market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquid natural gas (LNG) terminal and civil construction projects world-wide.

ArcelorMittal Projects operates worldwide – Central and South America, Europe, CIS, Middle East, Africa, India, South East Asia, China and Australia.

ArcelorMittal Downstream

ArcelorMittal Downstream (previously known as Total Offer Processing) is a sheet metalwork company driven by high quality and innovation. Mastering a wide range of processes, ArcelorMittal Downstream is able to produce state-of-the-art design-to-value solutions from basic parts to critical functions that meet with the specific needs of its wide variety of customers.

Developing industrial integration with key players in major markets such as aerospace, railway, automotive, agriculture and construction equipment, machining tools, building equipment & infrastructure, ArcelorMittal Downstream works in strong partnership with its customers to provide key R&D and industrial support particularly in niche markets.

ArcelorMittal Wire Solutions

ArcelorMittal Wire Solutions is a global industrial wiredrawer, serving sectors such as agriculture, automotive, construction, energy and general industry. Its 17 production sites are spread across Europe, the United States, China, South Korea (through its long standing joint venture Kiswire ArcelorMittal Ltd), and Vietnam, with worldwide distribution channels. ArcelorMittal Wire Solutions has developed recognized brands and high-quality products with a broad range of tailor-made solutions used in diverse businesses from fencing and off-shore platform mooring to tire and concrete reinforcement.

On December 9, 2013, ArcelorMittal entered into an agreement with Kiswire Ltd. for the sale of  its interest in the joint venture Kiswire ArcelorMittal Ltd and other steel cord assets in the US, Europe and Asia. The transaction is expected to be completed in the second quarter of 2014, subject to regulatory approvals (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2013”).

In addition, Europe includes tubular production facilities, mainly comprised of ArcelorMittal Tubular Products Ostrava (“Ostrava”).

Located in Ostrava, Czech Republic, Ostrava has two seamless pipe mills with an installed capacity 0.29 million tonnes and a spiral welded mill with a capacity of 0.05 million tonnes. Located within the premises of the integrated steel plant of ArcelorMittal in Ostrava, the tube mills source the required raw materials, steel billets and hot rolled coils from the ArcelorMittal steel plant. Ostrava’s seamless pipe mills produce pipes ranging in size from 21 millimeters to 273 millimeters, while the large diameter spiral welded mill produces pipes ranging in size from 324 millimeters to 820 millimeters. In 2013, Ostrava produced 0.24 million tonnes of pipes for sale within Europe as well as for export.

ACIS

ArcelorMittal’s ACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine, Saudi Arabia and South Africa. Additionally, it has sales network named ArcelorMittal International.

The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the ACIS segment:

Production Locations-ACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Temirtau	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill	Flat, Long, Pipes and Tubes
JSC ArcelorMittal Tubular Products Aktau	Kazakhstan	Aktau	Downstream	Pipes and Tubes
ArcelorMittal Al Jubail	Saudi Arabia	Jubail	Downstream	Pipes and Tubes

	Production Facilities-ACIS

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2013 (in million tonnes)[2]
	Coke Plant	22	9.9	5.4
	Sinter Plant	9	25.5	18.8
	Blast Furnace	12	20.1	12.6
	Basic Oxygen Furnace (including Tandem Furnace)	16	19.6	13.2
	DRI Plant	7	1.8	1.1
	Electric Arc Furnace	2	1.8	1.5
	Continuous Caster—Slabs	6	11.2	5.8
	Hot Rolling Mill	3	9.4	5.4
	Pickling Line	4	4.6	2.3
	Tandem Mill	4	3.7	2.1
	Annealing Line (continuous / batch)	9	3.2	0.6
	Skin Pass Mill	9	5	2.3
	Plate Mill	1	0.6	0.2
	Continuous Caster—Bloom / Billet	4	5.2	3.2
	Breakdown Mill (Blooming / Slabbing Mill)	2	10	5.4
	Billet Rolling Mill	1	1.5	1.1
	Section Mill	9	4.7	3.7
	Bar Mill	3	1	0.7
	Wire Rod Mill	4	2.6	1.7
	Hot Dip Galvanizing Line	5	1.4	1
	Electro Galvanizing Line	1	0.1	0.1
	Tinplate Mill	5	0.8	0.3
	Color Coating Line	2	0.2	0.2
	Seamless Pipes	2	0.2	0.1
	Welded Pipes	3	0.3	0.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal South Africa

ArcelorMittal South Africa is the largest steel producer in Africa and has an installed capacity of approximately 6.3 million metric tonnes of crude steel. In 2013, ArcelorMittal South Africa produced 5 million tonnes of crude steel. ArcelorMittal South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main steel production facilities, which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, and covers an area of approximately 23.0 square kilometers with a crude steel capacity of approximately 2.8 million tonnes.  Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual crude steel capacity of approximately 0.4 million tonnes. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod, and has an annual crude steel capacity of approximately 1.9 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a crude steel capacity of approximately 1.2 million tonnes per annum and utilizes the Corex/Midrex process.

On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Repairs were completed and full operations resumed during the second week of April 2013. An estimated 361,000 tonnes of production volumes was lost as a result of the incident.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. Approximately 75% of its products are sold in the South African domestic market, while Africa is its largest export market. It also sells significant quantities of product into Asia with minor tonnages into Europe and the Americas.

In 2013 the Company and Anglo American’s Kumba Iron Ore reached to an agreement for the supply of  iron ore to ArcelorMittal South Africa. Pursuant to the agreement, 6.25 million metric tonnes of iron ore will be sold by Kumba’s Sishen Iron Ore unit to ArcelorMittal South Africa at a reference cost of production plus a 20 percent margin. See “Item 4A—Information on the Company—History and Development of the Company—Key Transactions and Events in 2013”.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of six coke oven batteries, three sintering plants, five blast furnaces (three of which are operational), six basic oxygen converters, and one twin open hearth furnace, six-strand continuous billet caster, two blooming mills and six light section / bar mills and three wire rod mills.

It covers an area of approximately 120 square kilometers including mines and various recreational centers. ArcelorMittal Kryviy Rih also has iron ore mines (see “Mining” below for further information).

ArcelorMittal Kryviy Rih’s product range includes billets, rebars and wire rods, light sections (angles), and merchant bars (rounds, squares and strips). The products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. The production of crude steel was 6.4 million tonnes in 2013.

The Company’s ownership in ArcelorMittal Kryviy Rih gradually increased from 93.77% in 2006 to 95.13% in 2011 through acquisitions of non-controlling interests. In 2013, the Company’s ownership in ArcelorMittal Kryviy Rih remained at 95.13%.

ArcelorMittal Temirtau

ArcelorMittal Temirtau is a fully-integrated steel plant located in the Karaganda region of Kazakhstan, consisting of six coke oven batteries, one sinter plant with three sinter machines, four blast furnaces (three of which are operational), three basic oxygen converters, two continuous slab casters, one continuous billet caster, one hot strip mill, two pickling lines, two cold rolling mills, two continuous annealing lines, two batch annealing areas, three skin pass mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, one welded pipe mill and a bar mill. It covers an area of approximately seven square kilometers. In 2013, ArcelorMittal Temirtau produced 3 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines and coal mines (see “—Mining” below for further information).

ArcelorMittal Temirtau’s product range of flat and long steel products includes pig iron, continuous caster slabs, continuous caster billets, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes, bars, sections and rebars. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances.

In addition, ACIS includes ArcelorMittal International (“AMI”), the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their respective home markets. With end user contacts in all key markets, AMI is the spearhead for ArcelorMittal expansion in emerging markets. Organized in eleven business areas with sales offices in 35 countries, it provides its customers with a complete range of products from ArcelorMittal facilities and therefore is directly connected to our upstream partners.

ACIS also includes  tubular production facilities. The main one  is  listed below:

Al Jubail

ArcelorMittal owns a joint venture interest in ArcelorMittal Tubular Products Al Jubail, a seamless tube mill in Jubail Industrial City, Saudi Arabia, designed and built to serve the fast growing energy producing markets of Saudi Arabia, the Middle East, North Africa and beyond.  The Jubail facility has a design capacity above 0.6 million tonnes per year and will produce a full range of products from 2 3/8 inches to 16 inches, suited for the energy markets as well as industrial and process applications.

The first saleable pipe was successfully produced in November 2013 and the Company is expected to undertake performance acceptance testing during the first half of 2014.  The plant has produced some limited ranges of ASTM pipes and is in the process of obtaining API certification (American Petroleum Institute).  Certification is expected in the second quarter of 2014 after which commercial production of API products can start. Certification from key regional customers including Aramco is also expected in the second quarter of 2014.

The project is expected to achieve “Performance Testing Acceptance” of all major equipment installed by the end of the second quarter of 2014. Additional equipment will be installed and commissioned during 2014 for a fully equipped coupling manufacturing facility, followed by finishing lines in 2015 (i.e. OCTG Casing lines 3).  This additional finishing equipment does not need to be operational until 2015 to enable the planned volume ramp up.

Financing for the project has been secured until project completion which is expected by the end of 2015.

Mining

ArcelorMittal’s mining segment has production facilities in North and South America, Africa, Europe and CIS. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations:

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
ArcelorMittal Mines Canada	Canada	Mt Wright, Qc	85	Iron Ore Mine (open pit)	Concentrate and pellets
Minorca Mines	USA	Virginia, MN	100	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.31	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Lázaro Cárdenas Volcan Mines	Mexico	Sonora	100	Iron Ore Mine (open pit)	Concentrate
ArcelorMittal Lázaro Cárdenas Peña Colorada	Mexico	Minatitlán	50	Iron Ore Mine (open pit)	Concentrate and pellets
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	100	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Tebessa	Algeria	Annaba	70	Iron Ore Mine (open pit and underground)	Fines
ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	51	Iron Ore Mine (open pit)	Concentrate and lump
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	95.13	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekapa	85	Iron Ore Mine (open pit)	Fines
Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100	Coal Mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100	Coal Mine (underground)	Coking coal and thermal coal
ArcelorMittal Kuzbass	Russia	Kemerovo	98.64	Coal Mine (underground)	Coking coal

Iron Ore

ArcelorMittal Mines Canada

ArcelorMittal Mines Canada is a major North American producer of iron ore concentrate and several types of pellets. It holds mining rights over 74,000 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates the Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. The property was first explored in 1947 and the project was constructed by Quebec Cartier Mining (“QCM”) between 1970 and 1975 and began operating in 1976. In 2006, QCM was purchased by ArcelorMittal when it acquired control of Dofasco. On December 31, 2012, ArcelorMittal and a consortium led by

POSCO and China Steel Corporation (“CSC”) and also including certain financial investors, created joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. In the first half of 2013, the consortium completed the acquisition, through two installments, of an aggregate 15% interest in the joint ventures. On March 15, 2013, the consortium acquired an 11.05% interest in the joint ventures, and on May 30, 2013, the consortium purchased a further 3.95% interest in the joint ventures. As part of the transaction, POSCO and CSC entered into long-term iron ore off-take agreements proportionate to their joint venture interests.

ArcelorMittal Mines Canada also owns mining rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright, previously a seasonal operation from which approximately 2.5 million tonnes of crude ore are transported by rail to the Mont-Wright concentrator annually will as from 2014 operate year-round. The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mining rights.

The expiration dates of the mining leases range from 2015 to 2025. These leases are renewable for three periods of ten years provided the lessee has performed mining operations for at least two years in the previous ten years of the lease.

The Mont-Wright and Fire Lake mines are part of the highly-folded and metamorphosed southwestern branch of the Labrador Trough. The most important rock type in the area is the specular hematite iron formation forming wide massive deposits that often form the crest of high ridges extending for many kilometers in the Quebec-Labrador area.

The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with seven lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 24 million tonnes of concentrate per annum. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 9.3 million tonnes of pellets. The mine produced 9.1 million tonnes of pellets and 8.9 million tonnes of concentrate in 2013.

Electric power for Mont-Wright and the town of Fermont is supplied by Hydro-Quebec via a 157 kilometer line. In the event of an emergency, the Hart Jaune Power plant, also connected to the Hydro-Quebec grid, can supply sufficient power to maintain the operations of the essential processing facilities.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca and owns a majority stake in Hibbing Taconite Company, which is managed by Cliffs Natural Resources.

ArcelorMittal Minorca holds mining rights over 13,210 acres and leases an additional 3,350 acres of land to support its operations located approximately three kilometers north of the town of Virginia in the northeast of Minnesota accessible by road and rail. The Minorca operations control all the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines – Laurentian and East Pits located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.9 million metric tonnes of fluxed pellets in 2013. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland Steel between 1977 and 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company holds mining rights over 7,380 acres in 43 contiguous mineral leases, is located six kilometers north of Hibbing in the northeast of Minnesota accessible by road and rail. The Hibbing operations are jointly owned by ArcelorMittal USA (62.3%), Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), and Cliffs Natural Resources is the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 7.7 million metric tonnes of taconite pellets in 2013 (of which 62.3% is ArcelorMittal’s share).

Both the Minorca and Hibbing mines are located in the Mesabi iron range where iron ore has been extracted for over 100 years. The ore bodies are within the Biwabik Iron Formation, a series of shallow dipping Precambrian sedimentary rocks known as taconite with a total thickness in excess of 200 meters and running for approximately 200 kilometers. Although the first deposits mined in the Mesabi iron range consisted of oxidized hematite ores, production was shortened in the mid 1950s to low grade magnetic taconite ores. The processing of this ore involves a series of grinding and magnetic separation stages to remove the magnetite from the silica. Electric power constitutes the sole source of energy for both Minorca and Hibbing and is provided from the Minnesota state power grid.

ArcelorMittal Lázaro Cardenas Mining Assets

AMLC operates three iron ore mines in Mexico, the El Volcan and Las Truchas mines and, through a joint ownership with Ternium S.A, the Peña Colorada mine.

Peña Colorada

Peña Colorada holds mining rights over 68,209 acres located at about 60 kilometers by highway to the northeast of the port city of Manzanillo, in the province of Minatitlán in the northwestern part of the State of Colima, Mexico. ArcelorMittal owns 50% of Peña Colorada Ltd., and Ternium S.A. owns the other 50% of the company.

Peña Colorada operates an open pit mine as well as a concentrating facility and a two-line pelletizing facility. The beneficiation plant is located at the mine, whereas the pelletizing plant is located in Manzanillo. Major processing facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills and several stages of magnetic separation. The concentrate is sent as a pulp through a pipeline from the mineral processing plant. Peña Colorada has operated since 1974. The Peña Colorada mine receives electrical power from the Comisión Federal de Electricidad (CFE), which is a federal government company that serves the entire country.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2021 to 2061.

The Peña Colorada pelletizing facility produced 3.8 million tonnes of pellets and 0.1 million tonnes of concentrate in 2013 (of which 50% is ArcelorMittal’s share). Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Lazaro Cardenas and for export, as well as to Ternium’s steel plants, by ship and by rail.

Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.

El Volcan

ArcelorMittal holds mining rights over 1,050 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2021 to 2061.

The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources. The concentrate is transported by rail to the Pacific port of Guaymas and then shipped to the Lázaro Cárdenas steel plant or exported. The mining operation uses two Caterpillar 3516B electric generators in continuous operation, with one generator operating 24 hours per day at an average consumption of 540 kilowatt hours while the second generator is on standby. The concentration facility uses electric power from the national grid.

The Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005.  The development of the mine started in 2007. Mining operations were halted during the 2008-2009 crisis and on several occasions due to structural problems in the crushing facilities. Operations have resumed without interruption since 2010.  The Volcan operations produced 2.2 million tonnes of concentrate in 2013.

The iron mineralization at the El Volcan deposit presents many similarities with Peña Colorada, with magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment. An active exploration program aims to extend the estimated remaining three-year mine life of the current open pit mine both through defining the down-dip extension of the mineralization zone being currently mined and by exploring other regional targets.

Las Truchas

The Las Truchas mine holds mining rights over 14,489 hectares to support its operations located approximately 27 kilometers southeast of the town of Lazaro Cardenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves.

Government concessions are granted by the Mexican federal government for a period of 50 years and are renewable. The expiration dates of the current mining concessions range from 2021 to 2061.

The Las Truchas mine is an integrated iron ore operation.  It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregated 2013 production concentrate, lumps and fines totaled 2.6 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, one ball mill and one bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Comisión Federal de Electricidad (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lazaro Cardenas.

The Las Truchas deposits consist of massive concentrations of magnetite of irregular morphology. The main Las Truchas deposits occur along a trend of about seven kilometers long and about two kilometers wide. The Las Truchas mineral deposits have been classified as hydrothermal deposits, which may have originated from injections of late stage-plutonic-activity through older sedimentary rocks. The mineralization of the Las Truchas iron deposits occurs in disseminated and irregular massive concentrations of magnetite within metamorphic rocks and skarns. The mineralization also occurs as fillings of faults, breccia zones, and fractures.

ArcelorMittal Brasil—Andrade Mine

ArcelorMittal Brazil holds mining rights over the central claims of the Andrade deposit over 27,333,100 square meters located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte. Power is mostly generated from hydroelectric power plants and supplied by CEMIG, an open capital company controlled by the Government of the State of Minas Gerais.

The Andrade mine supplies sinter feed to João Monlevade integrated plant through an internal railway of 11 kilometers. Companhia Siderurgica Belgo-Mineira (“CSBM”) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2013, the Andrade mine produced 2.5 million tonnes of sinter feed. An increase of the mine’s production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012. In 2013 a cross road was built in order to improve shipments to the local Brazilian market.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul holds mining rights over the central and east claims of the Serra Azul deposit over 6,006,700 square meters, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.

In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008.  In 2013, ArcelorMittal Mineração Serra Azul produced 1.4 million tonnes of lumps and sinter fines.

Both the Andrade and Serra Azul mines are located in the Iron Quadrangle (Quadrilatero Ferrifero), a widely-explored and mined region. The mineralization occurs as Itabirites, banded hematite-silica rocks, with varying weathering degrees. While the Serra Azul ore reserve estimates are constituted of rich friable Itabirites requiring some beneficiation, the Andrade ore reserve estimates are dominated by directly shippable hematite ore.

ArcelorMittal Tebessa

ArcelorMittal Tebessa holds mining rights over 14 square kilometers over two main areas to support its iron ore mining operations: the Ouenza open pit mine and the Boukhadra underground mine located 150 and 180 kilometers, respectively, from the Annaba ArcelorMittal steel plant in southeast Algeria near the Tunisian border. Both mines can be accessed by road and by electrified railways that run between the mines and the ArcelorMittal Annaba steel plant.

Processing at the mines is limited to primary crushing. The two mines produced 0.7 million metric tonnes of lumps and sinter fines in 2013. Electric power constitutes the sole source of energy for both mines and the crushing facilities and is provided from the state power grid. In 1913, the Societe de L’Ouenza was created and mining of the ore began in 1921. The mines were nationalized in 1966 following Algeria’s independence from France. In 1983, the Ferphos Company was created and, in 1990, it became autonomous from the government. Since October 2001, both the Ouenza mine and the Boukhadra mine have been owned by ArcelorMittal (70%) and Ferphos (30%), an Algerian public sector company.

Although both the Ouenza and Boukhadra mines have been producing iron ore for several decades, no iron ore reserves are reported for these mines in 2013 due to material deficiencies in the drilling data recording and archiving process. ArcelorMittal intends to conduct drilling campaigns at the two mines in accordance with industry best practices. The Ouenza and Boukhadra deposits principally consist of hematite that results from the oxidization of siderites and pyrites.

Following the strategic agreement signed on October 5, 2013 between ArcelorMittal and Sider, the Company will sell to Sider a 21% controlling stake in ArcelorMittal Tebessa in 2014 (see “Item 4.A – Information on the Company – History and Development of the Company – Key Transactions and Events in 2013”).

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal. ArcelorMittal Prijedor holds mining rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 243 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor has no reason to believe that it will not maintain the operating licenses required to continue operations and process its estimated 2013 iron ore reserves. The operation is in close proximity to long-established public roads. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2013, ArcelorMittal Prijedor produced 2.1 million tonnes of aggregated lumps and fines.

In 1916, Austrian mining companies established the first industrial production of iron ore in the Prijedor area. The mines were nationalized in the 1950s, and were then owned by Iron Mines Luubija Company until Mittal Steel acquired 51% of the company in 2004.

The Omarska deposit is composed of two ore bodies: Jezero and Buvac. The Jezero open pit began operating in 1983 and, following an interruption in production during the Bosnian civil war in the 1990s, production resumed in 2004.

However, since 2011, ore has only been produced at the Buvac pit.  The Buvac pit was opened in 2008 and is located within a carboniferous clastic and carbonates sediments containing iron mineralization in the form of beds concordant with host rocks or in the form of massive irregular blocks. The genesis of this deposit is attributed to hydrothermal replacement and syn-sedimentary processes.  Buvac ore body is mainly composed of limonite-goethite mineralization, which was formed during weathering oxidization of the primary siderite bodies.

ArcelorMittal Kryviy Rih

ArcelorMittal Kryviy Rih (“AMKR”) holds mining and surface rights to support its operations located roughly within the limits of the city of Kryviy Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine over 4,373 hectares. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves. AMKR operates a concentrating facility, along with two open pit and one underground iron ore mines. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk.  The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. AMKR has two iron ore mines: an open pit mine feeding a concentration plant that produced 10.2 million tonnes of concentrate in 2013, known as the Kryviy Rih open cast, and an underground mine with production of 1 million tonnes of lump and sinter feed in 2013, known as the Kryviy Rih underground mine.

The expiration of the agreements on the subsoil use conditions and the subsoil use permits range from 2016 to 2021, while the land lease agreements expiration range from 2060 to 2061.

The iron ore extracted from the Kryviy Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the crushing plant. The concentrator production process includes crushing, classification, magnetic separation and filtering. The iron ore extracted from the Kryviy Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryviy Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. Operations began at the Kryviy Rih open cast in 1959 and at the KryviyRih underground mine in 1933. ArcelorMittal acquired the operations in October 2005 from the State Property Fund of Ukraine.

The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2013 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.

Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2013 iron ore reserves.

Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 2.1million tonnes of concentrate in 2013. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The existing subsoil agreement expires in 2020. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Stroiinvest and Sarbai Interregional.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994, with production of 0.7 million tonnes of concentrate in 2013. It was acquired by ArcelorMittal in 2001. The existing subsoil agreement expires in 2015. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2013 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 0.6 million tonnes of lump and fines in 2013. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to consist of underground mining. The existing subsoil agreement expires in 2014, renewal of licence is in progress. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary magnetite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the Prometei-2003 grid via NovoKarazhal substation.

Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.4 million tonnes of concentrate and fines in 2013. The mining lease was obtained by ArcelorMittal in 2004. The existing subsoil agreement expires in 2029. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometers. The mineralization includes both martitic oxidized ore and primary magnetite ore. A new concentrator is processing the magnetite portion of the ore by simple dry crushing and magnetic separation while the low-grade oxidized portion of the ore is sold as fines to a third party for further beneficiation. At the Atansore operations, electric power is provided from the Kokshetauenergo center.

ArcelorMittal Liberia

ArcelorMittal (Liberia) Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has started to extract ‘direct shippable’ iron ore from the first of three deposits in the Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mountain ranges in northern Nimba, Liberia. Mining commenced in June 2011. AML signed a Mineral Development Agreement (MDA) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers three deposits to support AML’s operations located approximately 300 kilometers northeast of Monrovia, Liberia over 513 square kilometers. These three deposits are grouped under the name “Western Range Project”, which includes the Tokadeh,

Gangra and Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use and operate and maintain the Buchanan to Yekepa railroad and Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (direct shipping ore, or DSO) are mined. This ore only requires crushing and screening to make it suitable for export.

The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2013 was at 4.1 million tonnes. The power for the current Liberia DSO operations is obtained from a combination of diesel and electric sources. Planning and construction of the project were commenced in 1960 by a group of Swedish companies, which ultimately became the Liberian American-Swedish Minerals Company (LAMCO), and production commenced on the Nimba deposit in 1963. Production reached a peak of 12 million metric tonnes in 1974 but subsequently declined due to market conditions. Production started at Mt. Tokadeh in 1985 to extend the life of the Nimba ore bodies to 1992 when operations ceased due to the Liberian civil war. In 2005, Mittal Steel won a bid to resume operations and signed the MDA with the GOL. Rehabilitation work on the railway started in 2008 and, in June 2011, ArcelorMittal started mining operations at Tokadeh, followed by a first shipment of iron ore in September 2011.

The Nimba Itabirites is a 250 to 450 meter thick recrystallized iron formation. Although the iron deposits at Tokadeh, Gangra and Yuelliton fit the general definition of Itabirite as laminated metamorphosed oxide-facies iron formation, they are of lower iron grade than the ore previously mined at Mount Nimba. Tropical weathering has caused the decomposition of the rock forming minerals resulting in enrichment in the iron content that is sufficient to support a DSO operation.

Coal

ArcelorMittal Princeton

The ArcelorMittal Princeton (“AMP”) properties are located in McDowell County, West Virginia and Tazewell County, Virginia, approximately 30 miles west of the city of Princeton, West Virginia, where AMP’s corporate office is located. The properties consist of two operating areas:  the Low Vol operations and the Mid Vol operations, which are situated south of U.S. Route 52. High-voltage power lines, typically 12,500 volts, deliver power to work stations where transformers reduce voltage for specific equipment requirements.

The larger Low Vol operations are located in McDowell County, West Virginia, near the communities of Northfork, Keystone, Eckman, Gary, Berwind, and War. The Eckman Plant, Dans Branch Loadout, Eckman 2 and Redhawk 1 surface mines are also located here, as well as the following deep mines: XMV Mine Nos. 32, 35, 37, 39, 40 and 42.

The Mid Vol operations are in southeastern McDowell County, West Virginia and northwestern Tazewell County, Virginia. The nearest communities are Horsepen and Abbs Valley, Virginia as well as Anawalt, West Virginia. The mine operations office is located at Horsepen, Virginia near the Mid Vol operations.

The property has a long history of coal mining, mostly by predecessors in title to AMP. Significant underground mining of some of the deeper coal seams on the properties have occurred, notably the Pocahontas no. 3 and no. 4 seams. In addition, a substantial amount of the thicker coal outcrops have been previously contour mined, providing access for highwall mining and on-bench storage of excess spoil from future, larger-scale surface mining. AMP was created in 2008 when the Mid-Vol Coal Group and the Concept Mining Group were integrated.

The properties are located in the Pocahontas Coalfields of the Central Appalachian Coal Basin. The Carboniferous age coal deposits are situated in the Pottsville Group, New River and Pocahontas Formations. The rock strata, including the coal deposits, are sedimentary rocks formed by alluvial, fluvial, and deltaic sediments deposited in a shallow, subsiding basin. The most common rock types are various types of sandstone and shale. The coal deposits are typically in relatively thin coal beds, one to five feet thick.

The combined production of the mines in 2013 was 2.6 million tonnes of washed and directly shippable coal.

ArcelorMittal Temirtau (Karaganda Coal Mines)

ArcelorMittal Temirtau has eight underground coal mines and two coal preparation plants (CPP “Vostochnaya” and Temirtau Washery-2).  The coal mines of ArcelorMittal Temirtau are located in the Karaganda Coal Basin.  The basin is more than 3,000 square kilometers and was formed by strata of Upper Devonian and Carbonic ages, Mesozoic and Cainozoic formations. Due to structural peculiarities, the coal basin is divided into three geology-based mining areas: Karagandinskiy, Sherubay-Nurinskiy and Tentekskiy.

The mines are located in an area with well-developed infrastructure around the regional center of Karaganda city. Within a distance of 10 to 60 kilometers are the following satellite towns: Shakhtinsk, Saran and Abay, as well as Shakhan and Aktas. All mines are connected to the main railway, and coal is transported by railway to the coal wash plants and power stations.

The Kostenko mine began operations in 1934 and merged with the neighboring Stakhanovskaya mine in 1998.  The field of Kostenko mine falls within the Oktyabrskiy district of Karaganda city.

The Kuzembaeva mine was established in 1998. The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers to the southeast and 12 kilometers to the west, respectively. The eastern part of the mine falls within the center of Karaganda City.

The Saranskaya mine began operations in 1955. It merged with the Sokurskaya mine in mid-1997 and the Aktasskaya mine in 1998. The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers to the southeast and 12 kilometers to the west, respectively. Karaganda City is located approximately 35 kilometers to the northeast.

Kostenko, Kuzembaeva and Saranskaya mines receive energy from public district networks through transforming substations of Karagandaenergo Company.

The Abayskaya mine began operations in 1961. In 1996, it was merged with the Kalinina mine. The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers to the southeast and 20 kilometers to the west, respectively. Karaganda City is located approximately 30 kilometers to the northeast.

The Kazakhstanskaya mine began operations in 1969. The nearest community is Shakhtinsk. Karaganda City is located approximately 50 kilometers to the northeast. The railway station at MPS-Karabas is located approximately 35 kilometers to the southeast.

The Lenina mine was put in operation in 1964 and was subsequently merged with Naklonnaya no. 1/2 mine in 1968. The nearest community is Shakhtinsk, located seven kilometers to the southeast, and Karaganda City, is located 50 kilometers to the northeast. The railway station MPS-Karabas is located 35 kilometers to the southeast.

The Shakhtinskaya mine began operations in 1973.  The nearest community is Shakhtinsk, which is located ten kilometers to the southeast, and Shakhan, which is located seven kilometers to the north. Saran is located 18 kilometers to the east. Karaganda City is located approximately 35 kilometers to the east.

The Tentekskaya mine began operations in 1979. The nearest community is Shakhtinsk. Karaganda City is located approximately 50 kilometers to the northeast. The railway station MPS-Karabas is located approximately 35 kilometers to the southeast.

Abayskaya, Shakhtinskaya, Lenina, Tentekskaya and Kazakhstanskaya mines receive energy from high-voltage lines of Karaganda.

The subsoil use contract and license (all coal mines in Temirtau) will expire in 2022. Total land area under mining rights is 286 square kilometers.

The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to ArcelorMittal Kryviy Rih in Ukraine, and to external customers in Russia and China. In 2013, the Karaganda Coal Mines produced 4.8 million tonnes of metallurgical coal and approximately 1.6 million tonnes of thermal coal consumed by the Temirtau steel operations.

ArcelorMittal Coal Mines Kuzbass

ArcelorMittal Coal Mines Kuzbass in Siberia, Russia includes the Berezovskaya and Pervomayskaya mines, as well as the Severnaya coal washery. ArcelorMittal holds approximately 98.64% of these mines. Power is supplied to JSC "Ugolnaya kompaniya "Severniy Kuzbass" from the wholesale market by the national grid company FSK (Federal Grid Company) Russia through grids of MRSK (Interregional Distribution Grid Company) Siberia.

The Berezovskaya mine began operations in 1958 and is located in the northeastern part of the Kemerovo district of Kuzbass, 30 kilometers from the city of Kemerovo. The mines’ administrative division is located in the town of Berezovsky. There is a well-developed highway system in the region and the Novosibirsk-Achinsk federal highway connects to the mine via an asphalt road approximately 2.5 kilometers from the mine site. The mine is located within the boundaries of the Berezovo-Biryulinsky coal deposit in the Kuznetsk intermountain trough on the eastern side of the Kemerovo syncline.

The Pervomayskaya mine began operations in 1975 and is located in the northern part of the Kemerovo district of Kuzbass, 40 kilometers from the city of Kemerovo. The mine is located in an area that has a well-developed highway system. The Berezovsky – Anzhero-Sudzhensk highway is situated north of the mine.

The Severnaya wash plant is located adjacent to the Berezovskaya mine and began operations in 2006.  It processes all of the coal from ArcelorMittal Kuzbass’ mines. Coal is transported from the Berezovskaya mine and from the Pervomayskaya mine via rail.

The main consumers of the coking coal produced are some local coke producers and ArcelorMittal Kryviy Rih. In 2013, ArcelorMittal Coal Mines Kuzbass produced 0.7 million tonnes of metallurgical coal.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2013 and those that are currently ongoing.

Completed Projects

	Segment	Site	Project	Capacity / particulars	Actual completion
	Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1Q 2013
	Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt/year)	2Q 2013[1]

Ongoing Projects[2]

	Segment	Site	Project	Capacity / particulars	Forecasted completion
	Mining	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore premium sinter feed concentrate)	2015[3]
	NAFTA	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge Galvanizing line#6 to optimize Galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt/year	2015[4]
	Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt/year and cold rolling (CR) capacity by 0.7mt/year	On hold
	Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt/year	2015[5]
	Brazil	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt/year; increase in meltshop capacity by 0.2mt/year	2015[5]
	Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt/year; sinter feed capacity of 2.3mt/year	On hold[5]
	Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt/year for bars for civil construction	2016[6]

1	Final capex for the ArcelorMittal Mines Canada expansion project was $1.6 billion. The ramp-up of expanded capacity at ArcelorMittal Mines Canada hit a run-rate of 24mt by year end 2013.
2	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
3

The Phase 2 expansion of the Liberia project to a production capacity of 15 million tonnes per annum sinter feed is underway. The first sinter feed production is expected at the end of 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation.

4

During 3Q 2013, the Company restarted the construction of a heavy gauge galvanizing line #6 (capacity 660ktpy) at ArcelorMittal Dofasco.  On completion of this project in 2015, the older and smaller galvanizing line #2 (capacity 400ktpy) will be closed.  The project is expected to benefit EBITDA through increased shipments of galvanized product (260ktpy), improved mix and optimized costs. The line #6 will also incorporate Advanced High Strength Steel (AHSS) capability and is the key element in a broader program to improve ArcelorMittal Dofasco’s ability to serve customers in the automotive, construction, and industrial markets.

5

During 2Q 2013, the Company restarted its Monlevade expansion project in Brazil. The project is expected to be completed in two phases with the first phase (investment in which has now been approved) focused mainly on downstream facilities and consisting of a new wire rod mill in Monlevade with additional capacity of 1,050 ktpy of coils with capex estimated at a total of $280 million; and Juiz de Fora rebar capacity increase from 50 to 400ktpy (replacing some wire rod production capacity) and meltshop capacity increase by 200ktpy. This part of the overall investment is expected to be finished in 2015. A decision whether to invest in Phase 2 of the project, focusing on the upstream facilities in Monlevade (sinter plant, blast furnace and meltshop), will be taken at later date.

6

During 3Q 2013, Acindar announced its intention to invest $100 million in a new rolling mill (with production capacity of 400ktpy of rebars from 6 to 32mm) in Santa Fe province, Argentina devoted to the manufacturing of civil construction products. The new rolling mill will also enable Acindar to optimize production at its special bar quality (SBQ) rolling mill in Villa Constitución, which in the future will only manufacture products for the automotive and mining industries. The project is expected to take up to 24 months to build, with operations expected to start in two years.

Reserves (Iron Ore and Coal)

Introduction

ArcelorMittal has both iron ore and metallurgical coal reserves.  The Company’s iron ore mining operations are located in the United States, Canada, Mexico, Brazil, Liberia, Bosnia, Ukraine, Algeria and Kazakhstan. In Canada, the Company is developing a large greenfield project on Baffin Island.  The Company’s metallurgical coal mining operations are located in the United States, Kazakhstan and Russia.

The estimates of proven and probable ore reserves at our mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists. Cardno MM&A prepared the estimates of reserves for our Princeton underground and open pit operations and Roscoe Postle Associates prepared the estimates of iron ore reserves for our Baffinland project. The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7, under which:

•         Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

•         Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•         Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3.D—Key Information—Risk Factors—Risks Related to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine”.

Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants. Sites are reviewed on a rotating basis; all our operations with significant ore reserve estimates as of December 31, 2011 were independently audited in 2012 by Roscoe Postle Associates and SRK Consulting (UK) Limited and no material changes to the 2011 year-end iron ore and coal reserve estimates were recommended by them. The year-end 2013 ore reserve estimates were independently estimated by Roscoe Postle Associates for the Baffinland project and by Cardno MM&A for the Princeton coal operations.

ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine. Please see the table above under “Mining” for the ownership interest of ArcelorMittal in each mine. All of the reserve figures presented represent estimates at December 31, 2013 (unless otherwise stated).

Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only.

Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all ore reserves on the leased properties to be mined in accordance with current production schedules. Our ore reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.

In Eastern Europe (Bosnia) and the CIS, ArcelorMittal has conducted in-house and independent reconciliations of ore reserve estimate classifications based on SEC Industry Guide 7 and standards used by the State Committee on Reserves, known as the GKZ in the former Soviet Union countries. The GKZ, or its national equivalent, constitutes the legal framework for ore reserve reporting in several former Soviet Union countries where ArcelorMittal operates mines. On the basis of these reconciliations, ArcelorMittal’s ore reserves have been estimated by applying mine planning, technical and economic assessments defined as categories A, B and C1 according to the GKZ standards. In general, provided Guide 7’s economic criteria are met (which is the case here), A+B is equivalent to “proven” and C1 is equivalent to “probable”.

The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended to December 31, 2013. The average iron ore reference price for the last three years (2011 – 2013) was $144.8/dmt CFR China duly adjusted for quality, Fe content, logistics and other considerations.  For the same period, the average coal reference price was $218.9/tonne FOB Australia. The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs.  The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations.  Sustainability in turn depends on expected future operating and capital costs.

Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.

Iron Ore Reserve Estimates

The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2013. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  Proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2013						As of December 31, 2012
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (excluding Baffinland)	2,112	30.3	85	28.8	2,197	30.2	1,952	28.4
Baffinland - Canada	108	65.4	272	66.0	380	65.8	375	64.7
Minorca - USA	139	23.4	4	22.7	143	23.4	151	23.3
Hibbing - USA	282	19.1	21	18.9	303	19.1	321	19.1
Mexico (excluding Peña Colorada)	49	29.0	77	28.0	126	28.4	136	29.8
Peña Colorada - Mexico	120	23.6	131	22.9	251	23.2	259	23.6
Brazil	100	58.9	20	53.2	120	57.9	121	58.2
Liberia	-	-	505	48.5	505	48.5	526	48.4
Bosnia	-	-	29	45.8	29	45.8	32	45.8
Ukraine Open Pit	222	33	-	-	222	33.0	245	33.0
Ukraine Underground	24	55	-	-	24	54.8	24	55.0
Kazakhstan Open Pit	31	37.0	249	39.7	280	39.4	150	39.4
Kazakhstan Underground	-	-	29	45.0	29	45.0	37	42.3
Total					4,609	35.5	4,331	34.7

Supplemental information on iron ore operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2013 Run of Mine Production (Million Tonnes) *	2013 Saleable Production (Million Tonnes)1 *	Estimated Mine Life (Years)[2]
	Canada (excluding Baffinland)	85	1976	58.6	18.0	32
	Baffinland - Canada	50	Project in development			21
	Minorca - USA	100	1977	9.0	2.9	16
	Hibbing - USA	62.31	1976	28.1	7.7	10
	Mexico (excluding Peña Colorada)	100	1976	8.4	4.8	20
	Peña Colorada - Mexico	50	1974	9.5	3.9	18
	Brazil	100	1944	5.6	3.9	20
	Algeria	70	1921	0.8	0.7	N/A3
	Liberia	85	2011	3.9	4.1	19
	Bosnia	51	2008	2.9	2.1	10
	Ukraine Open Pit	95.13	1959	24.4	10.2	7
	Ukraine Underground	95.13	1933	1.1	1.0	15
	Kazakhstan Open Pit	100	1976	5.7	3.1	32
	Kazakhstan Underground	100	1956	1.0	0.6	18

1

Saleable production is constituted of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%. Exceptions in 2013 included the DSO produced in Bosnia, Ukraine underground and the Kazakh mines which have an iron content ranging between 55% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The DSO produced from Liberia had an average iron content of approximately 60% in 2013 while the sinter fines produced for external customers in Brazil from our Serra Azul operations averaged approximately 62% and the lumps averaged 60.5%.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2013 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2013 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these iron ore reserve estimates.

3	Estimated mine life from iron ore reserve estimates is not available by end of 2013 due to deficiencies in the drilling data recording and archiving process.
*	Represents 100% of production.

Changes in Iron Ore Reserve Estimates: 2013 versus 2012

Our iron ore reserve estimates have increased between December 31, 2012 and 2013 by 278 million metric tonnes of Run of Mine. This increase is mostly due to a revision of the life of mine plan of our Canadian operations in Mt Wright and Fire Lake resulting in the addition of 300 million metric tonnes and an update of the mine plan of the Lisakovski open pit operation in Kazakhstan resulting in the addition of 130 million metric tonnes.  This increase was partially offset by approximately 159 million tonnes from the 2013 mining depletion.  Other minor re-evaluations of our ore reserves totalled a net increase of 7 million tonnes between the 2012 and the 2013 year-end reserve estimates. The average Fe grade increased by 0.8% on an absolute basis essentially due to the addition of higher grade iron ore reserves Canada.

Metallurgical Coal Reserve Estimates

The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2013. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

		As of December 31, 2013									As of December 31, 2012
		Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
		ROM Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes[1]
	Princeton - USA	96	58	16	8	112	66	6.5	0.68	17.1	116	69
	Karaganda - Kazakhstan	18	9	160	80	178	89	10.5	0.69	27.0	173	83
	Kuzbass - Russia	15	10	12	8	27	18	9.8	0.68	24.7	29	19
	Total					318	173	8.9	0.69	23.0	318	170

1

Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of Run of Mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

Supplemental information on Metallurgical Coal operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2013 Run of Mine Production (Million Tonnes)	2013 Wet Recoverable production (Million Tonnes)[1]	Estimated Mine Life (Years)[2]
	Princeton - USA	100	1995	4.0	2.6	35
	Karaganda - Kazakhstan	100	1934	11.1	4.8	14
	Kuzbass - Russia	98.64	1958	1.2	0.7	15

1

Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of Run of Mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2013 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2013 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these estimated coal reserves.

Changes in Metallurgical Coal Reserve Estimates: 2013 versus 2012

Our metallurgical coal reserve estimates have remained essentially unchanged between December 31, 2012 and 2013 as the annual mining depletion of 16.3 million tonnes was entirely offset by a corresponding addition of coal reserves at our Kazakhstan operations through re-evaluation of the mine plan. No other material changes have occurred between the 2012 and the 2013 year-end reserve estimates.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.